

Green Thumb

ANNUAL REPORT

2022



2022 Financial Highlights

USD $MILLIONS

Annual Revenue
2018-2022



Net Income
2018-2022



*FY2022 net income of $12M includes non-cash impairment charges of $88.5 million.

Adjusted Operating EBITDA
2018-2022



Cash Flow From Operations
2018-2022



ANNUAL REPORT 2022

SUMMARY BALANCE SHEET

USD $000s	AS OF DEC. 31
	2022
CASH	$177,682

USD $000s	AS OF DEC. 31
	2022
DEBT	$275,668



To you, Green Thumb Shareholders,

FROM OUR FOUNDER



Ben Kovler
CHAIRMAN
CHIEF EXECUTIVE OFFICER
FOUNDER

"The impediment to action advances action.
What stands in the way becomes the way."

MARCUS AURELIUS



Introducing Beboe's 100mg gummies: *Sparkling & Sophisticated* real-fruit flavors, beautifully delivered for a balanced, blissful buzz.



incredibles launched a new, electrifying line of sour gummies *(warning: not for the faint of tart).*



Show Dog Infused Pre-Rolls join the pack to *Elevate the Journey.* Plus, Mini Dogs now available in 12-packs, perfect for on-the-go adventures.

It has been almost five years since Green Thumb went public in June of 2018. Reflecting on our progress since then, it is remarkable how much has changed. Our team has grown from 600 people to approximately 3,800. Our national presence has expanded from 5 states to 15. Our retail footprint has increased from 14 stores to over 75, and we have added 12 production facilities for a total of 18. In 2018, we proudly reported $62.5 million in revenue. Fast forward to 2022, we surpassed the $1 billion revenue milestone—an achievement that seemed a long way off when I wrote my first annual letter to you four years ago.

While Green Thumb may look different today, our mission has stayed the same—**to promote well-being through the power of cannabis.** Our strong focus remains on cash—which guides our day-to-day decision-making and every dollar we spend. We continue to believe deeply in our brands—RYTHM, Dogwalkers, incredibles and Beboe—and the role they have in America's cannabis experience. And finally, **our team—the single biggest factor to our success**—operates with the same principles and heart—we are focused, disciplined, hardworking and true believers in the right to well-being through cannabis and the long-term viability and vibrancy of our industry. But the times we live in today are not the same as 2018, just as they will differ again come 2028.

Obstacles Along the Journey

I believe what we achieved in 2022 was especially meaningful given the challenges that all cannabis operators faced during the year. Price compression in our industry was a real concern. That said, the industry had year-over-year unit growth of 28%, which helped mitigate some of the impact on pricing. This massive unit growth points to a key reality: **cannabis remains an essential purchase for American consumers.**

On the political front, we saw no federal movement on the SAFE Banking Act, which would allow cannabis businesses to use traditional banking services. This inaction continues to put the industry in a very capital-constrained position, which we believe will have a severe impact on cannabis operators without strong balance sheets. When you combine the high cost of capital, inflationary pressure on expenses, and punitive effective tax rates north of 50%, margins will slip and dollars will run out for some, ultimately resulting in fewer operators.

There is no question it has been a tough year for investors in our space, but when you zoom out, legal cannabis is on track to triple in size over the next decade. In 2022, the U.S. cannabis industry reached $26 billion—and we are only in the middle innings of its incredible potential. But this is a marathon, not a sprint. The challenges the industry faced in 2022 have not gone away. Inflation remains the highest it has been in 40 years; interest rates are volatile; and a recession still looms over the economy. All of these macroeconomic factors are beyond our control, so we will continue to focus on what's in our control—building the strongest company possible through discipline, hard work and grit.

Tune Out the Noise; Stay Focused

If distracted by all the surrounding noise, you can get caught and eaten by the bear. We believe the way to weather macroeconomic turbulence is to pay attention to the fundamentals, focus on meeting the demands of the consumer, and practice the common sense needed to run a sustainable business. To us, this boils down to generating cash flow, prudently managing capital, and producing amazing products. We have learned the importance of saying "no" and we are not afraid to invert a problem to find a solution. **Thinking strategically, even counterintuitively, and through a long-term lens is part of our DNA. You can count on that.**

We are confident in the playbook that we have been executing since our founding. It has allowed us to build the right team and own the right assets in the right states. We will continue to make strategic investments to strengthen our competitive position and create positive experiences for our patients and customers. In 2022, we invested $237 million in gross capital expenditures

into the business. We completed manufacturing facility expansion projects in Ohio, Maryland, Pennsylvania, Florida and New Jersey to fulfill current and future demand in those states. In addition, we expanded the offerings of our top consumer brands to additional markets including the launch of new RYTHM flower strains, Dogwalkers pre-rolls and a variety of gummies for Beboe and incredibles.

We have several positive catalysts that should fuel steady revenue growth and healthy cash flow, even if microeconomic fundamentals in some markets don't improve in 2023. Among them are plans to open additional retail stores in Pennsylvania, Nevada, Minnesota, Virginia and Florida this year; continued strong momentum in New Jersey, Virginia, Minnesota, Connecticut and Rhode Island; and the potential start of adult-use sales in Maryland. In addition, RYTHM flower continues to gain market share, supported by our best-in-class indoor infrastructure that gives us a competitive edge in the premium end of the value chain.

Our company is financially strong, well positioned for growth and forward-looking. We are pleased with our year-ending cash position of $178 million and full-year cash flow from operations of nearly $160 million, both of which are net of paying the government almost $120 million in cash taxes. To further strengthen our balance sheet, we extended the maturity date of our senior debt of $250 million at 7% to April 2025 at no cost to the company. In these times of rising interest rates, this extension added an extra layer of protection and financial flexibility. Come what may in 2023, we feel good about our balance sheet.



RYTHM's premium collection of flower, full spectrum vape, and concentrates delivers an always strain-specific, true to plant experience designed to help you *Find Your RYTHM*.

Fighting the Good Fight

If there is anything that worries me, it is the dimming promise for fresh participation in this industry—especially for Black and Brown entrepreneurs. With the best intentions, many states instituted social equity license programs. This generated considerable hope and excitement, but unfortunately often resulted in widespread disappointment. In an industry with severely restricted access to capital and the impact of 280E, it becomes very difficult for a single operator to create real value once awarded a license to operate a retail location or cultivation facility. The very people that social equity licenses were designed to help—are left without the help they need to succeed. This situation is by no means hopeless, but it is taking too long for state social equity programs to achieve meaningful results. **Until then, Green Thumb will continue to fight the good fight—by advocating loudly and supporting organizations and programs geared toward preparing these entrepreneurs for the hurdles ahead.**

On the federal level, we believe everyone would benefit from a solution to the inequitable tax burden levied against cannabis companies, as well as increased access to capital—consumers would have more buying options for safe products; a new cohort of entrepreneurs would emerge; communities would thrive from new business formations, jobs and investment; and existing operators could expand product distribution. According to Pew Research Center, almost nine out of ten American adults favor some form of cannabis legalization, so logic would suggest that our federal representatives are ignoring their constituents by failing to take action. Right now, the best way to create change is to drive more people to vote. That is why RISE Dispensaries is a premier sponsor of HeadCount's Cannabis Voter Project, which aims to register new voters and increase voter participation across the country.

Operating in the legal cannabis industry comes with great responsibility—our patients and customers depend on us every day to deliver a safe and satisfying experience and our communities entrust us with running a federally illegal business in their backyard. Preserving their trust is our highest priority. To galvanize that mission, we have a set of values that helps us to grow as individuals and as a team committed to delivering positive experiences to our customers.

The Star of the Team is the Team

As Warren Buffet wrote in his most recent shareholder letter "nothing beats having a great partner." I've been very fortunate to have Anthony Georgiadis alongside me for the last seven years. He was one of the best and most strategic CFOs anyone could wish for, yet he has always been so much more—a talented operator and great team builder. I am delighted that Anthony agreed to step into the position of President, a natural next step for both him and the company. In a seamless move, Matt Faulkner, who has been the backbone of our finance department for many years, was appointed to CFO. We have a deep bench of talent at Green Thumb that reflects a culture of mentorship and career advancement. Anthony likes to quote the great John Wooden who said, **'the star of the team is the team'**—I couldn't agree more and that extends to our approximately 3,800 people across 15 states who make a difference every day to our customers, our communities, and our fellow colleagues.

Optimism Amid Uncertainty

I am optimistic about the future of the U.S. cannabis market and Green Thumb's leadership role in it. While cannabis is a complicated, highly regulated business, the demand from Americans remains strong. We are living with a great deal of uncertainty now—economic pressure on consumers, a highly divisive federal Congress, and global anxiety-producing concerns. **All of this makes our mission even more critical, as cannabis has the power to improve people's lives and create more positivity in the world.** With so many factors beyond our control, we will focus on what we can control—how and where we invest shareholder dollars, the quality of our products, and the engagement and excitement of our customers. We will concentrate there, because we believe the rest will follow.

ON BEHALF OF THE ENTIRE GREEN THUMB TEAM—

Thank you & be well,

Ben

Ben Kovler
Chairman | Chief Executive Officer | Founder
April 20, 2023

humble
hardworking
grateful
transparent
integrity

Our Values


WE'RE HARDWORKING
We put our heads down and get the job done.

WE'RE TRANSPARENT
Honest and open communication keeps us healthy as an organization.

WE'RE HUMBLE
We let our work speak for itself and don't boast about it.

WE'RE GRATEFUL
Working in our industry is a privilege and an act of service.

WE HAVE INTEGRITY
We stand by our word and prove it through our actions.



At Green Thumb, we believe in treating people well.

Creating a positive impact in communities has been a core part of Green Thumb's mission since its founding. We believe cannabis has the power to spread positivity in endless ways, and our goal is to amplify that impact.

The Team

It starts with our team and the culture we have collectively built—one that is people-first and champions well-being and respect for our patients, customers, communities, and each other.

Our people and culture are what drives our mission—to promote well-being through the power of cannabis.



Green Thumb hosts Olive-Harvey College students as part of cannabis scholarship program, including a day at Good Green grantee Growing Home in Chicago.



Cultivation team prepares for first flower harvest at Green Thumb's new facility in Ocala, Florida.



Green Thumb team gets together for Summer Sesh, a survivor-themed team-building event in Chicago.



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to



Commission file number 000-56132

GREEN THUMB INDUSTRIES INC.
(Exact name of registrant as specified in its charter)

British Columbia (State or other jurisdiction of incorporation or organization)	**98-1437430** (I.R.S. employer identification no.)
325 West Huron Street, Suite 700 Chicago, Illinois (Address of principal executive offices)	**60654** (zip code)

Registrant's telephone number, including area code - (312) 471-6720

Securities registered pursuant to Section 12(g) of the Act:
Subordinate Voting Shares
Multiple Voting Shares
Super Voting Shares
(Title of each Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 day. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of February 20, 2023, there were 207,816,253 shares of the registrant's Subordinate Voting Shares, 3,853,100 shares of the registrant's Multiple Voting Shares (on an as converted basis) and 25,169,000 shares of the registrant's Super Voting Shares (on an as converted basis) outstanding.

The aggregate market value of the Subordinate Voting Shares, and Multiple Voting Shares, and Super Voting Shares (on an as converted basis, based on the closing price of these Subordinate Voting Shares on the Canadian Stock Exchange) on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, held by nonaffiliates was $1,731,448 thousand.

DOCUMENTS INCORPORATED BY REFERENCE

Part I of this Annual Report on Form 10-K incorporates certain information by reference from the Registrant's Amendment No. 2 Registration Statement on Form S-1 (No. 333-248213) to the extent stated herein under the heading "History of the Company."

Part III of this Annual Report on Form 10-K incorporates certain information by reference from the definitive proxy statement to be filed by the registrant in connection with the 2023 General Annual Meeting of Stockholders (the "2023 Proxy Statement"). The 2023 Proxy Statement will be filed by the registrant with the Securities and Exchange Commission not later than 120 days after December 31, 2022, the end of the registrant's fiscal year.

GREEN THUMB INDUSTRIES INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED December 31, 2022

TABLE OF CONTENTS

Use of Names

In this Annual Report on Form 10-K, unless the context otherwise requires, the terms "we," "us," "our," "Company," "Corporation" or "Green Thumb" refer to Green Thumb Industries Inc. together with its wholly-owned subsidiaries.

Currency

Unless otherwise indicated, all references to "$" or "US$" in this document refer to United States dollars, and all references to "C$" refer to Canadian dollars.

Disclosure Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains statements that we believe are, or may be considered to be, "forward-looking statements." All statements other than statements of historical fact included in this document regarding the prospects of our industry or our prospects, plans, financial position or business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as "may," "will," "expect," "intend," "estimate," "foresee," "project," "anticipate," "potential," "anticipate," "risk," "believe," "plan," "forecast," "continue" or "could" or the negative of these terms or variations of them or similar terms. Furthermore, forward-looking statements may be included in various filings that we make with the Securities and Exchange Commission (the "SEC"), and in press releases or oral statements made by or with the approval of one of our authorized executive officers. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements contained in this document, which reflect management's opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this document.

PART I

ITEM 1. BUSINESS

Background

Green Thumb Industries Inc. is a reporting issuer in the United States and Canada and the Company's Subordinate Voting Shares are listed for trading on the Canadian Securities Exchange ("CSE") under the symbol "GTII." The Company's Subordinate Voting Shares (as hereinafter defined) are also traded in the United States on the OTCQX Best Market (the "OTCQX") under the symbol "GTBIF."

Originally founded in 2014, Green Thumb began operations in 2015 upon the award of a medical marijuana license for cultivation/processing and retail sale of cannabis in Illinois. The Company has since expanded its operational footprint to 15 U.S. markets, including California, Colorado, Connecticut, Florida, Illinois, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Virginia. Currently, Green Thumb owns, manufactures, and distributes a portfolio of cannabis consumer packaged goods brands including &Shine, Beboe, Dogwalkers, Doctor Solomon's, Good Green, incredibles and RYTHM, to third-party retail stores across the United States as well as to Green Thumb owned retail stores (which we refer to as our Consumer Packaged Goods business). The Company also owns and operates retail cannabis stores that include a national chain called RISE, as well as retail stores operating under other names, many of which are in the process of being rebranded to RISE. Our retail stores sell a combination of our products and third-party products (which we refer to as our Retail business).

The Company, through its subsidiaries, owns state-licensed medical and/or adult-use marijuana businesses in California, Connecticut, Florida, Illinois, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Virginia. We also license our intellectual property and certain brands to a licensee in Colorado. The following organizational chart describes the organizational structure of the Company as of December 31, 2022. See Exhibit 21.1 to this document for a list of subsidiaries of the Company. All lines represent 100% ownership of outstanding securities of the applicable subsidiary unless otherwise noted in Exhibit 21.1. In part, the complexity of our organization structure is due to state licensing requirements that mandate that we maintain the corporate identity of our operating license holders.



Green Thumb Industries Inc.
Publicly Traded Entity
GTI23, Inc.
VCP23, LLC
For Success Holding Company
TWD18, LLC
VCP IP Holdings, LLC
VCP Real Estate Holdings, LLC
Vision Management Services, LLC
GTI Core, LLC
GTI New Jersey, LLC
GreenStar Herbals, Inc.
Liberty Compassion, Inc.
RISE Holdings, Inc.
Fiorello Pharmaceuticals, Inc.
GTI-Clinic Illinois Holdings, LLC
GTI Pennsylvania, LLC
KW Ventures Holdings, LLC
GTI Ohio, LLC
GTI Rhode Island, LLC
GTI Maryland, LLC
Bluepoint Apothecary, LLC
Southern CT Wellness & Healing, LLC
Advanced Grow Labs, LLC
Dharma Pharmaceuticals, LLC
LeafLine Industries, LLC
KSGNF, LLC
GTI Nevada, LLC
Integral Associates, LLC
Integral Associates CA, LLC

The registered office of the Company is located at 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8. The head office is located at 325 W. Huron Street, Suite 700, Chicago, Illinois 60654.

5

History of the Company

For information on the history of the Company and the development of the business prior to June 13, 2018, the day our Subordinate Voting Shares began trading on the CSE, see the information set forth under the headings "Business – Our History" and "Business – General Development of the Business" in Amendment No. 2 to our Registration Statement on Form S-1 that was filed with the SEC on February 2, 2021 with Registration No. 333-248213.

Financing Activities

(i) Construction Loan

On October 12, 2022, the Company entered into a construction-to-permanent financing arrangement (the "Construction Loan") which provided funding for the construction of a cultivation and processing facility in the amount of up to $31,000 thousand, which, as of December 31, 2022, the Company has drawn $18,345 thousand on the facility. The Construction Loan will bear interest at the U.S. prime rate plus 1%, with a floor of 5%, and mature upon the earlier of the completion of the construction, or 24 months from the date of issuance. Interest only payments became due on the first of each month beginning on November 1, 2022. Upon maturity, the Construction Loan will convert to a ten year mortgage note with a fixed interest rate of 3% over the weekly average yield of the U.S. treasury securities adjusted to a constant maturity of five years, with a floor of 5%. Payments of both principal and interest will be due on the first day of each calendar month following conversion of the Construction Loan.

(ii) Senior Secured Notes

On April 30, 2021, the Company closed a $216,734 thousand senior secured non-brokered private placement financing through the issuance of senior secured notes (the "April 30, 2021 Notes") pursuant to the Second Amendment to the Note Purchase Agreement (the "Note Purchase Agreement"). The Company used the proceeds to retire the Company's existing $105,466 thousand, senior secured notes due May 22, 2023 (the "May 22, 2019 Notes") and the remaining proceeds for general working capital purposes as well as various growth initiatives. The April 30, 2021 Notes had a maturity date of April 30, 2024 and bear interest from the date of issue of 7.00% per annum, payable quarterly, with an option, at the discretion of the Company, to extend for an additional twelve months. The financing permitted the Company to borrow an additional $33,266 thousand over the next twelve months. The purchasers of the April 30, 2021 Notes also received 1,459,044 warrants (the "Warrants") which allow the holder to purchase one Subordinate Voting Share of the Company at an exercise price of $32.68 per share, for a period of 60 months from the date of issue.

On October 15, 2021, the Company amended its existing Notes Purchase Agreement with the Second Amended Notes Purchase Agreement dated April 30, 2021, for the purposes of borrowing an additional $33,200 thousand, as permitted under the April 30, 2021 Notes Purchase Agreement (the "Amended Notes"). The additional borrowings have terms consistent with the April 30, 2021 Notes and increase the total amount borrowed to $249,934 thousand. The Company intends to use the additional proceeds for general working capital purposes as well as various growth initiatives. The purchasers of the Amended Notes received an additional 243,303 warrants which allow the holder to purchase one Subordinate Voting Share of the Company at an exercise price of $30.02 per share, for a period of 60 months from the date of issue.

On July 14, 2022, Green Thumb announced it exercised its right to extend the maturity date of the April 30, 2021 Notes by one year from April 30, 2024 to April 30, 2025. The April 30, 2021 Notes have a total principal amount of $249,934 thousand, and bear interest at a rate of 7.0% per annum that is paid quarterly. The extended maturity date did not involve any amendments to the April 30, 2021 Notes or any additional consideration to the existing lenders.

(iii) IIP Real Estate Funding

Danville, Pennsylvania

On November 12, 2019, the Company closed a sale and lease back transaction to sell its Danville, Pennsylvania cultivation and processing facility to Innovative Industrial Properties, Inc. ("IIP"). Under a long-term agreement, the Company leased back the facility and continues to operate and manage it. The purchase price for the property was $20,300 thousand, excluding transaction costs. The Company made certain improvements to the property that have significantly enhanced production capacity, for which IIP provided reimbursement of $19,300 thousand.

On June 29, 2022, the Company amended its original lease agreement (the "Amendment") with IIP associated with Danville, Pennsylvania cultivation and production facilities. The Amendment provided an additional tenant improvement allowance of $55,000 thousand to be used on enhancements to the facility.

Toledo, Ohio

On January 31, 2020, the Company closed a sale and leaseback transaction to sell its Toledo, Ohio processing facility to IIP. Under a long-term agreement, the Company leased back the facility and continues to operate and manage it. The purchase price for the property was $2,900 thousand, excluding transaction costs. The Company made certain improvements to the property that have significantly enhance production capacity, for which IIP has provided reimbursement of $4,300 thousand.

On October 1, 2020, the Company and IIP agreed to amend the lease on the Toledo, Ohio processing facility. Under the amendment, IIP provided an additional $25,000 thousand in funding to be used for the construction of a cannabis cultivation facility at the property.

Oglesby, Illinois

On March 6, 2020, the Company closed a sale and lease back transaction to sell its Oglesby, Illinois cultivation and processing facility to an unrelated third party, IIP. Under a long-term agreement, the Company leased back the facility and continues to operate and manage it. The purchase price for the property was $9,000 thousand, excluding transaction costs. The Company made certain improvements to the property that have significantly enhanced production capacity, for which IIP provided reimbursement of $41,000 thousand.

(iv) Registration Statement on Form S-1

On February 8, 2021, the SEC declared effective the Company's Registration Statement No. 333-248213 on Form S-1 filed on February 2, 2021. Shortly thereafter, the Company received an offer from a single institutional investor to purchase 3,122,074 of the Subordinate Voting Shares of the Company registered on the Form S-1 at a price of $32.03 per share for a total of $100,000 thousand. The transaction closed on February 9, 2021. On February 23, 2021, the Company accepted additional offers to purchase a total of 1,571,917 Subordinate Voting Shares of the Company at a price of $35.50 per share, for a total of $55,803 thousand. The Company used the net proceeds from the sale of securities for general corporate purposes, which included capital expenditures, working capital and general and administrative expenses. The Company also used a portion of the net proceeds to acquire or invest in businesses or products that are complimentary to the Company's own businesses and products.

Certain Recent Developments

On January 1, 2023, Anthony Georgiadis, who is also a member of the the Company's Board of Directors (the "Board"), was promoted to President, having previously served as the Company's Chief Financial Officer; Mathew Faulkner, was promoted to Chief Financial Officer from his previous role as Chief Accounting Officer, and Bret Kravitz was appointed as General Counsel from the role of Chief Counsel. Also on January 1, 2023, Dawn Wilson Barnes joined the Board.

On March 1, 2022, the Company acquired the remaining 50% ownership interests of ILDISP, LLC ("ILDISP") from the Company's former membership interest partner for the purposes of expanding the Company's operational capacity in the Illinois market. Prior to March 1, 2022, one of the two retail stores owned by ILDISP, RISE Effingham, was consolidated by Green Thumb as the Company was determined to be the primary beneficiary of the variable interest entity. The other retail store was accounted for as an equity method investment given the Company's 50% ownership interest and its ability to significantly influence that store's operations. The total consideration exchanged included $18,623 thousand in cash, which included $250 thousand in deferred consideration, which was paid in September 2022, along with 204,036 Subordinate Voting Shares valued at approximately $3,785 thousand.

On December 30, 2021, the Company closed on its acquisition of LeafLine Industries, LLC ("LeafLine") which expanded the Company's national footprint into the Minnesota cannabis market, for $38,731 thousand in cash and 5,513,942 Subordinate Voting Shares (including 386,002 deferred shares) valued at approximately $117,833 thousand. LeafLine is one of only two licensed cultivators in the Minnesota medical cannabis market, licensed to grow, process and dispense medical cannabis directly to patients. LeafLine has one cultivation facility and six retail stores which are currently open and operating.

On November 1, 2021, the Company closed on its acquisition of MDHWC Management Corp., which holds contractual interests in Maryland Health and Wellness Center, Inc. a Maryland-based medical dispensary (collectively referred to as "MDHWC"), for $8,320 thousand in cash and 309,157 Subordinate Voting Shares valued at approximately $6,375 thousand. On September 23, 2022, Green Thumb received approval from the Maryland Cannabis Commission to exercise our option to purchase all of the outstanding shares held by the former owner of Maryland Health and Wellness Center Inc. in exchange for $30 thousand in cash. The exercise of this option also resulted in the termination of the MSA that was in place since the date of acquisition.

On September 1, 2021, the Company closed on its acquisition of GreenStar Herbals, Inc. ("GreenStar"), a Massachusetts-based adult-use cannabis retailer, for $5,228 thousand in cash and 1,344,216 Subordinate Voting Shares (including 161,306 deferred shares) valued at approximately $39,681 thousand. The acquisition included two open and operating adult-use retail locations and one location that was opened later in the year, all in Massachusetts.

On August 2, 2021, the Company closed on its acquisition of Mobley Pain Management and Wellness Center, LLC and Canwell Processing, LLC (collectively referred to as "Summit"), which both hold contractual interests in Summit Medical Compassion Center, Inc., a non-profit corporation with vertically integrated cannabis operations in Rhode Island. The acquisition expanded the Company's national footprint into the Rhode Island cannabis market and was completed for 2,387,807 Subordinate Voting Shares (including 303,599 deferred shares) valued at approximately $69,874 thousand. The acquisition included one of only three retail locations in Rhode Island.

On July 1, 2021, the Company closed on its acquisition of Dharma Pharmaceuticals, LLC ("Dharma"). The acquisition expanded the Company's national geographic footprint into the Virginia cannabis market and was completed for $15,175 thousand in cash and 2,298,779 Subordinate Voting Shares (including 229,878 deferred shares) valued at approximately $75,897 thousand. As one of only five licensees in the Virginia medical cannabis market, Dharma is licensed to grow, process and distribute cannabis to patients through its own retail stores, as well as third party dispensaries. The acquisition included one open and operating cultivation and production facility and one retail location in Virginia. Green Thumb has subsequently opened three additional stores, and has the ability to open two additional retail locations in Virginia.

On June 1, 2021, the Company closed on its acquisition of Liberty Compassion Inc. ("Liberty"), a Massachusetts-based medical cannabis cultivator and retailer, for 2,146,565 Subordinate Voting Shares (including 259,765 deferred shares) valued at approximately $64,585 thousand. The acquisition included one cultivation and production facility and two operating medical cannabis dispensaries.

On February 8, 2021, the SEC declared effective, the Company's Registration Statement No. 333-248213 on Form S-1 filed on February 2, 2021. Shortly thereafter, the Company received an offer from a single institutional investor to purchase 3,122,073 of the Subordinate Voting Shares registered on the Form S-1 at a price of $32.03 per share for a total of $100,000 thousand. The transaction closed on February 9, 2021. On February 23, 2021, the Company accepted additional offers to purchase a total of 1,571,917 Subordinate Voting Shares at a price of $35.50 per share, for a total of $55,803 thousand.

Description of the Business

Overview of the Company

Established in 2014 and headquartered in Chicago, Illinois, Green Thumb promotes well-being through the power of cannabis through branded consumer packaged goods and people-first retail experiences, while giving back to the communities in which it serves. As of December 31, 2022, Green Thumb has operations across 15 U.S. markets, employs approximately 3,800 people and serves millions of patients and customers annually.

Green Thumb's core business is manufacturing, distributing and marketing a portfolio of owned cannabis consumer packaged goods brands (which we refer to as our Consumer Packaged Goods business), including &Shine, Beboe, Dogwalkers, Doctor Solomon's, Good Green, incredibles and RYTHM. The Company distributes and markets these products to third-party licensed retail cannabis stores across the United States as well as to Green Thumb-owned retail stores (which we refer to as our Retail business).

The Company's Consumer Packaged Goods portfolio is primarily generated from plant material that Green Thumb grows and processes that we use to produce our consumer packaged goods in 18 owned and operated manufacturing facilities. This portfolio consists of stock keeping units ("SKUs") across a range of cannabis product categories, including flower, pre-rolls, concentrates, vape, capsules, tinctures, edibles, topicals and other cannabis-related products (none of which product category are individually material to the Company). These Consumer Packaged Goods products are sold in retail locations throughout the 15 U.S. markets Green Thumb operates in including Green Thumb's own RISE stores.

Green Thumb owns and operates a national cannabis retail chain called RISE that provides relationship-centric retail experiences aimed to deliver a superior level of customer service through high-engagement consumer interaction, a consultative, transparent and education-forward selling approach and a consistently available assortment of cannabis products. In addition, we own stores under other names, primarily where we co-own the stores or naming is subject to licensing or similar restrictions. The income from Green Thumb's retail stores is primarily from the sale of cannabis-related products, which includes the sale of Green Thumb produced products as well as those produced by third parties, with an immaterial (less than 10%) portion of this income resulting from the sale of other merchandise (such as t-shirts and accessories for cannabis use). The RISE stores currently are located in 13 of the states in which we operate. As of December 31, 2022, the Company had 77 open and operating retail locations. The Company's new store opening plans will remain fluid depending on market conditions, our ability to obtain local licensing, construction and other permissions and subject to the Company's capital allocation plans.

Financial Highlights and Revenue Streams

The Company has consolidated financial statements across its operating businesses with revenue from the manufacture, sale and distribution of branded cannabis products to third-party licensed retail customers as well as the sale of finished products to consumers in its retail stores.

The percentage of total revenue contributed by operations of the Consumer Packaged Goods segment was 25%, 31% and 29% for the years ended December 31, 2022, 2021 and 2020 respectively. The percentage of total revenue contributed by the Retail segment was 75%, 69% and 71% for the years ended December 31, 2022, 2021 and 2020, respectively. See Item 7—"Management Discussion and Analysis" for details on key financial highlights.

As of the year ended December 31, 2022, Green Thumb has operating revenue in 15 markets (California, Colorado, Connecticut, Florida, Illinois, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Virginia).

Geographic Information

Green Thumb operates in 15 U.S. states: California, Colorado, Connecticut, Florida, Illinois, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Virginia.



Our National Footprint
15 Markets

● **Current Green Thumb Markets**

Product Research, Design and Development

The Company's branded products portfolio includes SKUs across a range of product categories, including flower, pre-rolls, concentrates, vape, tinctures, edibles, topicals and other cannabis-related products. Green Thumb engages in research and development activities focused on developing new extracted or infused cannabis consumer packaged products.

Manufacturing

Our branded products are produced in manufacturing facilities across 14 U.S. states in which the primary activity is the cultivation, processing and manufacture of cannabis consumer packaged goods. The majority of our finished goods production is manufactured by our owned production facilities. However, we also have entered into manufacturing agreements with third parties, primarily for our cannabidiol ("CBD") business lines, none of which account for more than 1% of finished goods production.

We aim to maintain strict brand and quality assurance standards and have implemented standard operating procedures across all production facilities to ensure continuity of product and consistent consumer experience across all operating markets.

Sources and Availability of Materials

Almost all of the raw material input, except packaging materials, used by the Company to produce finished cannabis consumer packaged goods are cultivated or processed internally for further use in the manufacturing process.

Significant Customers

Customers of our Consumer Packaged Goods business include legal state-licensed cannabis stores within each U.S. state in which we operate. The majority of our branded consumer packaged goods are distributed to unrelated third-party licensed retail cannabis stores. Green Thumb is not dependent upon a single customer, or a few customers, and the loss of any one or more of our customers would not have a material adverse effect on the business. No customer accounted for 10% or more of our consolidated net revenue during the fiscal years ended December 31, 2022, 2021 or 2020, respectively.

Merchandise

To meet the array of unique customer needs, we offer a variety of cannabis products at each of our RISE and other stores, totaling thousands of SKUs in managed inventory, covering a comprehensive list of packaged product categories including flower, concentrates, topicals (bath and beauty products) and edibles (confection, beverages, snacks).

We leverage our owned retail channel, RISE and our other stores to distribute our branded product portfolio, such as &Shine, Beboe, Dogwalkers, Doctor Solomon's, Good Green, incredibles, and RYTHM.

All products that are sold have passed state-mandated third-party testing as required by applicable law to help assure that they do not contain impermissible levels of toxins, microbials or other harmful substances, and that they meet the Company's vendor requirements for quality assurance and reliability. Products are inventoried in a comprehensive seed-to-sale tracking software to minimize product slippage and inventory deviation.

Omnichannel Distribution

Our primary retail presence is traditional brick and mortar. However, as regulations allow, we expect to continue to expand our e-commerce, in-store guest pick-up and direct to consumer delivery capabilities as part of our commitment to providing a consistent retail brand experience no matter where the consumer might be.

Intellectual Property – Patents and Trademarks

We believe that brand protection is critical to our business strategy. We regularly seek to protect our intellectual property rights in connection with our operating names (e.g., Green Thumb and RISE), our consumer packaged goods (e.g., Dogwalkers and RYTHM) and certain patentable goods and services. The U.S. trademark statute, The Lanham Act, allows for the protection of trademarks and service marks on products and services used, or intended for use, lawfully. Because cannabis-related products and services remain illegal at the federal level under the Controlled Substances Act (21 U.S.C. § 811), we are not able to protect all our intellectual property at the federal level; therefore, we currently seek trademark protections at the state level where commercially feasible. Nonetheless, our success depends upon other areas of our business such as product development and design, production and marketing and not exclusively upon trademarks, patents and trade secrets.

As the Company became licensed to cultivate cannabis, we have developed proprietary cultivation techniques. The Company has also developed certain proprietary intellectual property for operating butane extraction, carbon dioxide extraction and ethanol extraction machinery, including production best practices, procedures and methods. This requires specialized skills in cultivation, extraction and refining.

The Company relies on its code of conduct agreements to protect its intellectual property rights. To the extent the Company describes or discloses its proprietary cultivation or extraction techniques in its applications for cultivation or processing licenses, the Company redacts or requests redaction of such information prior to public disclosure.

The Company has sought U.S. patent protection for certain of its Doctor Solomon's products, namely a utility patent for compositions and methods for treating skin and neuropathic conditions and disorders. Where commercially reasonable, we will seek further U.S. patent protection on other eligible products and services. The Company owns several website domains, including www.gtigrows.com, numerous social media accounts across all major platforms, and various phone and web application platforms.

The Company has successfully registered over 80 trademarks across the United States and internationally and has additional trademark applications pending. The Company anticipates feedback on outstanding submitted applications on a rolling basis. As such, the Company will continue to rely on common law protection for these brands during the trademark registration process. Moreover, the Company will proactively seek intellectual property protection for brand expansions in current markets as well as any new market expansion. For additional details on the risks associated with the lack of trademark protection, see Item 1A—"Risk Factors" with respect to intellectual property.

For incredibles branded cannabis products, the Company has entered into a licensing contract with a third party that holds licenses to engage in the sale of cannabis in the state of Colorado, where the Company does not have licenses to operate cultivation and processing facilities. Such third party directly engages in or arranges for the sourcing, manufacturing, laboratory testing, quality assurance, storage, marketing, sales, distribution and delivery of products containing cannabis and remits licensing fees to the Company.

Joint Ventures

We utilize joint ventures when necessary to comply with state regulatory requirements in certain states. Partnering with one or more non-affiliated third parties provides the Company with the opportunity to mitigate certain operational and financial risks while ensuring continued compliance with the applicable regulatory guidelines. As of December 31, 2022, the Company has joint ventures for the operation of (i) a dispensary in Westport, Connecticut of which the Company holds a 46% interest, (ii) a Massachusetts operator of which the Company holds less than a 10% interest and (iii) a California-based cannabis-infused beverage company of which the Company holds a 20% interest.

Working Capital

Effective inventory management is critical to the Company's ongoing success and the Company uses a variety of demand and supply forecasting, planning and replenishment techniques. The Company strives to maintain sufficient levels of inventory of core product categories, maintain positive vendor and customer relationships and carefully plan to minimize markdowns and inventory write-offs.

For additional details on liquidity and Capital Resources, see Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations."

Number of Employees

As of December 31, 2022, Green Thumb employs approximately 3,800 team members nationwide including corporate, retail and cultivation and processing, both full- and part-time employees, and including but not limited to: finance and accounting, legal and compliance, supply chain and operations, sales and marketing, commercial and cannabis agriculture, chemists, customer service, construction and project management, real estate, information technology and human resources. We offer a comprehensive package of company-sponsored benefits to our team. Eligibility depends on the full-time or part-time status, employee location and other factors, and benefits include participation in a 401(k) retirement savings plan, medical and dental plans, disability insurance, employee assistance programs and life insurance. Additionally, we believe in aligned incentives and use our employee stock and incentive plan for a competitive total rewards program.

Our employees are split across the Company as follows:

Corporate:	324
Retail:	2,041
Cultivation and Processing:	1,398
Total	**3,763**

Approximately 350 of our employees at various cultivation and retail facilities have elected to be represented by a labor organization for purposes of collective bargaining.

Environmental Compliance

Expenditures for compliance with federal, state and local environmental laws and regulations are consistent from year to year and are not material to the Company's financials. The Company is compliant with all applicable regulations and does not use materials that would pose any known risk under normal conditions.

Competitive Conditions and the Company's Position in the Industry

Competition

The markets in which the Company distributes its products and operates retail stores are highly competitive. Some of those markets have relatively high barriers to entry due to the licensing requirements. The Company competes directly with other cannabis producers and retailers, some of which operate only in a specific market and some of which operate across several U.S. markets. More broadly, Green Thumb views manufacturers of other consumer products, such as those in the pharmaceuticals, alcohol, tobacco, health and beauty and functional wellness industries, as potential competitors. Product quality, performance, new product innovation and development, packaging, customer experience and consumer price/value are important differentiating factors.

The Company faces competition from other companies that may have a longer operating history, a higher capitalization, additional financial resources, more manufacturing and marketing experience, greater access to public equity and debt markets and more experienced management than the Company. Increased competition by larger and better financed competitors could materially affect the business, financial condition and results of operations of the Company. The vast majority of both manufacturing and retail competitors in our markets consist of localized businesses (i.e. doing business in only a single state market). There are a few multistate operators with whom the Company competes directly in several of the Company's operating markets. Aside from this direct competition, out-of-state operators that are capitalized well enough to enter those markets through acquisitions are also part of the competitive landscape. Similarly, as the Company executes its national U.S. growth strategy, operators in our future state markets will inevitably become direct competitors.

Because of the early stage of the industry in which the Company operates, the Company faces additional competition from new entrants. If the number of consumers of medical and adult-use cannabis in the states in which the Company operates its business increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and as states make more cannabis licenses available. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis, which could materially and adversely affect the business, financial condition and results of its operations.

In addition, the Company experiences significant competition for its products from illicit operators who are not licensed pursuant to their state's cannabis laws and regulations. Moreover, markets across the United States have seen the widespread proliferation of hemp-based products purporting to contain psychoactive amounts of THC, including Delta-8 tetrahydrocannabinol, Delta-9 tetrahydrocannabinol, and many other cannabinoids derived or synthesized from hemp that purport to cause a psychoactive effect ("psychoactive hemp-based products"). Most psychoactive hemp-based products on the market are derived from the chemical conversion of hemp-derived cannabidiol ("CBD"). These products are marketed in a legal grey area due to ambiguities created in the 2018 Farm Bill that effectively legalized hemp (cannabis containing less than 0.3% percent THC) on a national level. These psychoactive hemp-based products are frequently not being manufactured and distributed in the U.S by state-licensed cannabis processors and dispensaries. Instead, they are being manufactured and distributed by, for example, convenience stores, gas stations, smoke shops, head shops, and the Internet. These products do not appear to be subject to the testing, packaging, labeling, licensing and other requirements applicable to the Company's products such as seed-to-sale tracking (which makes product recalls possible) and are being sold without state-mandated cannabis excise taxes applied, thus leading to significant price differentials with the Company's products.

Given the pricing differential and the absence of state cannabis excise taxes, the continued proliferation of unregulated psychoactive hemp-based products through unlicensed distribution points could ultimately alter certain elements of the current cannabis market in the U.S. Recently, however, several states have begun to promulgate new regulations and interpretations of existing regulations that effectively prohibit the development of these products. If this trend continues, the potential impact of psychoactive hemp-based products on the cannabis market could be blunted. Proposed federal legislation, if passed, could also severely limit or prevent altogether the proliferation of psychoactive hemp-based products.

See Item 1A—"Risk Factors" for more information with respect to competition.

Federal and State Regulation of Cannabis

Below is a discussion of the federal and state-level regulatory regimes in the jurisdictions where the Company is currently operating through its subsidiaries.

Federal illegality of Cannabis

The U.S. federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I controlled substance. A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. Schedule I controlled substances are federally illegal and the manufacturing, sale and use of cannabis is a violation of federal law.

Due to the conflicting views between state legislatures and the federal government regarding cannabis, cannabis businesses are subject to inconsistent laws and regulations. The Obama Administration attempted to address the inconsistent treatment of cannabis under state and federal law in the Cole Memorandum that Deputy Attorney General James Cole sent to all U.S. Attorneys in August 2013. The Cole Memorandum noted that, in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis, conduct in compliance with such laws and regulations was not a prosecution or enforcement priority for the Department of Justice.

On January 4, 2018, then U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. Despite its rescission, as of December 31, 2022, federal prosecutors appear to continue to use the Cole Memorandum's priorities as an enforcement guide. Attorney General Merrick Garland stated during his congressional testimony in February 2021, that the Justice Department would not pursue cases against Americans complying with laws of the states that have legalized and are regulating marijuana. In October 2022, President Joseph R. Biden, announced that marijuana scheduling under federal law would be reviewed, noting that marijuana is scheduled as more dangerous than fentanyl and methamphetamine, two substances that are driving an overdose epidemic in the country. In October 2022, President Biden also announced a mass pardon of persons who had been convicted of simple marijuana possession under federal law. In December 2022, President Biden signed the Medical Marijuana and Cannabidiol Research Expansion Act into law, which provides for significantly broader opportunities to study cannabis.

As an industry best practice, the Company continues to employ the following policies to ensure compliance with the guidance provided by the Cole Memorandum:

- Our operations and our subsidiaries' operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough and other political/administrative divisions; to this end, we retain appropriately experienced legal counsel to help ensure compliance of such operations with all applicable licensing requirements;

- The cannabis-related activities adhere to the scope of the licensing obtained - for example, in states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary documentation to permit the possession of the cannabis; in states where cannabis is permitted for adult-use, the products are only sold to individuals who meet the requisite age requirements;

- Our operating subsidiaries must pass a range of requirements, adhere to strict business practice standards and be subject to strict regulatory oversight to ensure that no revenue is distributed to criminal enterprises, gangs or cartels;

- We have implemented an inventory tracking system and necessary procedures to help ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products, and we employ strict customer identification protocols to prevent sales to minors;

- Our state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, and we are not engaged in any other illegal activity; and

- We conduct reviews of products and product packaging to ensure that such products and product packaging comply with applicable regulations and contain necessary disclaimers about the contents of the products.

There have been efforts at reforming federal cannabis law. As of December 31, 2022, there were more than a dozen proposed congressional bills addressing myriad regarding the cannabis industry, from banking and tax reform to full legalization. However, none have passed into law.

There does exist a legislative safeguard for the medical cannabis industry, appended to the federal budget bill. For each year since 2015, Congress has adopted a so-called "rider" provision to the Consolidated Appropriations Acts (formerly referred to as the Rohrabacher-Farr Amendment and currently referred to as the Rohrabacher-Blumenauer Amendment) to prevent the federal government from using congressionally appropriated funds to enforce federal law against regulated medical cannabis actors operating in compliance with state and local law. On December 29, 2022, the amendment was renewed as part of the Consolidated Appropriations Acts of 2023, H.R. 2617, which is effective through September 30, 2023.

The sheer size of the cannabis industry, in addition to participation by state and local governments and investors, suggests that a large-scale federal enforcement operation would more than likely create unwanted political backlash for the Department of Justice and the current administration. Regardless, cannabis remains illegal at the federal level. The U.S. federal government has always reserved the right to enforce federal law over the sale and disbursement of medical or adult-use cannabis, even if state law authorizes such sale and disbursement. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will remain in place or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to cannabis, there is a risk that federal authorities may enforce current U.S. federal law criminalizing cannabis.

We will continue to monitor compliance on an ongoing basis in accordance with our compliance program and standard operating procedures. While our operations are in compliance with all applicable state laws, regulations and licensing requirements, such activities remain illegal under federal law. For the reasons described above and the risks further described in the section entitled "Risk Factors," there are significant risks associated with our business. Readers of this Form are strongly encouraged to carefully read all of the risk factors contained in Item 1A—"Risk Factors."

Federal Law and Ability to Access Public and Private Capital

Due to the present state of the laws and regulations governing financial institutions in the U.S., banks often refuse to provide services to businesses involved in the cannabis industry and U.S. multistate operators are currently not permitted to list securities on the U.S. securities exchanges. Consequently, it may be difficult for us to obtain financing from large U.S. financial institutions.

We have historically, and continue to have, access to equity and debt financing from non-public (i.e., private placement) markets and state-chartered financial institutions. Our executive team and Board also have extensive relationships with sources of capital (such as funds and high net worth individuals).

In addition to our working capital, we continue to generate adequate cash to fund our operations from capital raising transactions. Our business plan continues to include growth, in the form of acquisitions and through facility expansion and improvements. Accordingly, we expect to raise additional capital, both in the form of debt and new equity offerings, during the next few years.

However, there can be no assurance that additional financing will be available to us when needed or on terms that are acceptable.

Restricted Access to Banking and Other Financial Services

The United States Department of the Treasury's Financial Crimes Enforcement Networks, which we refer to as "FinCEN", issued the FinCEN Memorandum on February 14, 2014, outlining the pathways for financial institutions to back cannabis businesses in compliance with federal enforcement priorities. These guidelines include burdensome due diligence expectations and reporting requirements. The FinCEN Memorandum outlines the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. The FinCEN Memorandum echoed the enforcement priorities of the Cole Memorandum and states that, in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Under these guidelines, financial institutions must submit a Suspicious Activity Report in connection with all cannabis-related banking activities by any client of such financial institution, in accordance with federal money laundering laws.

However, the FinCEN Memorandum does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the Department of Justice, FinCEN or other federal regulators for banks and other financial institutions and can be amended or revoked at any time. Thus, most banks and other financial institutions in the United States do not appear comfortable relying on this guidance to provide banking services to the cannabis industry. Banks and/or card networks may also refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. In addition, federal money laundering statutes and regulations under the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state in which it operates permits cannabis sales. The inability or limitation on our ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for us to operate and conduct our business as planned or to operate efficiently.

On March 7, 2019, Democratic U.S. representative Ed Perlmutter of Colorado introduced the SAFE Banking Act, which would protect banks and their employees from punishment for providing services to cannabis businesses that are legal on a state level. The bill passed with strong bipartisan support in the House of Representatives on September 25, 2019. The House passed the SAFE Banking Act numerous times since then, most recently on February 4, 2022, as an amendment to the America COMPETES Act. However, the SAFE Banking Act failed to pass in the U.S. Senate. It was not introduced for formal voting, nor was it included in the December 2022 Consolidated Appropriations Act.

State Cannabis Law

State laws that permit and regulate the production, distribution and use of cannabis for adult-use or medical purposes are in direct conflict with federal law. Although certain states and territories of the U.S. authorize medical and/or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation and transfer of cannabis and any related drug paraphernalia are criminal acts under the Controlled Substances Act. Although the Company's activities are believed to be compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding that may be brought against the Company.

As of December 31, 2022, 37 states, (and the territories of Guam, Puerto Rico, the U.S. Virgin Islands, the Northern Mariana Islands and the District of Columbia) have legalized the cultivation and sale of cannabis for medical purposes. In 21 of those states, the sale and possession of cannabis is legal for both medical and adult-use, and the District of Columbia has legalized adult-use but not commercial sale. In November 2020, voters in Arizona, Montana and New Jersey voted by referendum to legalize cannabis for adult-use, and voters in Mississippi legalized cannabis for medical use. In February 2021, adult-use cannabis became legal in New Jersey. Adult-use cannabis was legalized in New York one month later in March 2021. Adult-use was legalized in Connecticut in June 2021. Virginia became the first southern state to legalize cannabis for adult-use in July 2021. In May of 2022, Rhode Island's governor passed its adult-use measure into law. In November 2022, Maryland and Missouri voters passed ballot measures approving adult-use, with both programs expected to begin in 2023.

Company's Medical-Only Markets

All of the medical-only markets in which the Company does business (Florida, Maryland, Minnesota, New York, Ohio, Pennsylvania, and Virginia) have written regulations that impose limitations on the number of cannabis business licenses that can be awarded by the state. In each of these markets, we have a proven track record of: (i) entering the market through state-granted awards based on the merit of our application and business plans; and/or (ii) expanding market reach through accretive mergers, acquisitions, and partnership ventures. Each medical use market that also allows adult-use (including Illinois, California, Colorado, Connecticut, Massachusetts, Nevada, New Jersey and Rhode Island) has regulations specifying which medical conditions qualify a patient for a license to purchase cannabis, and generally require the approval from a physician. Maryland, New York and Virginia have also legalized adult-use cannabis, but have not fully launched their adult-use programs. As of December 31, 2022, there was only one adult-use dispensary in New York. In Virginia, there is currently no date for the start of adult-use retail sales.

Company's Adult-Use Markets

The Company has adult-use operations in California, Connecticut, Illinois, Massachusetts, Nevada, New Jersey and Rhode Island. The Company also has a licensing and distribution contract with a third party that holds licenses to engage in the sale of cannabis in Colorado for incredibles branded cannabis products. Many of the adult-use markets in which the Company operates have fewer barriers to entry and more closely reflect free market dynamics typically seen in mature retail and manufacturing industries. The growth of these markets poses a risk of increased competition. However, management views the Company's market share as less at risk than operators without a current operating footprint due to our established brand recognition and supply and distribution chains. Purchasers of adult-use cannabis generally are subject to higher sales taxes than those that apply to purchasers who are authorized for medical purposes. However, anecdotal evidence suggests that some consumers who meet the criteria to apply for medical licenses make adult-use purchases and avoid pursuing a state's medical registration/qualification process.

Regulatory Environment in States Where We Operate

The risk of federal enforcement and other risks associated with the Company's business are described in Item 1A—"Risk Factors."

Regulation of the Cannabis Market at State and Local Level

Following the thesis that distributing brands at scale will win, we enter markets where we believe that we can profitably and sustainably operate and command significant market share, and thus maximize consumer and brand awareness.

Each state in which we operate specifies the types of cannabis licenses that are required for the various activities in which we engage. There are three primary types of licenses: cultivation, processing, and retail/dispensary. Cultivation licenses generally permit the holder to acquire and cultivate cannabis and sell that cannabis to dispensaries or processors. Some states allow cultivation license holders to process cannabis into marijuana-infused products as well, while other states require a separate processing license for this activity. Retail dispensary licenses permit the holder to purchase cannabis from cultivation or processing facilities and sell those products to individuals approved under their state's medical cannabis program or, where adult-use is permitted, to adults over the age of 21. Some states require a separate license for each activity, while others issue a single vertically integrated license that allows the holder to cultivate, process, and sell cannabis.

Below is a summary overview of the regulatory and competitive frameworks in each of our operating markets. See Appendix A to this Annual Report on Form 10-K for a state-by-state list of the licenses and permits held by us.

California

California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996.

In September 2015, the California legislature passed three bills collectively known as the Medical Cannabis Regulation and Safety Act. In November 2016, voters in California overwhelmingly passed Proposition 64, the Adult-Use of Marijuana Act creating an adult-use marijuana program for adults 21 years of age or older. The Medicinal and Adult-Use Cannabis Regulation and Safety Act, which provides for a single set of regulations to govern a medical and adult-use licensing went into effect on January 1, 2018.

The three agencies that regulate cannabis at the state level are: (a) the California Department of Food and Agriculture, via CalCannabis, which issues licenses to cannabis cultivators; (b) the California Department of Public Health, via the Manufactured Cannabis Safety Branch, which issues licenses to cannabis manufacturers; and (c) the California Department of Consumer Affairs, via the Bureau of Cannabis Control, which issues licenses to cannabis distributors, testing laboratories, retailers and micro-businesses.

California License and Regulations

In order to legally operate a medical or adult-use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in cities with cannabis licensing programs. Municipalities in California are allowed to determine the number of licenses they will issue to cannabis operators or can choose to ban cannabis businesses outright.

In 2021, we opened our first California retail operation in Pasadena. We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by California.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses and conditional licenses issued to us with respect to our operations in California.

Colorado

On November 7, 2000, Colorado voters approved Amendment 20, which amended the state constitution to allow the use of marijuana in the state by approved patients with written medical consent.

Amendment 64 passed on November 6, 2012, which amended the state constitution to establish a cannabis program in Colorado and permit the commercial cultivation, manufacture and sale of marijuana to adults 21 years of age or older. The commercial sale of marijuana for adult-use to the general public began on January 1, 2014.

Colorado License and Regulations

In Colorado, cannabis businesses must comply with local licensing requirements in addition to state licensing requirements in order to operate. Colorado localities are allowed to limit or prohibit the operation of marijuana cultivation facilities, product manufacturing facilities or retail stores facilities.

There are three principal license categories in Colorado: (1) cultivation, (2) product manufacturer and (3) medical center/retail store. Each facility is authorized to engage only in the type of activity for which it is licensed.

We do not have any licenses in the State of Colorado. We have a licensing and distribution contract with a third party that holds licenses to engage in the sale of cannabis in Colorado for incredibles branded cannabis products. Such third party directly engages in or arranges for the sourcing, manufacturing, laboratory testing, quality assurance, storage, marketing, sales, distribution and delivery of products containing cannabis and remits licensing fees to us. See Item 1—"Intellectual Property Patents and Trademarks" for details on licenses with respect to operations in Colorado.

Regulations for the production and sale of marijuana in Colorado are published through the Marijuana Enforcement Division of the Department of Revenue.

Connecticut

Connecticut's medical cannabis program was introduced in May 2012 when the General Assembly passed legislation PA 12-55 "An Act Concerning the Palliative Use of Marijuana," providing for the use of marijuana in the state by approved patients with written consent from a physician or advanced practice nurse. In June 2021, PA 21-1 was signed into law, legalizing adult-use cannabis as of July 1, 2021. The first adult-use sales in the state began in January 2023. On July 1, 2021, PA 21-1 went into effect, allowing for the purchase and use of cannabis by any adult over the age of 21.

Connecticut Licenses and Regulations

The Connecticut Department of Consumer Protection has issued regulations regarding the Medical Marijuana and Adult-use Programs in Connecticut.

There are two principal medical marijuana license categories in Connecticut: (1) cultivation/processing and (2) dispensary. We are licensed to operate one hybrid adult-use/medical marijuana cultivation/processing facility two medical marijuana dispensaries and one hybrid adult-use/medical marijuana dispensary. All licenses are, as of the date hereof, active with the State of Connecticut. Each facility licensee is independently issued.

We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by Connecticut.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses issued to us with respect to our operations in Connecticut.

<u>Florida</u>

In 2016, the Florida Medical Marijuana Legalization Initiative was introduced by citizen referendum and passed on November 8, 2016. This language, known as "Amendment 2," amended the state constitution and mandated an expansion of the state's medical cannabis program, which was previously limited to patients suffering from a diagnosed terminal condition.

Amendment 2, and the resulting expansion of qualifying medical conditions, became effective on January 3, 2017. On June 9, 2017, the Florida House of Representatives and Florida Senate passed respective legislation to implement the expanded program, which officially became law on June 23, 2017.

Florida Licenses and Regulations

There is one principal license category in Florida: the vertically-integrated Medical Marijuana Treatment Centers ("MMTC") license. Licenses are issued by the Florida Department of Health, Office of Medical Marijuana Use, and license holders can only own one license. There is no limit on the number of facilities that can be operated under an MMTC license. We currently are approved to operate two medical cannabis cultivation/processing facilities and seven medical cannabis dispensaries under our single MMTC license. All operating facilities are, as of the date hereof, active with the State of Florida.

As our operations in Florida are vertically-integrated, we are able to cultivate, harvest, process and sell/dispense/deliver our own medical cannabis products.

We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by Florida.

See Appendix A to this Annual Report for a list of the licenses issued to us with respect to our operations in Florida.

<u>Illinois</u>

In 2013, the Illinois General Assembly passed the Compassionate Use of Medical Cannabis Pilot Program Act, which went into effect on January 1, 2014, allowing the use of marijuana in the state by approved patients with written medical consent. In June 2019, the Governor signed the Cannabis Regulation and Tax Act, legalizing cannabis for adult-use and the law went into effect on June 25, 2019. Adult-use sales of cannabis began in the state on January 1, 2020.

Illinois Licenses and Regulations

There are four principal license categories in Illinois: (1) cultivation (which includes processing); (2) infusing; (3) transportation; and (4) dispensary. Dispensaries are regulated by the Illinois Department of Financial and Professional Regulation; the remainder are regulated by the Department of Agriculture. Licenses are independently issued for each approved activity for use at our facilities in Illinois. We have two cultivation facilities operating under two cultivation licenses. We have 10 operating dispensaries, which is the statutory cap, operating under 15 total licenses (10 adult-use dispensary licenses and 5 medical dispensary licenses). By applicable law, we are not permitted to add medical dispensary licenses to the 5 locations that only have adult-use sales.

We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by Illinois.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses issued us with respect to our operations in Illinois.

<u>Maryland</u>

In 2014, the Maryland legislature passed HB 881/SB 923, establishing a comprehensive medical cannabis program and the program became operational on December 1, 2017. The Maryland Medical Cannabis Commission regulates the state program, which allows the use of marijuana in the state by approved patients with written medical consent.

In November 2022, a ballot question passed legalizing possession of up to 1.5 ounces of marijuana and home cultivation of up to two plants beginning July 1, 2023. As of February 20, 2023, no legislation has been passed to establish a licensing and regulatory framework for adult-use marijuana sales.

Maryland Licenses and Regulations

There are three principal medical marijuana license categories in Maryland: (1) cultivation, (2) processing and (3) dispensary. We own one cultivation license, one processing license and four retail dispensaries. All licenses are, as of the date hereof, active with the State of Maryland. The licenses are independently issued for each approved activity.

We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by Maryland.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses issued to us with respect to our operations in Maryland.

<u>Massachusetts</u>

Massachusetts legalized medical marijuana when voters passed a ballot initiative in 2012. The law took effect on January 1, 2013. Adult-use marijuana became legal in Massachusetts as of December 15, 2016, following a ballot initiative in November 2016. In September 2017, the Cannabis Control Commission was established to regulate medical and adult-use of marijuana in the state.

Massachusetts Licenses and Regulations

On the medical side, there is one principal license category in Massachusetts: a vertically integrated Medical Marijuana Treatment Center ("MTC") license. MTCs grow, process and dispense their own marijuana. On the adult-use side, there are many license categories, but the two principal ones are Marijuana Cultivator and Marijuana Establishment (dispensary).

The Cannabis Control Commission, a regulatory body created in 2018, oversees the medical and adult-use programs, including licensing of cultivation, processing and dispensary facilities. Licensed medical dispensaries are given priority status in adult-use licensing.

We have two MTCs in Massachusetts, which include two medical cultivation facilities and three medical retail dispensaries. We have three adult-use dispensaries and one adult-use cultivation center.

We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by Massachusetts.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses issued to us with respect to our operations in Massachusetts.

Minnesota

In 2014, Minnesota created a medical marijuana program for patients with qualifying medical conditions upon physician, physician assistant or nurse practitioner recommendation.

Minnesota License and Regulations

There is one category of licensure in Minnesota: medical cannabis manufacturer.

A medical cannabis manufacturer is an entity registered with the Commissioner of Health that can cultivate, acquire, manufacture, possess, prepare, transfer, transport, supply, and dispense medical cannabis.

The main regulatory body for marijuana is the Minnesota Department of Health, Office of Medical Cannabis.

In December 2021, we acquired LeafLine Industries, one of only two licensed medical cannabis manufacturers in Minnesota. At the time of the acquisition, LeafLine operated a cultivation facility and five dispensaries. It also had the right to open three additional dispensaries. As of December 31, 2022, we have six operating dispensaries in Minnesota.

We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by Minnesota.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses issued to us with respect to our operations in Minnesota.

Nevada

Nevada became a medical marijuana state in 2001. In 2013, the Nevada legislature passed SB374, providing for state licensing of medical marijuana establishments. On November 8, 2016, Nevada voters passed NRS 435D by ballot initiative allowing for the sale of marijuana for adult-use starting on July 1, 2017. On June 12, 2019, the laws were revised, creating the Nevada Cannabis Compliance Board to oversee administration of the program. The new laws also provided that each marijuana establishment must obtain a license from its local jurisdiction as well as the state.

Nevada Licenses and Regulations

There are three principal license categories in Nevada: (1) cultivation, (2) processing and (3) dispensary. We are licensed to operate two medical and adult-use cultivation facilities, three medical and adult-use processing facilities, five medical dispensary licenses and up to thirteen adult-use retail locations. All licenses are, as of the date hereof, active with the State of Nevada. The licenses are independently issued for each approved activity for use at our facilities in Nevada.

We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by Nevada.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses issued to us with respect to our operations in Nevada.

New Jersey

On January 18, 2010, the governor of New Jersey signed into law S.119, the Compassionate Use Medical Marijuana Act, providing for permitting the use of medical cannabis with physician approval.

On July 2, 2019, the governor of New Jersey signed the Jake Honig Compassionate Use Medical Cannabis Act into law, which amended the Compassionate Use Medical Marijuana Act to allow for more license types.

After voters approved a ballot measure in November 2019, the governor of New Jersey signed three bills into law in 2021 that establish an adult-use program for adults who are at least 21 years old. New Jersey began adult-use sales in April of 2022.

New Jersey Licenses and Regulations

The New Jersey Cannabis Regulatory Commission is responsible for regulating cannabis in New Jersey. License types in New Jersey include vertically integrated medical Alternative Treatment Centers and medical or adult-use cultivator, dispensary, and manufacturer licenses.

We are licensed to operate one adult-use/medical cultivation and processing facility, one retail medical cannabis dispensary and two retail adult-use/medical dispensaries in the state of New Jersey. All licenses are, as of the date hereof, active with the State of New Jersey. The licenses are independently issued for each approved activity for use at our facilities in New Jersey.

We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by New Jersey.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses issued to us with respect to our operations in New Jersey.

New York

In July 2014, the New York Legislature and Governor enacted the Compassionate Care Act to provide a comprehensive, safe and effective medical marijuana program. The Compassionate Care Act provides access to the program for those who suffer from qualifying conditions and have a physician's recommendation.

In 2021, the Marijuana Regulation and Tax Act ("MRTA") was signed into law. The MRTA legalized adult-use cannabis and established the New York Office of Cannabis Management, which continues to promulgate rules and regulations. As of December 31, 2022, only one adult-use dispensary had been approved to begin sales.

New York Licenses and Regulations

The Office of Cannabis Management is the regulatory agency that oversees the adult-use and medical marijuana program in New York. There is currently one principal medical license category in New York: Registered Organization (a vertically integrated license).

We hold a Registered Organization license, which allows us to operate one medical marijuana cultivation/manufacturing facility and four medical marijuana dispensaries. Under the MRTA we have the right to open an additional four medical dispensaries. We currently operate three medical dispensaries and we have a cultivation/manufacturing facility under construction. All operating facilities are, as of the date hereof, active with the State of New York. Only registered pharmacists can dispense medical marijuana to approved patients and caregivers.

There are nine principal adult-use license types: (1) Cultivator, (2) Processor, (3) Cooperative, (4) Distributor, (5) Retail Dispensary, (6) Microbusiness, (7) Delivery, (8) Nursery, and (9) On-site Consumption.

There will also be two adult-use licenses available to registered medical marijuana businesses: (1) Registered Organization Adult-use Cultivator Processor Distributor Retail Dispensary and (2) Registered Organization Adult-use Cultivator Processor Distributor.

Other than a microbusiness licensee and a Registered Organization Adult-use Cultivator Processor Distributor Retail Dispensary licensee, no person may hold an interest in both a cultivation/processing type license and a dispensing or retail sales type of license.

We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by New York.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses issued to us with respect to our operations in New York.

Ohio

House Bill 523, effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program allows people with certain medical conditions, upon the recommendation of an Ohio-licensed physician certified by the State Medical Board, to purchase and use medical marijuana.

Ohio License and Regulations

There are three principal license categories in Ohio: (1) cultivation, (2) processing and (3) dispensary. We are licensed to operate one medical marijuana cultivation facility, one medical marijuana processing facility and five retail medical marijuana dispensaries in the state of Ohio, which is the statutory limit. All licenses are, as of the date hereof, active with the State of Ohio. The licenses are independently issued for each approved activity for use at our facilities in Ohio.

The three following state government agencies are responsible for the operation of Ohio's Medical Marijuana Control Program: (1) the Ohio Department of Commerce oversees medical marijuana cultivators, processors and testing laboratories; (2) the State of Ohio Board of Pharmacy oversees medical marijuana retail dispensaries, the registration of medical marijuana patients and caregivers, the approval of new forms of medical marijuana and coordinating the Medical Marijuana Advisory Committee; and (3) the State Medical Board of Ohio certifies physicians to recommend medical marijuana and may add to the list of qualifying conditions for which medical marijuana can be recommended.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses issued to us with respect to our operations in Ohio.

Pennsylvania

The Pennsylvania medical marijuana program was signed into law on April 17, 2016, under Act 16 and provided access to state residents with qualifying conditions.

Pennsylvania Licenses and Regulations

There are two principal license categories in Pennsylvania: (1) cultivation/processing and (2) dispensary. Our subsidiary GTI Pennsylvania, LLC is licensed to operate a medical cultivation/processing facility and is also licensed to operate medical retail locations. Our subsidiary KW Ventures Holdings, LLC is also licensed to operate medical retail locations. All licenses are, as of the date hereof, active with the Commonwealth of Pennsylvania. The licenses are independently issued for each approved activity for use at our facilities in Pennsylvania.

There are two principal license categories in Pennsylvania: (1) cultivation/processing and (2) dispensary All licenses are, as of the date hereof, active with the Commonwealth of Pennsylvania. Each license is independently issued.

All cultivation/processing establishments and dispensaries must register with the Pennsylvania Department of Health.

We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by Pennsylvania.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses issued to us with respect to our operations in Pennsylvania.

<u>Rhode Island</u>

Rhode Island legalized medical marijuana in 2006. Under this law, Rhode Island offers medical marijuana registration cards for patients with qualifying conditions and physician approval.

After a successful ballot measure, Rhode Island's governor signed two measures into law in May of 2022 approving sales in the state for adults who are at least 21 years old. Adult-use sales commenced on December 1, 2022 for the five licensed medical marijuana compassion centers which were approved for hybrid retail licenses. These hybrid retail licenses allow the centers to sell both medical and adult-use marijuana products in retail settings.

Rhode Island Licensure and Regulations

There are two categories of medical cannabis licensure in Rhode Island: compassion center (which includes cultivation and dispensary) and cultivator. The program is overseen by the Rhode Island Department of Business Regulation, Office of Cannabis Regulation.

After the passage of Rhode Island's adult-use law in 2022, existing operators became eligible to receive hybrid licenses, allowing them to cultivate and/or sell cannabis to adults ages 21 and over. The Cannabis Control Commission, which as of December 31, 2022 has not been formed, is to oversee regulations and additional licensing under the adult-use law.

In 2021, we acquired two entities that held management agreements with Summit Medical Compassion Center, Inc., a non-profit corporation with cultivation and retail operations. Both the cultivation and retail operations received hybrid licensure in 2022, allowing them to grow and sell to the adult-use market.

We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by Rhode Island.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses issued to us with respect to our operations in Rhode Island.

<u>Virginia</u>

In 2017, Virginia passed a law that allowed patients suffering from intractable epilepsy access to cannabidiol ("CBD") or THC-A oil. In 2018, this law was significantly expanded, which allowed any medical condition to qualify with state-certified physician, nurse practitioner or physician assistant recommendation. The next year, the law was amended to allow for higher potency THC. In February 2021, cannabis was legalized for adult-use. There is currently no date for the start of adult-use retail sales.

Virginia License and Regulations

There are currently two principal license categories in Virginia: (1) pharmaceutical processing and (2) dispensing. The primary regulatory body for cannabis is the Virginia Department of Health Professions: Board of Pharmacy. A pharmaceutical processor must obtain a permit from the Board of Pharmacy.

A cannabis dispensing facility is owned, at least in part, by a pharmaceutical processor.

We have one pharmaceutical processor permit and four dispensary permits. We have the right to open two more dispensaries pending regulatory approval.

We follow all regulatory requirements regarding the reporting of inventory movement and sale, as well as all other data reporting and record retention requirements mandated by Virginia.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses issued to us with respect to our operations in Virginia.

State License Renewal Requirements

For each of our provisional and operational licenses, the states impose strict license renewal requirements that vary state by state. We generally must complete the renewal application process within a prescribed period of time prior to the expiration date and pay an application fee. The state licensing body can deny or revoke licenses and renewals for a variety of reasons, including (a) submission of materially inaccurate, incomplete or fraudulent information, (b) failure of the company or any of its directors or officers to comply, or have a history of non-compliance, with any applicable law or regulation, including laws relating to minimum age of customers, safety and non-diversion of cannabis or cannabis products, taxes, child support, workers compensation and insurance coverage, or failure to otherwise remain in good standing (c) failure to submit or implement a plan of correction for any identified violation, (d) attempting to assign registration to another entity without state approval, (e) insufficient financial resources, (f) committing, permitting, aiding or abetting of any illegal practices in the operation of a facility, (g) failure to cooperate or give information to relevant law enforcement related to any matter arising out of conduct at a licensed facility and (h) lack of responsible operations, as evidenced by negligence, disorderly or unsanitary facilities or permitting a person to use a registration card belonging to another person. Certain jurisdictions also require licensees to attend a public hearing or forum in connection with their license renewal application.

Newly Established Legal Regime

Our business activities rely on newly established and/or developing laws and regulations in the states in which we operate. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect our profitability or cause us to cease operations entirely. The cannabis industry may come under further scrutiny by the Food and Drug Administration, the SEC, the Department of Justice, the Financial Industry Regulatory Advisory and other regulatory authorities that supervise or regulate the production, distribution, sale and use of cannabis for medical and nonmedical purposes in the United States. It is impossible to determine the extent of the impact of new laws, regulations or initiatives that may be proposed. The regulatory uncertainty surrounding the industry may adversely affect our business and operations, including without limitation, the costs to remain compliant with applicable laws and the impairment of our business or the ability to raise additional capital.

Available Information

Our website address is www.gtigrows.com. Through this website, our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, will be accessible (free of charge) as soon as reasonably practicable after materials are electronically filed with or furnished to the SEC. The information provided on our website is not part of this document.

ITEM 1A. RISK FACTORS

Summary of Risk Factors

      Our business is subject to a number of risks and uncertainties of which you should be aware before making a decision to invest in our Subordinate Voting Shares. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary; and other risks we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Annual Report on Form 10-K and our other filings with the SEC, before making a decision to invest in our Subordinate Voting Shares. These risks include, among others, the following:

- Cannabis remains illegal under U.S. federal law, and enforcement of cannabis laws could change.

- We may be subject to action by the U.S. federal government.

- State regulation of cannabis is uncertain.

- We may not be able to obtain or maintain necessary permits and authorizations.

- We may be subject to heightened scrutiny by Canadian regulatory authorities.

- We may face limitations on ownership of cannabis licenses.

- We may become subject to U.S. Food and Drug Administration or Bureau of Alcohol, Tobacco, Firearms and Explosives regulation.

- Cannabis businesses are subject to applicable anti-money laundering laws and regulations and have restricted access to banking and other financial services.

- We may face difficulties acquiring additional financing.

- We face intense competition.

- We face competition from unregulated products.

- We are dependent on the popularity and of consumer acceptance of our brand portfolio.

- We lack access to U.S. bankruptcy protections.

- We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.

- We may face difficulties in enforcing our contracts.

- We have limited trademark protection.

- Cannabis businesses are subject to unfavorable U.S. tax treatment.

- Cannabis businesses may be subject to civil asset forfeiture.

- We are subject to proceeds of crime statutes.

- We face exposure to fraudulent or illegal activity.

- Our use of joint ventures, strategic partnerships and alliances may expose us to risks associated with jointly owned investments.

- We face risks due to industry immaturity or limited comparable, competitive or established industry best practices.

- We face risks related to our products.

- Our business is subject to the risks inherent in agricultural operations.

- We may be adversely impacted by rising or volatile energy costs.

- We face risks related to our information technology systems and potential cyber-attacks and security breaches.

- We rely on third-party software providers for numerous capabilities we depend upon to operate, and a disruption of one or more or more of these systems could adversely affect our business.

- We face an inherent risk of product liability and similar claims.

- Our products may be subject to product recalls.

- We may face unfavorable publicity or consumer perception.

- Our voting control is concentrated.

- Our capital structure and voting control may cause unpredictability.

- Sales of substantial amounts of Subordinate Voting Shares by our existing shareholders in the public market may have an adverse effect on the market price of our Subordinate Voting Shares.

Risk Factors

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. Investing in our shares involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this Annual Report on Form 10-K, including the sections titled "Disclosure Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. Any of the following risks could have an adverse effect on our business, financial condition, operating results, or prospects and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. Our business, financial condition, operating results, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business

Cannabis remains illegal under U.S. federal law, and enforcement of cannabis laws could change.

Cannabis is illegal under U.S. federal law. In those states in which the use of cannabis has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act (21 U.S.C. § 811). The Controlled Substances Act classifies cannabis as a Schedule I controlled substance, and as such, medical and adult-use cannabis use is illegal under U.S. federal law. Unless and until Congress amends the Controlled Substances Act with respect to cannabis (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. If that occurs, we may be deemed to be producing, cultivating or dispensing cannabis and drug paraphernalia in violation of federal law. Since federal law criminalizing the use of cannabis pre-empts state laws that legalize its use, **enforcement of federal law regarding cannabis is a significant risk** and would greatly harm our business, prospects, revenue, results of operation and financial condition.

Our activities are, and will continue to be, subject to evolving regulation by governmental authorities. We are directly or indirectly engaged in the medical and adult-use cannabis industry in the United States where local and state law permits such activities. The legality of the production, cultivation, extraction, distribution, retail sales, transportation and use of cannabis differs among states in the United States. Due to the current regulatory environment in the United States, new risks may emerge, and management may not be able to predict all such risks.

As of December 31, 2022, 37 states (and the territories of Guam, Puerto Rico, the U.S. Virgin Islands, the Northern Mariana Islands, and the District of Columbia) have legalized the cultivation and sale of cannabis for medical purposes. In 21 of those states, the sale and possession of cannabis is legal for both medical and adult-use, and the District of Columbia has legalized adult-use but not commercial sale. In November 2020, voters in Arizona, Montana and New Jersey voted by referendum to legalize cannabis for adult-use, and voters in Mississippi legalized cannabis for medical use. In February 2021, adult-use cannabis became legal in New Jersey. Adult-use cannabis was legalized in New York in March 2021. Adult-use was legalized in Connecticut in June 2021. Virginia became the first southern state to legalize cannabis for adult-use in July 2021. In May of 2022, Rhode Island's governor passed its adult-use measure into law. In November 2022, Maryland and Missouri voters passed ballot measures approving adult-use, with both programs expected to begin in 2023.

Despite this, our activities in the medical and adult-use cannabis industry are illegal under the applicable federal laws of the United States. There can be no assurances that the federal government of the United States will not seek to enforce the applicable laws against us. The consequences of such enforcement would be materially adverse to us and our business, including our reputation, profitability and the market price of our publicly traded shares, and could result in the forfeiture or seizure of all or substantially all of our assets.

Due to the conflicting views between state legislatures and the federal government regarding cannabis, cannabis businesses are subject to inconsistent laws and regulations. The Obama Administration attempted to address the inconsistent treatment of cannabis under state and federal law in the Cole Memorandum that Deputy Attorney General James Cole sent to all U.S. Attorneys in August 2013, which outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. The Cole Memorandum noted that, in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis, conduct in compliance with such laws and regulations was not a prosecution or enforcement priority for the Department of Justice. However, the Department of Justice did not provide (and has not provided since) specific guidelines for what regulatory and enforcement systems would be deemed sufficient under the Cole Memorandum.

On January 4, 2018, then U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. Despite its rescission, as of December 31, 2022, federal prosecutors appear to continue to use the Cole Memorandum's priorities as an enforcement guide. Attorney General Merrick Garland stated during his congressional testimony in February 2021 that the Justice Department would not pursue cases against Americans complying with laws of the states that have legalized and are regulating marijuana. In October 2022, President Joseph R. Biden announced that marijuana scheduling under federal law would be reviewed, noting that marijuana is scheduled as more dangerous than fentanyl and methamphetamine, two substances that are driving an overdose epidemic in the country. President Biden also announced a mass pardon of persons who had been convicted of marijuana possession under federal law. In December 2022, President Biden signed the Medical Marijuana and Cannabidiol Research Expansion Act into law, which provides for significantly broader opportunities to study cannabis.

There have been efforts at reforming federal cannabis law. As of December 31, 2022, there were more than a dozen proposed congressional bills addressing myriad issues regarding the cannabis industry, from banking and tax reform to full legalization. However, none have passed into law.

There does exist a legislative safeguard for the medical cannabis industry, appended to the federal budget bill. For each year since 2015, Congress has adopted a so-called "rider" provision to the Consolidated Appropriations Acts (formerly referred to as the Rohrabacher-Farr Amendment and currently referred to as the Rohrabacher-Blumenauer Amendment) to prevent the federal government from using congressionally appropriated funds to enforce federal law against regulated medical cannabis actors operating in compliance with state and local law. On December 29, 2022, the amendment was renewed as part of the Consolidated Appropriations Acts of 2023, H.R. 2617, which is effective through September 30, 2023.

The uncertainty of U.S. federal enforcement practices going forward and the inconsistency between U.S. federal and state laws and regulations present major risks for us.

We may be subject to action by the U.S. federal government.

Since the cultivation, processing, production, distribution and sale of cannabis for any purpose, medical, adult-use or otherwise, remain illegal under U.S. federal law, it is possible that we may be forced to cease activities. The U.S. federal government, through, among others, the Department of Justice, its sub-agency the Drug Enforcement Administration and the U.S. Internal Revenue Service, has the right to actively investigate, audit and shut down cannabis growing facilities, processors and retailers. The U.S. federal government may also attempt to seize the property of the Company. Any action taken by the Department of Justice, the Drug Enforcement Administration and/or the Internal Revenue Service to interfere with, seize or shut down our operations will have an adverse effect on our business, prospects, revenue, results of operation and financial condition.

Since federal law criminalizing the use of cannabis pre-empts state laws that legalize its use, the federal government can assert criminal violations of federal law despite state laws permitting the use of cannabis. While it does not appear that federal law enforcement and regulatory agencies are focusing resources on licensed cannabis related businesses that are operating in compliance with state law, the Department of Justice may at any time issue additional guidance that directs federal prosecutors to devote more resources to prosecuting cannabis related businesses. If the Department of Justice under U.S. Attorney General Garland, aggressively pursues financiers or equity owners of cannabis-related businesses, and U.S. Attorneys follow the Department of Justice policies through pursuing prosecutions, then we could face:

(i)   seizure of our cash and other assets used to support or derived from our cannabis subsidiaries;

(ii)   the arrest of our employees, directors, officers, managers and investors; and

(iii)   ancillary criminal violations of the Controlled Substances Act for aiding and abetting, and conspiracy to violate the Controlled Substances Act by providing financial support to cannabis companies that service or provide goods to state-licensed or permitted cultivators, processors, distributors and/or retailers of cannabis.

It is further possible that Department of Justice or an aggressive federal prosecutor could allege that Green Thumb Industries Inc., and our Board, our executive officers and, potentially, our shareholders, "aided and abetted" violations of federal law by providing finances and services to our portfolio cannabis companies. Under these circumstances, federal prosecutors could seek to seize our assets, and to recover the "illicit profits" previously distributed to shareholders resulting from any of our financing or services. In these circumstances, the Company's operations would cease, shareholders may lose their entire investments and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison.

Additionally, there can be no assurance as to the position the Biden administration or any future administration may take on cannabis, and a new administration could decide to enforce federal laws against state-regulated cannabis companies. Any enforcement of current federal cannabis laws could cause significant financial damage to us and our shareholders.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. These results could have a material adverse effect on us, including, but not limited to, our reputation and ability to conduct business, our holding (directly or indirectly) of cannabis licenses in the United States, the listing of our securities on various stock exchanges, our financial position, operating results, profitability or liquidity or the market price of our Subordinate Voting Shares. In addition, it is difficult to estimate the time or resources that would be needed for the investigation or final resolution of any such matters because: (i) the time and resources that may be needed depend on the nature and extent of any information requested by the authorities involved, and (ii) such time or resources could be substantial.

State regulation of cannabis is uncertain.

There is no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, the Company's business or operations in those states or under those laws would be materially and adversely affected. As they amend or develop legislation and regulations, state and local regulators and legislatures may use the regulatory process to slow the growth of multistate operators like the Company, with the intent of creating increased opportunities for resident farmers and entrepreneurs, which could severely restrict our ability to operate in those jurisdictions. Federal actions against any individual or entity engaged in the cannabis industry or a substantial repeal of cannabis related legislation could adversely affect the Company, our business and our assets or investments. Maintaining compliance with complex and ever-changing regulations and laws, including sometimes unclear regulations and laws, can be a difficult task, and a materially compliant business can be found in violation of one or more laws, rules or regulations while remaining materially or substantially compliant with applicable state cannabis laws.

The rulemaking process at the state level that applies to cannabis operators in any state will be ongoing and result in frequent changes. As a result, a compliance program is essential to manage regulatory risk. All operating policies and procedures implemented by the Company are compliance-based and are derived from the state regulatory structure governing ancillary cannabis businesses and their relationships to state-licensed or permitted cannabis operators, if any. Notwithstanding the Company's efforts and diligence, regulatory compliance and the process of obtaining and maintaining regulatory approvals can be costly and time-consuming. No assurance can be given that the Company will receive or be able to maintain the requisite licenses, permits or cards to continue operating our businesses.

In addition, local laws and ordinances could restrict the Company's business activity. Although the Company's operations are legal under the laws of the states in which the Company's business operate, local governments have the ability to limit, restrict and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances and similar laws could be adopted or changed and have a material adverse effect on the Company's business.

Multiple states where medical and/or adult-use cannabis is legal have or are considering special taxes or fees on businesses in the marijuana industry. It is uncertain at this time whether other states are in the process of reviewing such additional taxes and fees. The implementation of special taxes or fees could have a material adverse effect upon the Company's business, prospects, revenue, results of operation and financial condition.

State regulatory agencies may require the Company to post bonds or significant fees.

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal marijuana to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise taxes. The Company is not able to quantify at this time the potential scope of such bonds or fees in the states in which it currently operates or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company's business.

We may not be able to obtain or maintain necessary permits and authorizations

Our subsidiaries may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations to operate their respective businesses, or may only be able to do so at great cost. In addition, our subsidiaries may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, certificates, authorizations or accreditations could result in restrictions on a subsidiary's ability to operate in the cannabis industry, which could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to heightened scrutiny by Canadian regulatory authorities.

Currently, the Company is traded on the CSE and on over-the-counter markets in the United States. The business, operations and investments of the Company in the United States, and any future business, operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the United States. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company's ability to operate or invest in the United States or any other jurisdiction, in addition to those described herein.

In 2017, there were concerns that the Canadian Depository for Securities Limited, through its subsidiary CDS Clearing and Depository Services Inc. ("CDS"), Canada's central securities depository (clearing and settling trades in the Canadian equity, fixed income and money markets), would refuse to settle trades for cannabis issuers that have investments in the United States. However, CDS has not implemented this policy.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 describing the Canadian Securities Administrators' disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group, which is the owner and operator of CDS, announced the signing of a Memorandum of Understanding ("MOU") with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange ("TSXV"). The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the Canadian securities exchanges to review the conduct of listed issuers. The MOU notes that securities regulation requires that the rules of each of the exchanges must not be contrary to the public interest and that the rules of each of the exchanges have been approved by the securities regulators. Pursuant to the MOU, CDS will not ban accepting deposits of or transactions for clearing and settlement of securities of issuers with cannabis-related activities in the United States. Even though the MOU indicated that there are no plans to ban the settlement of securities through CDS, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were implemented at a time when Subordinate Voting Shares are listed on a Canadian stock exchange, it would have a material adverse effect on the ability of holders of Subordinate Voting Shares to make and settle trades. In particular, the Subordinate Voting Shares would become highly illiquid until an alternative (if available) was implemented, and investors would have no ability to effect a trade of Subordinate Voting Shares through the facilities of the applicable Canadian stock exchange.

We may face limitations on ownership of cannabis licenses.

In certain states, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person or entity may own. Such limitations on the ownership of additional licenses within certain states may limit the Company's ability to grow in such states. The Company employs joint ventures from time to time to help ensure continued compliance with the applicable regulatory guidelines.

We may become subject to U.S. Food and Drug Administration or Bureau of Alcohol, Tobacco, Firearms and Explosives regulation.

Cannabis remains a Schedule I controlled substance under U.S. federal law. If the federal government reclassifies cannabis to a Schedule II controlled substance, it is possible that the FDA would seek to regulate cannabis under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify the efficacy and safety of cannabis. It is also possible that the FDA would require facilities where medical use cannabis is grown to register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact they would have on the cannabis industry is unknown, including the costs, requirements and possible prohibitions that may be enforced. If the Company is unable to comply with the potential regulations or registration requirements prescribed by the FDA, it may have an adverse effect on the Company's business, prospects, revenue, results of operation and financial condition.

It is also possible that the federal government could seek to regulate cannabis under the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives. The Bureau of Alcohol, Tobacco, Firearms and Explosives may issue rules and regulations related to the use, transporting, sale and advertising of cannabis or cannabis products, including smokeless cannabis products.

Cannabis businesses are subject to applicable anti-money laundering laws and regulations and have restricted access to banking and other financial services.

We are subject to a variety of laws and regulations in the United States that involve money laundering, financial record-keeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970, (which we refer to as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (which we refer to as the USA Patriot Act), and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. Accordingly, pursuant to the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

The United States Department of the Treasury's Financial Crimes Enforcement Network, which we refer to as FinCEN, issued a memorandum on February 14, 2014, which we refer to as the FinCEN Memorandum, outlining the pathways for financial institutions to bank cannabis businesses in compliance with federal enforcement priorities. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. The FinCEN Memorandum refers to the Cole Memorandum's enforcement priorities.

The Department of Justice continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conduct of the Department of Justice's enforcement priorities could change for any number of reasons. A change in the Department of Justice's priorities could result in the prosecution of banks and financial institutions for crimes that were not previously prosecuted.

If our operations, or proceeds thereof, dividend distributions or profits or revenues derived from our operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds from a crime (the sale of a Schedule I drug) under the Bank Secrecy Act's money laundering provisions. This may restrict our ability to declare or pay dividends or effect other distributions.

The FinCEN Memorandum does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the Department of Justice, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the United States do not appear comfortable providing banking services to cannabis-related businesses or relying on this guidance given that it has the potential to be amended or revoked by the current administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, we may have limited or no access to banking or other financial services in the United States. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it operates in permits cannabis sales. Our inability or limitation of our ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for us to operate and conduct our business as planned or to operate efficiently.

In the United States, the "SAFE Banking Act" was adopted by the U.S. House of Representatives, which would grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. However, the U.S. Senate has yet to take up the SAFE Banking Act for a vote and it was not included in the December 2022 Consolidated Appropriations Act. There can be no assurance that it will be passed as presently proposed or at all.

In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

We may face difficulties acquiring additional financing.

We may require equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions and/or other business combination transactions. There can be no assurance that additional financing will be available to us when needed or on terms which are acceptable. Our inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company's business, prospects, revenue, results of operation and financial condition.

We lack access to U.S. bankruptcy protections.

Many courts have denied cannabis businesses bankruptcy protections because the use of cannabis is illegal under federal law. In the event of a bankruptcy, it would be very difficult for lenders to recoup their investments in the cannabis industry. If the Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to us, which would have a material adverse effect on us.

We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.

Our business and activities are heavily regulated in all jurisdictions where we conduct business. Our operations are subject to various laws, regulations and guidelines by state and local governmental authorities relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services. Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all necessary regulatory approvals for the manufacture, production, storage, transportation, sale, import and export, as applicable, of our products. The commercial cannabis industry is still a new industry at the state and local level. The effect of relevant governmental authorities' administration, application and enforcement of their respective regulatory regimes and delays in obtaining, or failure to obtain, applicable regulatory approvals which may be required may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on our business, prospects, revenue, results of operation and financial condition. Any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; the imposition of additional or more stringent inspection, testing and reporting requirements; and the imposition of fines and censures. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities and/or revocation of our licenses and other permits, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing costs relating to regulatory compliance. Maintaining compliance with complex and ever-changing regulations, including sometimes unclear regulations and laws, can be a difficult task, and a materially compliant business can be found in violation of one or more laws, rules or regulations while remaining materially or substantially compliant with applicable state cannabis laws.

We may face difficulties in enforcing our contracts.

Because our contracts involve cannabis and other activities that are not legal under federal law and in some state jurisdictions, we may face difficulties in enforcing our contracts in federal courts and certain state courts. We cannot be assured that we will have a remedy for breach of contract, which could have a material adverse effect on us.

We have limited trademark protection.

We are not able to register any federal trademarks for our cannabis products. Because producing, manufacturing, processing, possessing, distributing, selling and using cannabis is a crime under the Controlled Substances Act, the Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, we likely will be unable to protect our cannabis product trademarks beyond the geographic areas in which we conduct business. The use of our trademarks outside the states in which we operate by one or more other persons could have a material adverse effect on the value of such trademarks.

We are and may continue to be subject to constraints on marketing our products.

Certain of the states in which we operate have enacted strict regulations regarding marketing and sales activities on cannabis products. There may be restrictions on sales and marketing activities imposed by government regulatory bodies that can hinder the development of the Company's business and operating results. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the U.S. limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and operating results could be adversely affected.

We face risks related to the results of future clinical research.

Research regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as cannabidiol, commonly referred to as CBD and tetrahydrocannabinol, commonly referred to as THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although we believe that various articles, reports and studies support our beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Further, the federal illegality of cannabis and associated limits on our ability to properly fund and conduct research on cannabis and the lack of formal Food and Drug Administration oversight of cannabis, there is limited information about the long-term safety and efficacy of cannabis in it various forms, when combusted or combined with various cannabis and/or non-cannabis derived ingredients and materials or when ingested, inhaled or topically applied. Future research or oversight may reveal negative health and safety effects, which may significantly impact our reputation, operations and financial performance.

Given these risks, uncertainties and assumptions, prospective purchasers of Subordinate Voting Shares should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this Annual Report on Form 10-K or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for our products, with the potential to have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

We are subject to taxation in Canada and the United States.

We are and will continue to be a Canadian corporation as of the date of this Annual Report on Form 10-K. We are treated as a Canadian resident company (as defined in the Income Tax Act (Canada)) subject to Canadian income taxes. We are also treated as a U.S. corporation subject to U.S. federal income tax pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended, (which we refer to as the "IRC") and are subject to U.S. federal income tax on our income. As a result, we are subject to taxation both in Canada and the United States, which could have a material adverse effect on our financial condition and results of operations.

It is unlikely that we will pay any dividends on the Subordinate Voting Shares in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purposes of the Income Tax Act (Canada) will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by us will be characterized as U.S. source income for purposes of the foreign tax credit rules under the IRC. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to our shareholders, subject to examination of the relevant treaty. Because the Subordinate Voting Shares are treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of Subordinate Voting Shares. Each shareholder should seek tax advice, based on such shareholder's particular circumstances, from an independent tax advisor.

Cannabis businesses are subject to unfavorable U.S. tax treatment.

Under Section 280E of the U.S. Internal Revenue Code, as amended ("Section 280E"), no deduction or credit is allowed for any amount paid or incurred during the taxable year in carrying on business if the business (or the activities which comprise the trade or business) consists of trafficking in controlled substances (within the meaning of Schedules I and II of the Controlled Substances Act). The U.S. Internal Revenue Service has applied this provision to cannabis operations, prohibiting them from deducting certain expenses associated with cannabis businesses. Section 280E may have a lesser impact on cannabis cultivation and manufacturing operations. Accordingly, Section 280E has a significant impact on the operations of cannabis companies and an otherwise profitable business may operate at a loss, after taking into account its U.S. income tax expenses.

Cannabis businesses may be subject to civil asset forfeiture.

Any property owned by participants in the cannabis industry used in the course of conducting such business, or that is the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture because of the illegality of the cannabis industry under federal law. Even if the owner of the property is never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

We are subject to proceeds of crime statutes.

We are subject to a variety of laws that concern money laundering, financial recordkeeping and proceeds of crime. These include: the Bank Secrecy Act, as amended by Title III of the USA Patriot Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the rules and regulations under the Criminal Code of Canada and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In the event that any of our license agreements, or any proceeds thereof, in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above, or any other applicable legislation. This could have a material adverse effect on us, among other things, could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

We face exposure to fraudulent or illegal activity.

We face exposure to the risk that employees, independent contractors or consultants may engage in fraudulent or other illegal activities. Misconduct by these parties could be intentional, reckless and/or negligent conduct. There may be disclosure of unauthorized activities that violate government regulations, manufacturing standards, healthcare laws, abuse laws and other financial reporting laws. Further, it may not always be possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent these activities may not always be effective. As a result, we could face potential penalties and litigation.

We are a holding company.

We are a holding company and essentially all of our assets are the capital stock of our subsidiaries in our 15 markets, including California, Colorado, Connecticut, Florida, Illinois, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Virginia. As a result, investors in the Company are subject to the risks attributable to our subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions depends on their operating results and is subject to applicable laws and regulations, which require that solvency and capital standards be maintained by the subsidiaries and contractual restrictions are contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before us.

Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.

We are subject to various SEC reporting and other regulatory requirements. We have incurred and will continue to incur expenses and, to a lesser extent, diversion of our management's time in our efforts to comply with Section 404 of the Sarbanes-Oxley Act regarding internal controls over financial reporting. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retrospective changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Subordinate Voting Shares.

Material acquisitions, dispositions and other strategic transactions involve a number of risks for us.

Material acquisitions, dispositions and other strategic transactions involve a number of risks for us, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized or may take longer to realize than anticipated; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets. Multiple non-material acquisitions, dispositions or strategic transactions that occur on or about the same time, even though not individually material, may present similar risks to the Company.

Additionally, we may issue additional Subordinate Voting Shares in connection with such transactions, which would dilute a shareholder's holdings in the Company.

The presence of one or more material liabilities of an acquired company that are known, but believed to be immaterial, or unknown to us at the time of acquisition could have a material adverse effect on our business, prospects, revenue, results of operation and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

We may invest in companies which may not be able to meet anticipated development targets or be successful in the future.

We may make investments in companies with no significant sources of operating cash flow and no revenue from operations, that are in early stages of development, or that have high-risk profiles. Our investments in such companies will be subject to risks and uncertainties that new companies with no or limited operating history may face. In particular, there is a risk that our investment in these companies will not be able to meet anticipated development targets or will not generate revenue at all. If these companies underperform or fail to continue to develop, their businesses may fail, which could have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

Our use of joint ventures, strategic partnerships and alliances may expose us to risks associated with jointly owned investments.

We currently operate parts of our business through joint ventures with other companies, and we may enter into additional joint ventures and strategic alliances in the future. Joint venture investments may involve risks not otherwise present in investments made solely by us, including: (i) we may not control the joint ventures; (ii) our joint venture partners may not agree to distributions that we believe are appropriate; (iii) where we do not have substantial decision-making authority, we may experience impasses or disputes with our joint venture partners on certain decisions, which could require us to expend additional resources to resolve such impasses or disputes, including litigation or arbitration; (iv) our joint venture partners may become insolvent or bankrupt, fail to fund their share of required capital contributions or fail to fulfill their obligations as a joint venture partner; (v) the arrangements governing our joint ventures may contain certain conditions or milestone events that may never be satisfied or achieved; (vi) our joint venture partners may have business or economic interests that are inconsistent with ours and may take actions contrary to our interests; (vii) we may suffer losses as a result of actions taken by our joint venture partners with respect to our joint venture investments; and (viii) it may be difficult for us to exit a joint venture if an impasse arises or if we desire to sell our interest for any reason. Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations. In addition, we may, in certain circumstances, be liable for the actions of our joint venture partners.

There can be no assurance that our current and future strategic alliances or expansions of scope of existing relationships will have a beneficial impact on our business, financial condition and results of operations.

We currently have, and may in the future enter into, additional strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, if at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Competition for the acquisition and leasing of properties suitable for the cultivation, production and sale of medical and adult-use cannabis may impede our ability to make acquisitions or increase the cost of these acquisitions, which could adversely affect our operating results and financial condition.

We compete for the acquisition of properties suitable for the cultivation, production and sale of medical and adult-use cannabis with entities engaged in agriculture and real estate investment activities, including corporate agriculture companies, cultivators, producers and sellers of cannabis. In addition, in certain markets the local governments have authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations. Because thecannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for us to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to us, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities. All of these factors may prevent us from acquiring and leasing desirable properties, may cause an increase in the price we must pay for properties or may result in us having to lease our properties on less favorable terms than we expect.

Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing medical use cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties or enter into leases for such properties on less favorable terms than we expect, our profitability and ability to generate cash flow and make distributions to our stockholders may decrease. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us.

Our reputation and ability to do business may be negatively impacted by the improper conduct by our business partners, employees or agents.

We depend on third-party suppliers to produce and timely ship our orders. Products purchased from our suppliers are resold to our customers. These suppliers could fail to produce products to our specifications or quality standards and may not deliver units on a timely basis. Any changes in our suppliers to resolve production issues could impact our ability to fulfill orders and could also disrupt our business due to delays in finding new suppliers.

Furthermore, we cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents or business partners in violation of U.S. federal or state or local laws. Any improper acts or allegations could damage our reputation and subject us to civil or criminal investigations and related shareholder lawsuits, could lead to substantial civic and criminal monetary and non-monetary penalties and could cause us to incur significant legal and investigatory fees.

We face risks due to industry immaturity or limited comparable, competitive or established industry best practices.

As a relatively new industry, there are not many established operators in the medical and adult-use cannabis industries whose business models we can follow or build upon. Similarly, there is no or limited information about comparable companies available for potential investors to review in making a decision about whether to invest in us.

Shareholders and investors should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies, like us, that are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of our business. We may fail to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the Subordinate Voting Shares to the extent that investors may lose their entire investment.

We face risks related to our products.

We have committed and expect to continue committing significant resources and capital to develop and market existing products and new products and services. These products are relatively untested in the marketplace, and we cannot assure shareholders and investors that we will achieve market acceptance for these products, or other new products and services that we may offer in the future, or that our products that achieve market acceptance will be able to maintain that acceptance over time. Moreover, these and other new products and services may be subject to significant competition with offerings by new and existing competitors in the business. In addition, new products and services may pose a variety of challenges and require us to attract additional qualified employees. The failure to successfully develop and market these new products and services could seriously harm our business, prospects, revenue, results of operation and financial condition. As discussed above under Item 1—"Business - Competitive Conditions and the Company's Position in the Industry - Competition", the Company also faces competition from products that are not subject to testing or regulation by state agencies, not subject to the same taxes, and otherwise able to be priced significantly lower than the Company's products.

We are dependent on the popularity of consumer acceptance of our brand portfolio.

Our ability to generate revenue and be successful in the implementation of our business plan is dependent on consumer acceptance of and demand for our products. Acceptance of our products depends on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety and reliability. If these customers do not accept our products, or if such products fail to adequately meet customers' needs and expectations, our ability to continue generating revenues could be reduced. As the number of available licenses increase in the markets in which we operate, and the illicit market and psychoactive hemp-based products proliferate, additional competition and increased product availability may result in competitors undercutting our prices. From time to time, we may need to reduce our prices in response to competitive and customer pressures and to maintain our market share, which could materially reduce our revenues.

Our business is subject to the risks inherent in agricultural operations.

The Company's business involves the growing of cannabis, an agricultural product. The Company's business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the Company's cultivation is substantially completed indoors under climate control, some cultivation is completed outdoors, and there can be no assurance that natural elements will not have a material adverse effect on any future production.

We may be adversely impacted by rising or volatile energy costs.

The Company's cannabis growing operations consume considerable energy, which makes it vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely affect the business of the Company and our ability to operate profitably.

We may encounter unknown environmental risks.

There can be no assurance that the Company will not encounter hazardous conditions, such as asbestos or lead, at the sites of the real estate used to operate our businesses, which may delay the development of our businesses. Climate change or significant weather events may accelerate or exacerbate environmental conditions in ways that adversely affect the business due to potential negative effects on agricultural conditions, increased difficulty in construction projects to support our operations, and ownership or leasing of real property generally. Upon encountering a hazardous condition, work at the facilities of the Company may be suspended. If the Company receives notice of a hazardous condition, it may be required to correct the condition prior to continuing construction. If additional hazardous conditions were present, it would likely delay construction and may require significant expenditure of the Company's resources to correct the conditions. Such conditions could have a material impact on the investment returns of the Company.

In addition, the operations of the Company are subject to environmental regulation in the various jurisdictions in which we operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the operations of the Company.

We face risks related to our information technology systems, and potential cyber-attacks and security breaches.

Our operations depend, in part, on how well we and our suppliers protect networks, equipment, information technology, which we refer to as IT, systems and software against damage and threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism, fraud and theft. Our operations also depend on the timely maintenance and replacement of network equipment, IT systems and software, as well as pre-emptive expenses to mitigate associated risks. Given the nature of our products and the lack of legal availability outside of channels approved by the federal government, as well as the concentration of inventory in our facilities, there remains a risk of shrinkages, as well as theft. If there was a breach in security and we fell victim to theft, fraud, cyber-attack or robbery, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment, or if there was a failure or breach in information systems, it could adversely affect our reputation and business continuity. Breaches or other unauthorized access, theft, modification or destruction of confidential patient, customer, employee or other confidential information that is stored in our systems could adversely affect our business.

Additionally, we may store and collect personal information about patients and customers and are responsible for protecting that information from privacy breaches that may occur through procedural or process failure, IT malfunction or deliberate unauthorized intrusions. Any such theft or privacy breach, or one that involved competitively sensitive or other protected information, would have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

We could experience a cyber incident, which generally refers to any intentional attack or an unintentional event that results in unauthorized access to systems to disrupt operations, corrupt data or steal or expose confidential information or intellectual property, or a ransomware attack, which is a type of malicious software that infects a computer and restricts users' access to it until a ransom is paid to unlock it. Any such incident that compromises the information stored on our systems could result in widespread negative publicity, damage to our reputation, a loss of patients and customers, disruption of our business and legal liabilities. If any of our critical suppliers is the subject of a cyber or ransomware attack, we could experience a significant disruption in our supply chain and possibly shortages of key resources.

We are subject to laws, rules and regulations in the United States (such as the California Consumer Privacy Act (which became effective on January 1, 2020) and other jurisdictions relating to the collection, processing, storage, transfer and use of personal data. Our ability to execute transactions and to possess and use personal information and data in conducting our business subjects us to legislative and regulatory burdens that may require us to notify regulators and customers, employees and other individuals of a data security breach. Evolving compliance and operational requirements under the California Consumer Privacy Act and the privacy laws, rules and regulations of other jurisdictions in which we operate impose significant costs that are likely to increase over time. In addition, non-compliance could result in proceedings against us by governmental entities and/or significant fines, could negatively impact our reputation and may otherwise adversely impact our business, financial condition and operating results.

We rely on third-parties to provide numerous capabilities that we depend upon on to operate, and a disruption of these systems could adversely affect our business.

We are dependent on vendors and third-party software providers, such as our seed-to-sale tracking software providers and point of sale transaction processing providers to operate our business. A serious disruption to any of these could significantly limit our ability to serve our customers and operate profitably. The failure of one or more such providers to provide the expected services, provide them on a timely basis or provide them at the prices we expect, or otherwise meet our performance standards and expectations (including with respect to data security, compliance and data privacy and protection laws) may adversely affect our business. Further, if we found it necessary to replace any such service provider, disruptions arising from the transition of functions to an alternative provider, or the costs developing our own software if we were unable to find an alternate provider, may have a material adverse effect on our results of operations or financial condition. Any disruption could cause our business and competitive position to suffer and cause our operating results to be reduced.

We face risks related to our insurance coverage and uninsurable risks.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes, destruction from civil unrest and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although we intend to continue to maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in our operations is not generally available on acceptable terms. We might also become subject to liability for pollution or other hazards which the Company may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We are dependent on key inputs, suppliers and skilled labor; and fluctuations in the cost or availability of materials we use in our products and supply chain could negatively affect our results.

The marijuana business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, such as the raw material cost of cannabis, materials we use in our products and for the construction and development of our facilities, or natural or other disruptions to power or other utility systems, could materially impact our business, financial condition, results of operations or prospects. Some of these inputs may only be available from a single supplier or a limited group of suppliers, or be sourced abroad. If a sole source supplier was to go out of business, we might be unable to find a replacement for such source in a timely manner, or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to us in the future. Manufacturing delays or unexpected transportation delays, particularly from materials we source abroad, can also cause us to incur significantly increased costs. Any of these fluctuations may increase our cost of products and have an adverse effect on our profit margins, results of operations and financial condition. Any inability to secure required supplies and services, or to do so on appropriate terms, could have a materially adverse impact on our business, prospects, revenue, results of operations and financial condition.

Our ability to compete and grow will be dependent on us having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of skilled labor, equipment, parts and components.

We must attract and maintain key personnel or our business will fail.

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management and key personnel. We compete with other companies both within and outside the cannabis industry to recruit and retain competent employees. If we cannot maintain qualified employees to meet the needs of our anticipated growth, our business and financial condition could be materially adversely affected.

Our sales are difficult to forecast.

As a result of recent and ongoing regulatory and policy changes in the medical and adult-use cannabis industries, laws that prevent widespread participation in and otherwise hinder market research in the medical and adult-use cannabis industry, and unreliable levels of market supply, the market data available is limited and unreliable. We must rely largely on our own market research to forecast sales, as detailed forecasts are not generally obtainable from other sources in the states in which our business operates. Additionally, any market research and our projections of estimated total retail sales, demographics, demand and similar consumer research, are based on assumptions from limited and unreliable market data. A failure in the demand for our products to materialize as a result of competition, technological change, failure of states to enforce cannabis regulations, the use of psychoactive hemp-based products or other factors could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to growth-related risks.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to deal with this growth may have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

We may be subject to litigation.

We may become party to litigation from time to time in the ordinary course of business, which could adversely affect our business. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating and the market price for the Subordinate Voting Shares and could potentially use significant resources. Even if we are involved in litigation and win, litigation can redirect significant resources of Green Thumb Industries Inc. and/or its subsidiaries.

We face an inherent risk of product liability and similar claims.

As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have failed to meet expected standards or to have caused significant loss or injury. In addition, the sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products caused injury, illness or death, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. As an agricultural product, the quality of cannabis is inherently variable, and consumers may raise claims that our quality control or labeling processes have not sufficiently ensured that our grown and manufactured processes are sufficient to meet expected standards. A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally and could have a material adverse effect on our business, results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could subject us to significant liabilities and other costs.

Our success may depend on our ability to use and develop new extraction technologies, recipes, know-how and new strains of marijuana without infringing the intellectual property rights of third parties. We cannot assure that third parties will not assert intellectual property claims against us. We are subject to additional risks if entities licensing intellectual property to us do not have adequate rights to the licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against us, we will be required to defend ourselves in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, require us to pay ongoing royalties or subject us to injunctions that may prohibit the development and operation of our applications.

Our products may be subject to product recalls.

Manufacturers, distributors and retailers of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of our products or products sold at our retail stores are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin, if at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing our products and requiring compliant labeling of third-party products we sell, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if any of our brands were subject to recall, our image and the image of that brand could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on the results of our operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by the Food and Drug Administration, or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

We may face unfavorable publicity or consumer perception.

Management believes the medical and adult-use cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that is perceived as less favorable than, or questions earlier research reports, findings or publicity could have a material adverse effect on the demand for our products. Our dependence upon consumer perceptions means that such adverse reports, whether or not accurate or with merit, could ultimately have a material adverse effect on our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Although the Company uses quality control processes and procedures to ensure our consumer packaged goods meet our standards, a failure or alleged failure of such processes and procedures could result in negative consumer perception of our products or legal claims against us. Adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

Certain of our products are e-vapor or "vape" products. The use of vape products and vaping may pose health risks. According to the Centers for Disease Control, vape products may contain ingredients that are known to be toxic to humans and may contain other ingredients that may not be safe. Because clinical studies about the safety and efficacy of vape products have not been submitted to the Food and Drug Administration, consumers currently have no way of knowing whether they are safe for their intended use or what types or concentrations of potentially harmful chemicals or by-products are found in these products. It is also uncertain what implications the use of vape or other inhaled products, such as flower that is smoked, may have on respiratory illnesses such as that caused by the Coronavirus Disease 2019, which we refer to as COVID-19. Adverse findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of vape or other inhaled products, including adverse publicity regarding underage use of vape or other inhaled products, may adversely affect the Company.

We face intense competition.

We face intense competition from other companies, some of which have longer operating histories and more financial resources and manufacturing, retail and marketing experience than us. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

Because of the early stage of the industry in which we operate, we face additional competition from new entrants, participants in the illicit market that face significantly lower costs to operate, and sellers of unregulated psychoactive hemp-based products. If the number of consumers of cannabis in the states in which we operate our business increases, the demand for products and qualified talent will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales, talent retention and client support. We may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis, which could materially and adversely affect our business, financial condition and results of operations. Additionally, as the number of available licenses increase in the markets in which we operate, additional competition and increased product availability may result in competitors undercutting our prices. From time to time, we may need to reduce our prices in response to competitive and customer pressures and to maintain our market share, which could materially reduce our revenues. A decline in the price of the Subordinate Voting Shares could affect our ability to raise further working capital and adversely impact our ability to continue operations.

A prolonged decline in the price of the Subordinate Voting Shares could result in a reduction in the liquidity of the Subordinate Voting Shares and a reduction in our ability to raise capital. Because a significant portion of our operations have been and will be financed through the sale of equity securities, a decline in the price of our common stock could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to develop new products and continue our current operations. If our stock price declines, there can be no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not be able to have the resources to continue our normal operations.

We may have increased labor costs based on union activity.

Labor unions are working to organize workforces in the cannabis industry in general. Currently, under 10% of our workforce has elected to be represented by a labor organization for purposes of collective bargaining. However, it is possible that greater portions of our workforce at retail and/or manufacturing locations will be organized in the future, which could lead to work stoppages or increased labor costs and adversely affect our business, profitability and our ability to reinvest into the growth of our business. We cannot predict how stable our relationships with U.S. labor organizations will remain or whether we can meet any unions' requirements without impacting our financial condition. Labor unions may also limit our flexibility in dealing with our workforce. Work stoppages and instability in our union relationships could delay the production and sale of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations.

We are subject to general economic risks and risks of continued inflation.

Our operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and spending and, consequently, impact our sales and profitability. A continued upward rate of inflation could influence the profits that we generate from our business. When the rate of inflation rises, the operational costs of running our company also increases, such as labor costs, raw materials and public utilities, thus affecting our ability to provide our products at competitive prices. An increase in the rate of inflation could force our customers to search for other products, causing us to lose business and revenue. As the number of available licenses increase in the markets in which we operate, additional competition and increased product availability may result in competitors undercutting our prices. From time to time, we may need to reduce our prices in response to competitive and customer pressures and to maintain our market share, which could materially reduce our revenues.

We may be negatively impacted by challenging global economic conditions.

Our business, financial condition, results of operations and cash flow may be negatively impacted by challenging global economic conditions. For example and as discussed in more detail below, since early 2020, the U.S and other world economies have experienced turmoil due to outbreaks of COVID-19 and its variants, which has resulted in global economic uncertainty, supply chain disruptions and other issues.

A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact our business, which depends on the general economic environment and levels of consumer spending. As a result, we may not be able to maintain our existing customers or attract new customers, or we may be forced to reduce the price of our products. We are unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Additionally, the U.S. has imposed and may impose additional quotas, duties, tariffs, retaliatory or trade protection measures or other restrictions or regulations and may adversely adjust prevailing quota, duty or tariff levels, which can affect both the materials that we use to package our products and the sale of finished products. For example, the tariffs imposed by the U.S. on materials from China are impacting materials that we import for use in packaging in the U.S. Measures to reduce the impact of tariff increases or trade restrictions, including geographical diversification of our sources of supply, adjustments in packaging design and fabrication or increased prices, could increase our costs, delay our time to market and/or decrease sales. Other governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for our products and our costs, customers, suppliers and global economic conditions and cause higher volatility in financial markets. While we actively review existing and proposed measures to seek to assess the impact of them on our business, changes in tariff rates, import duties and other new or augmented trade restrictions could have a number of negative impacts on our business, including higher consumer prices and reduced demand for our products and higher input costs.

We are subject to risks arising from epidemic diseases, such as the recent outbreak of the COVID-19 illness.

The COVID-19 illness and its variants, which has been declared by the World Health Organization to be a "pandemic" has spread across the globe and is impacting worldwide economic activity. A public health epidemic, including COVID-19, or the fear of a potential pandemic, poses the risk that we or our employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns or other preventative measures taken to limit the potential impact from a public health epidemic that may be requested or mandated by governmental authorities.

Our priorities during the COVID-19 pandemic are protecting the health and safety of our employees and our customers, following the recommended actions of government and health authorities. In the future, the pandemic may cause reduced demand for our products and services if, for example, it results in a recessionary economic environment. Our operations continued during the COVID-19 pandemic, as the cultivation, processing and sale of cannabis products was considered an essential business by all states in which we operate with respect to all customers when shutdowns were imposed. Our ability to continue to operate without any significant negative operational impact from the COVID-19 pandemic or any future public health crisis will in part depend on our ability to protect our employees, customers and supply chain.

While it is not possible at this time to estimate the impact that COVID-19 or any other actual or potential pandemic could have on our business, the continued spread of COVID-19 or any other actual or potential pandemic and the measures taken by the governments of countries affected could further disrupt the supply chain and the manufacture or shipment or sale of our products and adversely impact our business, financial condition or results of operations. It could also affect the health and availability of our workforce at our facilities, as well as those of our suppliers, particularly those in China and India. The COVID-19 outbreak, or any of its variants, and mitigation measures may also have an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition. The extent to which the COVID-19 outbreak impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact. Because cannabis remains federally illegal, it is possible that we would not be eligible to participate in any government relief programs (such as federal loans or access to capital) resulting from COVID-19 or any other actual or potential pandemic.

Risks Related to Our Securities

A return on our securities is not guaranteed.

There is no guarantee that our Subordinate Voting Shares will earn any positive return in the short term or long term. A holding of Subordinate Voting Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Subordinate Voting Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

We may be affected by currency fluctuations.

We face exposure to significant currency fluctuations because of our present operations in the U.S. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. All or substantially all of our revenue is earned in U.S. dollars, but our shares, employee options and some of our warrants issued to holders of our notes are denominated in Canadian dollars which can provide variability for results of operations. We do not have currency hedging arrangements in place and there is no expectation that we will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on our business, financial position or results of operations.

Our voting control is concentrated.

Our senior executives exercise a significant majority of the voting power with respect to our outstanding shares because of the Super Voting Shares that they hold. These officials include Benjamin Kovler, our Founder, Chairman and Chief Executive Officer, Andrew Grossman, our Head of Capital Markets, and Anthony Georgiadis, our President. Subordinate Voting Shares are entitled to one vote per share, Multiple Voting Shares are entitled to 100 votes per share, and Super Voting Shares are entitled to 1,000 votes per share. As a result, Mr. Kovler, Mr. Grossman and Mr. Georgiadis potentially have the ability to control the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any arrangement or sale of all or substantially all of our assets.

This concentrated control could delay, defer or prevent a change of control, arrangement or merger involving sale of all or substantially all of our assets that our other shareholders may support. Conversely, this concentrated control could allow the holders of the Super Voting Shares to consummate such a transaction our other shareholders do not support. In addition, the holders of the Super Voting Shares may make long-term strategic investment decisions and take risks that may not be successful and/or may seriously harm our business.

Our capital structure and voting control may cause unpredictability.

Although other Canadian-based companies have dual class or multiple voting share structures, given our unique capital structure and the concentration of voting control that is held by the holders of the Super Voting Shares, this structure and control could result in greater fluctuations in the trading price of our Subordinate Voting Shares, adverse publicity to us or other adverse consequences.

Additional issuances of Super Voting Shares, Multiple Voting Shares or Subordinate Voting Shares may result in dilution.

We may issue additional equity or convertible debt securities in the future, which may dilute an existing shareholder's holdings. Our articles permit the issuance of an unlimited number of Super Voting Shares, Multiple Voting Shares and Subordinate Voting Shares, and existing shareholders will have no pre-emptive rights in connection with such further issuances. Our board of directors has discretion to determine the price and the terms of further issuances, and such terms could include rights, preferences and privileges superior to those existing holders of Subordinate Voting Shares. Moreover, additional Subordinate Voting Shares will be issued by us on the conversion of the Multiple Voting Shares and Super Voting Shares in accordance with their terms. To the extent holders of our options or other convertible securities convert or exercise their securities and sell Subordinate Voting Shares they receive, the trading price of the Subordinate Voting Shares may decrease due to the additional amount of Subordinate Voting Shares available in the market. We cannot predict the size or nature of future issuances or the effect that future issuances and sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of Subordinate Voting Shares, investors will suffer dilution to their voting power and economic interest in us.

Sales of substantial amounts of Subordinate Voting Shares by our existing shareholders in the public market may have an adverse effect on the market price of the Subordinate Voting Shares.

Sales of substantial amounts of Subordinate Voting Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Subordinate Voting Shares. A decline in the market prices of the Subordinate Voting Shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The market price for the Subordinate Voting Shares may be volatile.

The market price for securities of cannabis companies generally are likely to be volatile. In addition, the market price for the Subordinate Voting Shares has been and may be subject to wide fluctuations in response to numerous factors beyond our control, including, but not limited to:

- actual or anticipated fluctuations in our quarterly results of operations;

- recommendations by securities research analysts;

- changes in the economic performance or market valuations of companies in the industry in which we operate;

- addition or departure of our executive officers and other key personnel;

- release or expiration of transfer restrictions on outstanding Subordinate Voting Shares;

- sales or perceived sales of additional Subordinate Voting Shares;

- operating and financial performance that varies from the expectations of management, securities analysts and investors;

- regulatory changes affecting our industry generally and our business and operations both domestically and abroad;

- announcements of developments and other material events by us or our competitors;

- fluctuations in the costs of vital production materials and services;

- changes in global financial markets, global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

- operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; and

- news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have at times historically experienced significant price and volume fluctuations that: (i) have particularly affected the market prices of equity securities of companies and (ii) have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares from time to time may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that may result in impairment losses to us. There can be no assurance that further fluctuations in price and volume of equity securities will not occur. If increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Subordinate Voting Shares may be materially adversely affected.

If securities or industry analysts do not publish or cease publishing research or reports or publish misleading, inaccurate or unfavorable research about us, our business or our market, our stock price and trading volume could decline.

The trading market for our Subordinate Voting Shares will be influenced by the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If no or few securities or industry analysts cover our Corporation, the trading price and volume of our shares would likely be negatively impacted. If one or more of the analysts who covers us downgrades our shares or publishes inaccurate or unfavorable research about our business, or provides more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our stock price or trading volume to decline.

We face liquidity risks.

Our Subordinate Voting Shares currently trade on the CSE and on over-the-counter markets in the U.S. We cannot predict at what prices the Subordinate Voting Shares will continue to trade, and there is no assurance that an active trading market will be sustained.

Our Subordinate Voting Shares do not currently trade on any U.S. securities exchange. In the event our Subordinate Voting Shares do trade on any U.S. securities exchange, we cannot predict at what prices the Subordinate Voting Shares will trade and there is no assurance that an active trading market will develop or be sustained. There is a significant liquidity risk associated with an investment in us.

We are subject to increased costs as a result of being a public company in Canada and the United States.

As a public company in Canada and the United States, we are subject to the reporting requirements, rules and regulations under the applicable Canadian and American securities laws and rules of stock exchanges on which the Company's securities may be listed. The requirements of existing and potential future rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may place undue strain on our personnel, systems and resources, which could adversely affect our business, financial condition and results of operations.

We face costs of maintaining a public listing.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company's legal and financial compliance costs. We may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

We do not intend to pay dividends on our Subordinate Voting Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Subordinate Voting Shares.

We have never declared or paid any cash dividend on our Subordinate Voting Shares and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings, if materialized, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in our Subordinate Voting Shares will depend upon any future appreciation in their value. There is no guarantee that our Subordinate Voting Shares will appreciate in value or even maintain the price at which you purchased them.

The market for the Subordinate Voting Shares may be limited for holders of our securities who live in the United States.

Given the heightened risk profile associated with cannabis in the United States, capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the U.S. cannabis industry, which may prohibit or significantly impair the ability of securityholders in the United States to trade our securities. In the event residents of the United States are unable to settle trades of our securities, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters is located in Chicago, IL. The following table sets forth the Company's principal cultivation and processing properties.

| Production Properties | | |
Type	Location	Leased / Owned
West Haven Facility	West Haven, CT	Leased
Homestead Facility	Homestead, FL	Owned
Ocala Facility	Ocala, FL	Owned
Oglesby Facility	Oglesby, IL	Leased
Rock Island Facility	Rock Island, IL	Owned
Centreville Facility	Centreville, MD	Owned
Clinton Facility	Clinton, MA	Leased
Holyoke Facility	Holyoke, MA	Leased
Cottage Grove Facility	Cottage Grove, MN	Owned
Carson City Facility	Carson City, NV	Leased
Hackettstown Facility*	Hackettstown, NJ	Leased
Las Vegas Facility 1	Las Vegas, NV	Owned
Las Vegas Facility 2	Las Vegas, NV	Leased
Paterson Facility	Paterson, NJ	Leased
Schenectady Facility*	Glenville, NY	Leased
Warwick Facility *	Warwick, NY	Owned
Toledo Facility	Toledo, OH	Leased
Danville Facility	Danville, PA	Leased
Warwick Facility 1	Warwick, RI	Leased
Warwick Facility 2	Warwick, RI	Leased
Abingdon Facility	Abingdon, VA	Leased
Low Moor Facility *	Low Moor, VA	Owned

* These facilities are under construction and are not operational as of December 31, 2022.

In addition to the above properties, as of December 31, 2022 the Company has 77 open and operating retail locations throughout the U.S. of which we own 12.

Properties Subject to an Encumbrance. The Company has collateralized the properties in (i) Rock Island, IL, (ii) Homestead, FL, (iii) Centreville, MD, and (iv) Las Vegas, NV. In addition, the Company has collateralized four retail stores located throughout the U.S., none of which are considered material.

ITEM 3. LEGAL PROCEEDINGS

Legal Proceedings Related to Contractual Obligations

Cresco Labs New York, LLC and Cresco Labs LLC ("Plaintiffs") filed an amended complaint against one of the Company's subsidiaries, Fiorello Pharmaceuticals, Inc. ("Defendant") on November 20, 2018, in the Supreme Court of the State of New York, NY County alleging Defendant breached the parties' Equity Purchase Agreement Letter of Intent ("LOI") relating to the acquisition of Defendant by Plaintiffs. In December 2022, the trial court granted Plaintiffs' motion for summary judgment on their claim that Defendant breached the LOI. Defendant disputes any liability and is vigorously appealing the trial court's decision. The Company believes a successful appeal is probable, and as such, a $900 thousand loss contingency is reflected in the consolidated financial statements with respect to this matter. In the event that the Defendant's appeal is unsuccessful, any damages will be determined by further legal proceedings. The Company has estimated that the possible range of loss is between $900 thousand and $72,915 thousand.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 5.   **MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS**

Trading Price and Volume

The Subordinate Voting Shares of the Company are traded on the CSE under the symbol "GTII.". The following table sets forth trading information for the Subordinate Voting Shares for the periods indicated, as quoted on the CSE.[1]

Period	Low Trading Price (C$)	High Trading Price (C$)	Volume
Year Ended December 31, 2022			
First Quarter (March 31, 2022)	$ 19.50	$ 27.12	33,236,094
Second Quarter (June 30, 2022)	$ 10.30	$ 23.90	26,657,631
Third Quarter (September 30, 2022)	$ 10.48	$ 17.78	23,496,921
Fourth Quarter (December 31, 2022)	$ 10.93	$ 21.34	39,484,018
Year Ended December 31, 2021			
First Quarter (March 31, 2021)	$ 32.22	$ 37.29	56,354,032
Second Quarter (June 30, 2021)	$ 39.44	$ 40.93	24,761,835
Third Quarter (September 30, 2021)	$ 33.97	$ 36.17	17,635,212
Fourth Quarter (December 31, 2021)	$ 26.61	$ 28.33	42,223,734

Notes:
(1)   Source: Bloomberg.

The Subordinate Voting Shares of the Company are also traded on the OTCQX under the symbol "GTBIF."

The following table sets forth trading information for the Subordinate Voting Shares for the periods indicated, as quoted on the OTCQX.[1]

Period	Low Trading Price ($)	High Trading Price ($)	Volume
Year Ended December 31, 2022			
First Quarter (March 31, 2022)	$ 15.28	$ 22.67	27,366,428
Second Quarter (June 30, 2022)	$ 8.00	$ 19.09	21,710,304
Third Quarter (September 30, 2022)	$ 7.97	$ 13.69	27,751,360
Fourth Quarter (December 31, 2022)	$ 7.89	$ 15.64	39,455,514
Year Ended December 31, 2021			
First Quarter (March 31, 2021)	$ 25.35	$ 29.65	54,326,905
Second Quarter (June 30, 2021)	$ 31.77	$ 33.01	21,540,519
Third Quarter (September 30, 2021)	$ 25.95	$ 28.00	17,337,344
Fourth Quarter (December 31, 2021)	$ 21.02	$ 22.99	37,227,905

Notes:
(1)   Source: Bloomberg.
(2)   Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up or mark-down or commission and may not necessarily represent actual transactions.

Shareholders

As of February 20, 2023, there are 761 holders of record of our Subordinate Voting Shares.

Dividends

The Company has not declared distributions on Subordinate Voting Shares in the past. The Company currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on Subordinate Voting Shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Company's Board of Directors and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant. The Company is not bound or limited in any way to pay dividends in the event that the Board determines that a dividend is in the best interest of its shareholders.

Equity Compensation Plans

For more information on equity compensation plans, see Item 12 of Part III of the Annual Report.

Peer Performance Table

The following graph compares the cumulative total shareholder return on Green Thumb Industries Inc. Subordinate Voting Shares from June 12, 2018, when Green Thumb Industries Inc. began trading on the CSE, through December 31, 2022, with the comparable cumulative return of the Russell 2000 Index and a selected peer group of companies. The comparison assumes all dividends have been reinvested (if any) and an initial investment of $100 on June 12, 2018. The returns of each company in the peer group have been weighted to reflect their market capitalizations. All amounts below are disclosed in U.S. Dollars. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Comparison of Cumulative Total Return
Among Green Thumb Industries Inc., Russell 2000 Index, and a Peer Group
500
450
400
350
300
250
200
150
100
50
0
6/12/2018
12/31/2018
12/31/2019
12/31/2020
12/31/2021
12/31/2022
Green Thumb Industries, Inc.
Russell 2000 Index
Peer Group

		Base Period 6/12/18		12/31/18		12/31/19		12/31/20		12/31/21		12/31/22
Green Thumb Industries	$	100	$	116.50	$	135.81	$	$355.33	$	310.04	$	$128.34
Russell 2000	$	100	$	80.44	$	99.26	$	$117.79	$	137.29	$	$108.02
Peer Group	$	100	$	91.24	$	117.70	$	$241.22	$	152.98	$	$53.59

Below are the specific companies included in the peer group.

Peer Group Companies

- Cresco Labs Inc.	- Trulieve Cannabis Corp.
- Curaleaf Holdings, Inc	- Verano Holdings Corp.

This performance graph and other information furnished under this Part II Item 5 of this Annual Report on Form 10-K shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act.

Recent Sales of Unregistered Securities

The following information represents securities sold by the Company for the period covered by this Annual Report on Form 10-K which were not registered under the Securities Act. Included are new issues, securities issued in exchange for property, services or other securities, securities issued upon conversion from other share classes and new securities resulting from the modification of outstanding securities. The Company sold all of the securities listed below pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act, or Regulation D or Regulation S promulgated thereunder.

Subordinate Voting Shares

Beginning on January 1, 2020 and through December 31, 2020, our shareholders converted an additional 423,319 Multiple Voting Shares into 42,331,900 Subordinate Voting Shares, continuing through December 31, 2021, our shareholders converted an additional 287,580 Multiple Voting Shares into 2,875,800 Subordinate Voting Shares and continuing through December 31, 2022, our shareholders converted an additional 33,341 Multiple Voting Shares into 3,334,100 Subortinate Voting Shares.

On May 20, 2020, the holders of Compensation Options issued to underwriters as part of the 2018 reverse takeover of Bayswater Ventures Corp. (the "Transaction"), converted into 17,112 Subordinate Voting Shares.

Between January 1, 2020 and December 31, 2020, we issued, in total, 1,964,014 Subordinate Voting Shares for 100% of the membership interests or shares of privately held companies, and continuing through December 31, 2021, we issued, in total, an additional 13,802,837 Subordinate Voting Shares.

Between January 1, 2020 through December 31, 2020, we issued 1,315,789 Subordinate Voting Shares to buyout the membership interests of joint venture partners pursuant to agreements between the parties and, continuing through December 31, 2021, we issued an additional 203,436 Subordinate Voting Shares, and continuing through December 31, 2022, we issued an additional 204,036 Subordinate Voting Shares.

Between January 1, 2020 and December 31, 2020 we issued, in total, 1,869,033 Subordinate Voting Shares associated with certain achieved milestone events associated with the acquisition of Advanced Grow Labs, LLC.

On April 30, 2021, we issued 8,413 Subordinate Voting Shares to the lead lender pursuant to the Note Purchase Agreement.

On June 5, 2019, June 21, 2019, August 12, 2019, May 25, 2020, July 10, 2020, March 22, 2021 and December 20, 2021, we issued, in total, 25,883,797 Subordinate Voting Shares to the owners of Integral Associates, LLC and Integral Associates CA, LLC for 100% of the membership interest of both entities, as well as for certain achieved milestone payments earned pursuant to the Membership Interest Purchase Agreement.

Between January 1, 2020 through February 19, 2020 (the effective date of the filing of our registration statement on Form S-8), we issued, in total, 1,250 Subordinate Voting Shares to holders of our restricted stock units issued under our 2018 Stock and Incentive Plan, which vested over the same period.

<u>Multiple Voting Shares</u>

Beginning on January 1, 2020 and through December 31, 2020, our shareholders converted an additional 423,319 Multiple Voting Shares into 42,331,900 Subordinate Voting Shares, continuing through December 31, 2021, our shareholders converted an additional 287,580 Multiple Voting Shares into 2,875,800 Subordinate Voting Shares and continuing through December 31, 2022, our shareholders converted an additional 33,341 Multiple Voting Shares into 3,334,100 Subordinate Voting Shares.

Beginning on January 1, 2020 and through December 31, 2020, our shareholders converted 90,258 Super Voting Shares into 90,258 Multiple Voting Shares, continuing through December 31, 2021, our shareholders converted an additional 27,000 Super Voting Shares into 27,000 Multiple Voting Shares, and continuing through December 31, 2022, our shareholders converted an additional 33,341 Super Voting Shares into 33,341 Multiple Voting Shares.

<u>Super Voting Shares</u>

Beginning on January 1, 2020 and through December 31, 2020, our shareholders converted 90,258 Super Voting Shares into 90,258 Multiple Voting Shares, continuing through December 31, 2021, our shareholders converted an additional 27,000 Super Voting Shares into 27,000 Multiple Voting Shares, and continuing through December 31, 2022, our shareholders converted an additional 33,341 Super Voting Shares into 33,341 Multiple Voting Shares.

ITEM 6.   SELECTED FINANCIAL DATA

Reserved.

ITEM 7.   MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following information should be read in conjunction with the consolidated financial statements and related notes thereto included in this Annual Report on Form 10-K.

In addition to historical information, this report contains forward-looking statements that involve risks and uncertainties which may cause our actual results to differ materially from plans and results discussed in forward-looking statements. We encourage you to review the risks and uncertainties discussed in the sections entitled Item 1A. "Risk Factors" and "Disclosure Regarding Forward-Looking Statements" included at the beginning of this Annual Report on Form 10-K. The risks and uncertainties can cause actual results to differ significantly from those forecast in forward-looking statements or implied in historical results and trends.

We caution readers not to place undue reliance on any forward-looking statements made by us, which speak only as of the date they are made. We disclaim any obligation, except as specifically required by law and the rules of the SEC, to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

This management discussion and analysis ("MD&A") of the financial condition and results of operations of Green Thumb Industries Inc. (the "Company" or "Green Thumb") is for the years ended December 31, 2022, 2021 and 2020. It is supplemental to, and should be read in conjunction with, the Company's consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 and the accompanying notes for each respective period. The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Financial information presented in this MD&A is presented in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

This MD&A contains certain "forward-looking statements" and certain "forward-looking information" as defined under applicable United States securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading "Cautionary Note Regarding Forward-Looking Information," identified in the ''Risks and Uncertainties'' section of this MD&A. As a result of many factors, the Company's actual results may differ materially from those anticipated in these forward-looking statements and information.

COVID-19 Considerations

In March 2020, the World Health Organization categorized coronavirus disease 2019 (together with its variants "COVID-19") as a pandemic. COVID-19 continues to spread throughout the U.S. and other countries across the world, and the duration and severity of its effects and those of its variants are currently unknown. The Company continues to implement and evaluate actions to strengthen its financial position and support the continuity of its business and operations in the face of this pandemic and other events.

The Company's priorities during the COVID-19 pandemic are protecting the health and safety of its employees and its customers, following the recommended actions of government and health authorities. In the future, the pandemic may cause reduced demand for the Company's products and services if, for example, the pandemic results in a recessionary economic environment or potential new restrictions on business operations or the movement of individuals.

During 2022, the Company's revenue, gross profit and operating income were not negatively impacted by COVID-19 and the Company generally maintained the consistency of its operations. However, the uncertain nature of the spread of COVID-19 may impact its business operations for reasons including the potential quarantine of Green Thumb employees or those of its supply chain partners.

OVERVIEW OF THE COMPANY

Established in 2014 and headquartered in Chicago, Illinois, Green Thumb, a national cannabis consumer packaged goods company and retailer promotes well-being through the power of cannabis while being committed to community and sustainable profitable growth. As of December 31, 2022, Green Thumb has operations in 15 U.S. markets, employs approximately 3,800 people and serves millions of patients and customers annually.

Green Thumb's core business is manufacturing, distributing and marketing a portfolio of owned cannabis consumer packaged goods brands (which we refer to as our Consumer Packaged Goods business), including &Shine, Beboe, Dogwalkers, Doctor Solomon's, Good Green, incredibles and RYTHM. The Company distributes and markets these products primarily to third-party licensed retail cannabis stores across the United States as well as to Green Thumb-owned retail stores (which we refer to as our Retail business).

The Company's Consumer Packaged Goods portfolio is primarily generated from plant material that Green Thumb grows and processes itself, which we use to produce our consumer packaged goods in 18 manufacturing facilities. This portfolio consists of stock keeping units ("SKUs") across a range of cannabis product categories, including flower, pre-rolls, concentrates, vape, capsules, tinctures, edibles, topicals and other cannabis-related products (none of which product categories are individually material to the Company). These Consumer Packaged Goods products are sold in retail locations throughout the U.S. including at Green Thumb's own RISE and other stores.

Green Thumb owns and operates a national cannabis retail chain called RISE that provides relationship-centric retail experiences aimed to deliver a superior level of customer service through high-engagement consumer interaction, a consultative, transparent and education-forward selling approach and a consistently available assortment of cannabis products. In addition, Green Thumb owns stores under other names, primarily where naming is subject to licensing or similar restrictions or in certain instances where we co-own the store. The income from Green Thumb's retail stores is primarily derived from the sale of cannabis-related products, which includes the sale of Green Thumb produced products as well as those produced by third parties, with an immaterial (under 10%) portion of this income resulting from the sale of other merchandise (such as t-shirts and accessories for cannabis use). The RISE stores currently are located in 13 of the states in which we operate. As of December 31, 2022, the Company had 77 open and operating retail locations. The Company's new store opening plans will remain fluid depending on market conditions, obtaining local licensing, construction and other permissions and subject to the Company's capital allocation plans as described above and under the heading "Liquidity, Financing Activities During the Period, and Capital Resources" below.

Results of Operations – Consolidated

The following table sets forth the Company's selected consolidated financial results for the periods, and as of the dates, indicated. The (i) consolidated statements of operations for the years ended December 31, 2022, 2021, 2020 and (ii) consolidated balance sheet as of December 31, 2022 and 2021 have been derived from, and should be read in conjunction with the consolidated financial statements and accompanying notes presented in Item 8 of this Report.

The Company's consolidated financial statements have been prepared in accordance with U.S. GAAP and on a going-concern basis that contemplates continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. Amounts have been presented in thousands of U.S. dollars except for share and per share amounts.

	Years Ended December 31,			2022 vs. 2021		2021 vs. 2020	
	2022	2021	2020	$	%	$	%
	(in thousands, except share and per share amounts)						
Revenues, Net of Discounts	$ 1,017,375	$ 893,560	$ 556,573	$ 123,815	14%	$ 336,987	61%
Cost of Goods Sold, Net	(513,412)	(401,631)	(252,404)	(111,781)	(28)%	(149,227)	(59)%
Gross Profit	503,963	491,929	304,169	12,034	2%	187,760	62%
Expenses:							
Selling, General, and Administrative	294,396	277,087	198,062	17,309	6%	79,025	40%
Impairment of Goodwill and Intangible Assets	88,503	—	—	88,503	0%	—	0%
Total Expenses	382,899	277,087	198,062	105,812	38%	79,025	40%
Income From Operations	121,064	214,842	106,107	(93,778)	(44)%	108,735	102%
Total Other Expense	(12,632)	(9,867)	(3,176)	(2,765)	(28)%	(6,691)	(211)%
Income Before Provision for Income Taxes And Non-Controlling Interest	108,432	204,975	102,931	(96,543)	(47)%	102,044	99%
Provision for Income Taxes	94,777	124,612	83,853	(29,835)	(24)%	40,759	49%
Net Income Before Non-Controlling Interest	13,655	80,363	19,078	(66,708)	(83)%	61,285	321%
Net Income Attributable to Non-Controlling Interest	1,677	4,927	4,085	(3,250)	(66)%	842	21%
Net Income Attributable To Green Thumb Industries Inc.	$ 11,978	$ 75,436	$ 14,993	$ (63,458)	(84)%	$ 60,443	403%
Net Income Per Share - Basic	$ 0.05	$ 0.34	$ 0.07	$ (0.29)	(85)%	$ 0.27	386%
Net Income Per Share - Diluted	$ 0.05	$ 0.33	$ 0.07	$ (0.28)	(85)%	$ 0.26	371%
Weighted Average Number of Shares Outstanding – Basic	236,713,056	223,192,326	210,988,259				
Weighted Average Number of Shares Outstanding – Diluted	238,080,030	226,758,882	212,531,188				

	December 31, 2022	December 31, 2021
	(in thousands)	
Total Assets	$ 2,433,528	$ 2,385,851
Long-Term Liabilities	$ 621,525	561,994

Revenue Streams

The Company has consolidated financial statements across its operating businesses with revenue from the manufacture, sale and distribution of branded cannabis products to third-party retail customers as well as the sale of finished products to consumers in its retail stores.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Revenues, net of Discounts

Revenue for the year ended December 31, 2022 was $1,017,375 thousand, up 14% from $893,560 thousand for the year ended December 31, 2021, driven by contributions from both Retail and Consumer Packaged Goods, largely due to continued growth in New Jersey, Illinois, Minnesota and Virginia. Key performance drivers for the Retail revenues in 2022 were: legalization of adult-use sales in New Jersey, which began on April 21, 2022, increased store traffic to Green Thumb's open and operating retail stores, particularly in Illinois, and new store openings including acquired stores, particularly in Minnesota, Massachusetts, Virginia, Rhode Island and Maryland. The Company generated revenue from 77 Retail locations during the year compared to 73 in the prior year. During the year ended December 31, 2022, Retail revenue made up 75% of total revenue as compared to 69% of total revenue in 2021. Since December 31, 2021, the Company acquired one retail store in Illinois, opened two new Retail locations in Virginia and one in Minnesota that contributed to the increase in Retail revenues.

The key drivers for the increase in Consumer Packaged Goods revenues was increased sales in New Jersey due to legalization of adult-use sales which began on April 21, 2022, and growth in Illinois and Virginia. Consumer Packaged Goods revenue made up 25% of total revenues in 2022 as compared to 31% in 2021.

Cost of Goods Sold, net

Cost of goods sold are derived from retail purchases made by the Company from its third-party licensed producers operating within our state markets and costs related to the internal cultivation and production of cannabis. Cost of goods sold for the year ended December 31, 2022 was $513,412 thousand, up 28% from $401,631 thousand for the year ended December 31, 2021, driven by increased volume from open and operating retail stores, new and acquired retail store openings in Illinois, Minnesota and Virginia, legalization of adult-use sales in New Jersey, and expansion of the consumer products sales primarily in New Jersey and Illinois as described above.

Gross Profit

Gross profit for the year ended December 31, 2022 was $503,963 thousand, representing a gross margin on the sale of branded cannabis flower and processed and packaged products including concentrates, edibles, topicals and other cannabis products, of 50%. This is compared to gross profit for the year ended December 31, 2021 of $491,929 thousand or a 55% gross margin. The increase in gross profit (dollars) was directly attributable to the revenue increase as described above. The decline in gross margin (percent) was primarily driven by price compression.

Total Expenses

Total expenses for the year ended December 31, 2022 were $382,899 thousand or 38% of revenues, net of discounts, resulting in an increase of $105,812 thousand. Total expenses for the year ended December 31, 2021 were $277,087 thousand or 31% of revenues, net of discounts. The increase in total expenses was primarily due to an impairment charge to goodwill of $57,372 thousand and an impairment charge associated with the Company's tradename intangible assets of $31,131 thousand. The remaining increase is attributable to retail salaries and benefits, stock-based compensation expense, depreciation expense and other operational and facility expenses mainly as a result of the Company's addition of three new and one acquired Retail store during 2022 as well as the five retail stores associated with LeafLine Industries, LLC, which were acquired on December 30, 2021. In addition, an increase in intangible amortization expense and corporate staff salaries also contributed to the overall increase in total expenses, which was partially offset by the remeasurement of the Company's contingent consideration arrangements associated with two acquisitions that occurred in 2021. The reduction in expenses as a percentage of revenue was attributable to measures deployed to control variable expenses as well as inherent operating leverage caused by the significant increase in revenue.

Total Other Income (Expense)

Total other income (expense) for the year ended December 31, 2022 was $(12,632) thousand, a change of $(2,765) thousand, primarily due to fair value adjustments on the Company's equity investments, partially offset by favorable fair value adjustments on the Company's warrant liability.

Income Before Provision for Income Taxes and Non-Controlling Interest

Income before provision for income taxes and non-controlling interest for the year ended December 31, 2022 was $108,432 thousand, a decrease of $(96,543) thousand compared to the year ended December 31, 2021.

As presented under the heading "Non-GAAP Measures" below, after adjusting for non-cash equity incentive compensation of $27,140 thousand and $19,600 thousand, other non-operating items of $(21,893) thousand and $4,934 thousand, and impairment of goodwill and intangible assets of $88,503 thousand and $0, Adjusted Operating Earnings Before Interest, Taxes, Depreciation, and Amortization ("Adjusted Operating EBITDA") was $311,478 thousand and $307,834 thousand for the years ended December 31, 2022 and 2021, respectively.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the year ended December 31, 2022, federal and state income tax expense totaled $94,777 thousand compared to expense of $124,612 thousand for the year ended December 31, 2021.

The net expense of $94,777 thousand for the year ended December 31, 2022 includes current tax expense of $142,861 thousand and deferred tax expense of $(48,084) thousand in the current period.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Revenues, net of Discounts

Revenue for the year ended December 31, 2021 was $893,560 thousand, up 61% from $556,573 thousand for the year ended December 31, 2020, driven by contributions from both Retail and Consumer Packaged Goods, largely due to continued growth in Illinois and Pennsylvania. Key performance drivers for the Retail revenues in 2021 were: increased store traffic to Green Thumb's open and operating retail stores, particularly in Illinois and Pennsylvania, and new store openings including acquired stores, particularly in Massachusetts, Virginia, Rhode Island and Maryland. The Company generated revenue from 73 Retail locations during the year compared to 51 in the prior year. During the year ended December 31, 2021, Retail revenue made up 69% of total revenue as compared to 71% of total revenue in 2020. Since December 31, 2020, the Company acquired one retail store in Maryland, four in Massachusetts, one in Rhode Island, one in Virginia and five in Minnesota and opened ten new Retail locations in Pennsylvania, Illinois, Massachusetts, California, New Jersey, Nevada and Virginia that contributed to the increase in Retail revenues.

The key driver for the Consumer Packaged Goods increase in revenues was the sale of Green Thumb's branded product portfolio to third-party retailers through the Company's existing Consumer Packaged Goods cultivation and processing facilities in Illinois, Pennsylvania, Massachusetts, Maryland, Nevada, New Jersey, Ohio and Connecticut due to increased scale and efficiency. The Company also acquired cultivation and processing facilities in Massachusetts, Minnesota, Rhode Island and Virginia during the year ended December 31, 2021. Consumer Packaged Goods revenue made up 31% of total revenues in 2021 as compared to 29% in 2020.

Cost of Goods Sold, net

Cost of goods sold are derived from retail purchases made by the Company from its third-party licensed producers operating within our state markets and costs related to the internal cultivation and production of cannabis. Cost of goods sold for the year ended December 31, 2021 was $401,631 thousand, up 59% from $252,404 thousand for the year ended December 31, 2020, driven by increased volume in open and operating retail stores; new and acquired retail store openings in Massachusetts, Virginia, Rhode Island, New Jersey and Pennsylvania and expansion of the consumer products sales primarily in Illinois, Pennsylvania, Massachusetts and New Jersey as described above.

Gross Profit

Gross profit for the year ended December 31, 2021 was $491,929 thousand, representing a gross margin on the sale of branded cannabis flower and processed and packaged products including concentrates, edibles, topicals and other cannabis products, of 55%. This is compared to gross profit for the year ended December 31, 2020 of $304,169 thousand or a 55% gross margin. The increase in gross profit (dollars) was directly attributable to the revenue increase as described above.

Total Expenses

Total expenses for the year ended December 31, 2021 were $277,087 thousand or 31% of revenues, net of discounts, resulting in an increase of $79,025 thousand. Total expenses for the year ended December 31, 2020 were $198,062 thousand or 36% of revenues, net of discounts. The increase in total expenses was attributable to Retail salaries and benefits, depreciation expense and other operational and facility expenses mainly as a result of the Company's addition of ten new and twelve acquired Retail stores over the prior year period. In addition, an increase in intangible amortization expense and corporate staff salaries also contributed to the overall increase in total expenses. The reduction in expenses as a percentage of revenue was attributable to measures deployed to control variable expenses as well as inherent operating leverage caused by the significant increase in revenue.

Total Other Income (Expense)

Total other income (expense) for the year ended December 31, 2021 was $(9,867) thousand, a change of $(6,691) thousand, primarily due to an increase in interest expense on the Company's April 30, 2021 Notes and interest on contingent consideration associated with 2021 acquisitions.

Income Before Provision for Income Taxes and Non-Controlling Interest

Income before provision for income taxes and non-controlling interest for the year ended December 31, 2021 was $204,975 thousand, an increase of $102,044 thousand compared to the year ended December 31, 2020.

As presented under the heading "Non-GAAP Measures" below, after adjusting for non-cash equity incentive compensation of $19,600 thousand and $19,337 thousand, as well as other nonoperating items of $4,934 thousand and $1,635 thousand, Adjusted Operating EBITDA was $307,834 thousand and $179,585 thousand for the years ended December 31, 2021 and 2020, respectively.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the year ended December 31, 2021, federal and state income tax expense totaled $124,612 thousand compared to expense of $83,853 thousand for the year ended December 31, 2020.

The net expense of $124,612 thousand for the year ended December 31, 2021 includes current tax expense of $132,151 thousand and deferred tax expense of $(7,539) thousand in the current period.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenues, net of Discounts

Revenue for the year ended December 31, 2020 was $556,573 thousand, up 157% from $216,433 thousand for the year ended December 31, 2019. The increase in revenue was driven by contributions from both Retail and Consumer Packaged Goods, largely due to growth in Illinois and Pennsylvania. The key performance driver of Retail revenues in 2020 was legalization of adult-use in Illinois on January 1, 2020 as well as new store openings particularly in Illinois and Pennsylvania, and the 2020 full period effect of the June 2019 acquisition of Integral Associates, LLC's Essence branded stores ("Essence") in Nevada. During the year ended December 31, 2020, Retail revenue made up 71% of total revenue as compared to 64% in 2019. During the year ended December 31, 2020, the Company increased its Retail footprint by opening 11 new stores and acquiring one store as compared to opening 17 new stores and acquiring eight during the same period in 2019. In total, the Company had 51 Retail locations open and operating during year ended December 31, 2020 as compared to 39 Retail locations in the prior year.

The key drivers for Consumer Packaged Goods revenue was legalization of adult-use in Illinois on January 1, 2020 as well as the expansion of Green Thumb's branded product portfolio to third-party retailers through the Company's existing Consumer Packaged Goods cultivation and processing facilities in Illinois, Pennsylvania, Massachusetts, Maryland, Connecticut and Nevada due to increased scale and efficiency. Consumer Packaged Goods revenue made up 29% of total revenues in 2020 as compared to 36% in 2019.

Cost of Goods Sold

Cost of goods sold are derived from costs related to the internal cultivation and production of cannabis and from Retail purchases made from other licensed producers operating within our state markets.

Cost of goods sold for the year ended December 31, 2020 was $252,404 thousand, up 131% from $109,402 thousand for the year ended December 31, 2019, driven by increased volume in open and operating Retail stores; new Retail store openings in Illinois, Pennsylvania and Nevada; and expansion of the Consumer Packaged Goods sales in Illinois, Pennsylvania, Massachusetts, Maryland, Connecticut and Nevada.

Gross Profit

Gross profit for the year ended December 31, 2020 was $304,169 thousand, representing a gross margin on the sale of finished cannabis consumer packaged goods of 55%. This is compared to gross profit for the year ended December 31, 2019 of $107,031 thousand or a 49% gross margin. The Company's increase in gross margin percentage was mainly attributed to an overall increase in Retail sales as a proportion of total sales. In addition, Consumer Packaged Goods also contributed to the increase in gross profit through expanded capacity. The increase in gross profit was directly attributable to the revenue increase as further described above.

Total Expenses

Total expenses for the year ended December 31, 2020 were $198,062 thousand or 36% of total revenues, net of discounts. Total expenses for the year ended December 31, 2019 were $134,721 thousand or 62% of total revenues, net of discounts.

The increase in total expenses was attributable to Retail salaries, benefits, depreciation expense and other operational and facility expenses mainly as a result of the Company's new and acquired Retail facilities. In addition, an increase in intangible asset amortization expense, back office personnel costs and non-cash equity incentive compensation expense also contributed to the overall increase in total expenses. The reduction in expenses as a percent of revenue was attributable to measures deployed to control variable expenses as well as inherent operating leverage caused by the significant increase in revenue.

Total Other Income (Expense)

Total other income (expense) decreased to $(3,176) thousand for the year ended December 31, 2020 as compared to $(22,512) thousand for the year ended December 31, 2019. The reduction in other income (expense) was primarily due to favorable fair value adjustments on the Company's investments offset by unfavorable adjustments to the fair value of the warrant liability and increased interest expense.

Income (Loss) Before Provision for Income Taxes and Non-Controlling Interest

Net operating income before provision for income taxes and non-controlling interest for the year ended December 31, 2020 was $102,931 thousand as compared to loss of $(50,202) thousand for the year ended December 31, 2019.

As presented under the heading "Non-GAAP Measures" below, after adjusting for non-cash equity incentive compensation of $19,337 thousand for 2020 and $18,285 thousand for 2019, as well as other non-operating items, Adjusted Operating EBITDA was $179,585 thousand and $28,092 thousand for the year ended December 31, 2020 and 2019, respectively.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted at year-end. For the year ended December 31, 2020, federal and state income tax expense totaled $83,853 thousand as compared to $9,344 thousand for the year ended December 31, 2019.

The net expense of $83,853 thousand for the year ended December 31, 2020 includes current tax expense of $81,758 thousand and deferred tax expense of $2,095 thousand in the current period.

Results of Operation by Segment

The following table summarizes revenues net of sales discounts by segment for the years ended December 31, 2022, 2021 and 2020:

		Years Ended December 31,			2022 vs. 2021		2021 vs. 2020	
		2022	2021	2020	$ Change	% Change	$ Change	% Change
		(in thousands)						
Retail	$	763,166 $	614,739 $	396,372 $	148,427	24% $	218,367	55%
Consumer Packaged Goods		495,101	467,258	273,977	27,843	6%	193,281	71%
Intersegment Eliminations		(240,892)	(188,437)	(113,776)	(52,455)	28%	(74,661)	66%
Total Revenues, Net of Discounts	$	**1,017,375 $**	**893,560 $**	**556,573 $**	**123,815**	**14% $**	**336,987**	**61%**

Year Ended December 31, 2022 Compared with the Year Ended December 31, 2021

Revenues, net of discounts, for the Retail segment were $763,166 thousand, an increase of $148,427 thousand or 24%, compared to the year ended December 31, 2021. The increase in Retail revenues, net of discounts, was primarily driven by legalization of adult-use sales in New Jersey, which began on April 21, 2022, increased store traffic to Green Thumb's open and operating retail stores, particularly in Illinois, and new store openings including acquired stores, particularly in Minnesota, Virginia, and Illinois.

Revenues, net of discounts, for the Consumer Packaged Goods segment were $495,101 thousand, an increase of $27,843 thousand or 6%, compared to the year ended December 31, 2021. The increase in Consumer Packaged Goods revenues, net of discounts, was primarily driven by legalization of adult-use sales in New Jersey, which began on April 21, 2022 and continued growth in Illinois and Minnesota.

Due to the vertically integrated nature of the business, the Company reviews its revenue at the Retail and Consumer Packaged Goods level while reviewing its operating results on a consolidated basis.

Year Ended December 31, 2021 Compared with the Year Ended December 31, 2020

Revenues, net of discounts, for the Retail segment were $614,739 thousand for the year ended December 31, 2021, an increase of $218,367 thousand or 55%, compared to the year ended December 31, 2020. The increase in Retail revenues, net of discounts, was primarily driven by increased store traffic to Green Thumb's open and operating retail stores, particularly in Illinois and Pennsylvania, as well as acquired stores in Massachusetts, Virginia, Rhode Island and Maryland.

Revenues, net of discounts, for the Consumer Packaged Goods segment were $467,258 thousand for the year ended December 31, 2021, an increase of $193,281 thousand or 71%, compared to the year ended December 31, 2020. The increase in Consumer Packaged Goods revenues, net of discounts, was primarily driven by increased sales volume in established markets such as Illinois, Pennsylvania, Massachusetts and New Jersey.

Due to the vertically integrated nature of the business, the Company reviews its revenue at the Retail and Consumer Packaged Goods level while reviewing its operating results on a consolidated basis.

Year Ended December 31, 2020 Compared with the Year Ended December 31, 2019

Revenues, net of discounts, for the Retail segment were $396,372 thousand for the year ended December 31, 2020, an increase of $258,562 thousand or 188%, compared to the year ended December 31, 2019. The increase in Retail revenues, net of discounts, was primarily driven by legalization of adult-use in Illinois on January 1, 2020 as well as new store openings particularly in Illinois and Pennsylvania, and the 2020 full period effect of the June 2019 acquisition of the Essence stores in Nevada.

Revenues, net of discounts, for the Consumer Packaged Goods segment were $273,977 thousand for the year ended December 31, 2020, an increase of $164,047 thousand or 149%, compared to the year ended December 31, 2019. The increase in Consumer Packaged Goods revenues, net of discounts, was primarily driven by the legalization of adult-use cannabis in Illinois on January 1, 2020, increased sales volume in established markets such as Pennsylvania, Massachusetts and Maryland and the 2020 full period effect of the June 2019 acquisition of Desert Grown Farms and Cannabiotix in Nevada.

Due to the vertically integrated nature of the business, the Company reviews its revenue at the Retail and Consumer Packaged Goods level while reviewing its operating results on a consolidated basis.

Drivers of Results of Operations

Revenue

The Company derives its revenue from two revenue streams: a Consumer Packaged Goods business in which it manufactures, sells and distributes its portfolio of Consumer Packaged Goods brands including &Shine, Beboe, Dogwalkers, Doctor Solomon's, Good Green incredibles, and RYTHM, primarily to third-party retail customers; and a Retail business in which it sells finished goods sourced primarily from third-party cannabis manufacturers in addition to the Company's own Consumer Packaged Goods products direct to the end consumer in its retail stores, as well as direct-to-consumer delivery where applicable by state law.

For the year ended December 31, 2022, revenue was contributed from Consumer Packaged Goods and Retail sales across California, Colorado, Connecticut, Florida, Illinois, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Virginia.

Gross Profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles, and concentrates, as well as packaging and other supplies, fees for services and processing, and allocated overhead which includes allocations of rent, utilities and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes. Gross margin measures our gross profit as a percentage of revenue.

During the year ended December 31, 2022, the Company continued to be focused on creating sustainable, profitable growth of the Company's business while pursuing expansion. Green Thumb expects to continue its growth strategy for the foreseeable future as the Company expands its Consumer Packaged Goods and Retail footprint within its current markets with acquisitions and partnerships, and scales resources into new markets.

Total Expenses

Total expenses other than the cost of goods sold consist of selling costs to support customer relationships and marketing and branding activities. It also includes a significant investment in the corporate infrastructure required to support the Company's ongoing business.

Retail selling costs generally correlate to revenue. As new locations begin operations, these locations generally experience higher selling costs as a percentage of revenue compared to more established locations, which experience a more constant rate of selling costs. As a percentage of sales, the Company expects selling costs to remain constant in the more established locations and higher in the newer locations as the business continues to grow.

General and administrative expenses also include costs incurred at the Company's corporate offices, primarily related to back office personnel costs, including salaries, incentive compensation, benefits, stock-based compensation and other professional service costs, and fair value adjustments on the Company's contingent consideration arrangements. The Company expects to continue to invest considerably in this area to support the business by attracting and retaining top-tier talent. Furthermore, the Company anticipates an increase in stock-based compensation expenses related to recruiting and hiring talent, along with legal and professional fees associated with being a publicly traded company in Canada and registered with the U.S. Securities and Exchange Commission.

Provision for Income Taxes

The Company is subject to income taxes in the jurisdictions in which it operates and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. As the Company operates in the federally illegal cannabis industry, it is subject to the limitations of Internal Revenue Code of 1986, as amended ("IRC") Section 280E, under which taxpayers are only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and a higher effective tax rate than most industries. Therefore, the effective tax rate can be highly variable and may not necessarily correlate to pre-tax income or loss.

Non-GAAP Measures

EBITDA, Adjusted Operating EBITDA, and Adjusted EBITDA are non-GAAP measures and do not have standardized definitions under GAAP. The following information provides reconciliations of the supplemental non-GAAP financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented.

		Years Ended December 31,	
	2022	2021	2020
	(in thousands)		
Net Income Before Non-Controlling Interest	$ 13,655	$ 80,363	$ 19,078
Interest Income, net	(4,070)	(1,432)	(114)
Interest Expense, net	21,201	21,976	18,667
Provision For Income Taxes	94,777	124,612	83,853
Other Expense, Net	(4,499)	(10,677)	(15,377)
Depreciation and amortization	96,664	68,458	52,506
Earnings before interest, taxes, depreciation and amortization (EBITDA) (non-GAAP measure)	$ 217,728	$ 283,300	$ 158,613
Goodwill Impairment Charges	57,372	—	—
Write-off of Trade Names	31,131	—	—
Stock-based compensation, non-cash	27,140	19,600	19,337
Acquisition, transaction and other non-operating (income) costs	(21,893)	4,934	1,635
Adjusted Operating EBITDA (non-GAAP measure)	$ 311,478	$ 307,834	$ 179,585

	Three Months Ended December 31, 2022		Year Ended December 31, 2022	
	(in thousands)	Earnings Per Share	(in thousands)	Earnings Per Share
Net Income (Loss) Attributable To Green Thumb Industries Inc.	$ (51,227)	$ (0.22)	$ 11,978	$ 0.05
Goodwill Impairment Charges	57,372	0.24	57,372	0.24
Write-off of Trade Names	31,131	0.13	31,131	0.13
Tax Benefit	(25,666)	(0.11)	(25,666)	(0.11)
Adjusted Net Income (non-GAAP measure) and Basic EPS	$ 11,610	$ 0.05	$ 74,815	$ 0.32

Liquidity, Financing and Capital Resources

As of December 31, 2022 and 2021, the Company had total current liabilities of $146,571 thousand and $204,379 thousand, respectively, and cash and cash equivalents of $177,682 thousand and $230,420 thousand, respectively to meet its current obligations. The Company had working capital of $204,780 thousand as of December 31, 2022, an increase of $44,929 thousand as compared to December 31, 2021. This increase in working capital was primarily driven by the decrease in liabilities associated with 2021 acquisitions, including a decrease in acquisition consideration payable, as well as contingent consideration.

The Company is an early-stage growth company, generating cash from revenues deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, strategic investment opportunities, product development and marketing, as well as customer, supplier, and investor and industry relations.

Cash Flows

Cash Used in Operating Activities, Investing and Financing Activities

Net cash provided by (used in) operating, investing and financing activities for the years ended December 31, 2022, 2021, and 2020, were as follows:

		Years Ended December 31,	
	2022	2021	2020
	(in thousands)		
Net Cash Provided by Operating Activities	$ 158,564	$ 132,048	$ 95,918
Net Cash Used in Investing Activities	$ (219,946)	$ (280,730)	$ (57,274)
Net Cash Provided by (Used in) Financing Activities	$ 8,644	$ 295,344	$ (1,553)

Contractual Cash Obligations and Other Commitments and Contingencies

The following table quantifies the Company's future contractual obligations as of December 31, 2022:

	Total	2023	2024	2025	2026	2027	2028 and Thereafter
				(in thousands)			
Notes Payable[(a)]	$ 249,934	$ —	$ —	$ 249,934	$ —	$ —	$ —
Charitable Contributions	764	412	352	—	—	—	—
Mortgage Payable[(b)]	37,546	632	19,011	2,089	657	696	14,461
Interest Due on Notes Payable	24,397	17,495	6,902	—	—	—	—
Interest Due on Mortgage Payable	12,152	1,148	1,112	1,051	1,101	889	6,851
Operating Leases - Third Party	548,508	42,215	42,220	39,919	38,231	38,519	347,404
Operating Leases - Related Parties	3,784	569	437	343	350	357	1,728
Contingent Consideration	41,943	11,400	30,543	—	—	—	—
Construction Commitments	74,650	74,650	—	—	—	—	—
Total as of December 31, 2022	**$ 993,678**	**$ 148,521**	**$ 100,577**	**$ 293,336**	**$ 40,339**	**$ 40,461**	**$ 370,444**

(a) - This amount excludes $12,139 thousand of unamortized debt discount as of December 31, 2022. See Note 9—Notes Payable for details.
(b) - The amount excludes $437 thousand of unamortized debt discount as of December 31, 2022. See Note 9—Notes Payable for details.

(a) Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, the following matter was being appealed by the Company:

Cresco Labs New York, LLC and Cresco Labs LLC ("Plaintiffs") filed an amended complaint against one of the Company's subsidiaries, Fiorello Pharmaceuticals, Inc. ("Defendant") on November 20, 2018, in the Supreme Court of the State of New York, NY County alleging Defendant breached the parties' Equity Purchase Agreement Letter of Intent ("LOI") relating to the acquisition of Defendant by Plaintiffs. In December 2022, the trial court granted Plaintiffs' motion for summary judgment on their claim that Defendant breached the LOI. Defendant disputes any liability and is vigorously appealing the trial court's decision. The Company has estimated that the possible range of loss is between $900 thousand and $72,915 thousand. However, the Company believes a successful appeal is probable, and as such, a $900 thousand loss contingency is reflected within selling, general and administrative expenses within the consolidated statement of operations with respect to this matter. In the event that the Defendant's appeal is unsuccessful, any damages will be determined by further legal proceedings.

At December 31, 2022 and 2021, other than as discussed above, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's consolidated operations. There are also no proceedings in which any of the Company's directors, officers or affiliates is an adverse party or has a material interest adverse to the Company's interest.

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Changes in or Adoption of Accounting Practices

See discussion under Part II, Item 8, Notes to Consolidated Financial Statements, Note 2 – Significant Accounting Policies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Estimated Useful Lives and Amortization of Intangible Assets

Amortization of intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they may be impaired.

Business Combinations

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgment. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the entries made on and after acquisition.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows.

Cannabis licenses are the primary intangible asset acquired in business combinations as they provide the Company the ability to operate in each market. However, some cannabis licenses are subject to renewal and therefore there is some risk of non-renewal for several reasons, including operational, regulatory, legal or economic. To appropriately consider the risk of non-renewal, the Company applies probability weighting to the expected future net cash flows in calculating the fair value of these intangible assets. The key assumptions used in these cash flow projections include discount rates and terminal growth rates. Of the key assumptions used, the impact of the estimated fair value of the intangible assets have the greatest sensitivity to the estimated discount rate used in the valuation. Management selected discount rates ranging from 10.5% to 12.5% primarily dependent upon the markets in which each of the acquisitions operates. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. Management selected terminal growth rates of approximately 3%. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based upon the Corporation's historical operations along with management projections.

The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Inventories

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

Investments in Private Holdings

Investments include private company investments which are carried at fair value based on the value of the Company's interests in the private companies determined from financial information provided by management of the companies, which may include operating results, subsequent rounds of financing and other appropriate information. Any change in fair value is recognized on the consolidated statement of operations.

Goodwill Impairment

The Company applies the guidance in Financial Accounting Standards Board ("FASB") *Accounting Standards Update,* ("*ASU*") *2011-08 Intangibles-Goodwill and Other-Testing Goodwill for Impairment*, which provides entities with an option to perform a qualitative assessment (commonly referred to as "Step Zero") to determine whether further quantitative analysis for impairment of goodwill is necessary. In performing Step Zero for the Company's goodwill impairment test, the Company is required to make assumptions and judgments including but not limited to the following: the evaluation of macroeconomic conditions as related to the Company's business, industry and market trends, and the overall future financial performance of its reporting units and future opportunities in the markets in which they operate. If impairment indicators are present after performing Step Zero, the Company would perform a quantitative impairment analysis to estimate the fair value of goodwill.

Determination of Reporting Units

The Company's assets are aggregated into two reportable segments (Retail and Consumer Packaged Goods). Prior to October 1, 2022, the Company had identified 30 reporting units for the purposes of testing goodwill. Management evaluated its existing reporting units under the accounting guidance provided in Accounting Standards Codification ("ASC") *280 Segment Reporting,* and determined that the individual components within each respective segment were economically similar and thus, aggregation of these components into two reporting units that align with our reportable segments, should be applied. Subsequent to October 1, 2022, the Company aggregated each of the components into two reporting units (Retail and Consumer Packaged Goods).

As part of the Company's aggregation of the 30 reporting units that existed prior to October 1, 2022, the accounting guidance required the reporting units be tested for impairment through a Step 1 quantitative analysis prior to aggregation.

The analysis performed included estimating the fair value of each reporting unit using both the income and market approaches. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, discount rates, the allocation of shared or corporate costs and the eventual repeal of 280E. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of fair value in the quantitative assessment requires the Company to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures.

As a result of the Company's goodwill impairment analysis, the Company determined two of the reporting units were impaired. See Note 6—Intangible Assets and Goodwill for additional detail.

Consolidation

Judgment is applied in assessing whether the Company exercises control and has significant influence over entities in which the Company directly or indirectly owns an interest. The Company has control when it has the power over the subsidiary, has exposure or rights to variable returns and has the ability to use its power to affect the returns. Significant influence is defined as the power to participate in the financial and operating decisions of the subsidiaries. Where the Company is determined to have control, these entities are consolidated. Additionally, judgment is applied in determining the effective date on which control was obtained.

Allowance for Uncollectible Accounts

Management determines the allowance for uncollectible accounts by evaluating individual receivable balances and considering accounts and other receivable financial condition and current economic conditions. Accounts receivable and financial assets recorded in other receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the balance sheet date.

Stock-Based Payments

Valuation of stock-based compensation and warrants requires management to make estimates regarding the inputs for option pricing models, such as the expected life of the option, the volatility of the Company's stock price, the vesting period of the option and the risk-free interest rate are used. Actual results could differ from those estimates. The estimates are considered for each new grant of stock options or warrants.

Fair Value of Financial Instruments

The individual fair values attributed to the different components of a financing transaction, derivative financial instruments, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Financial Instruments and Financial Risk Management

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities, notes payable, warrant liability and contingent consideration payable.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3—Inputs for the asset or liability that are not based on observable market data.

ITEM 7A.   QUANTITAVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company's Board of Directors (the "Board") mitigates these risks by assessing, monitoring and approving the Company's risk management processes.

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company does not have significant credit risk with respect to its customers.

The Company provides credit to its customers in the normal course of business. The Company has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are paid at the time of sale.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the effective management of its capital structure. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity at all times to settle obligations and liabilities when due.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign exchange, raw material and other commodity prices.

Currency Risk. The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company's financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company's operations are subject to currency transaction risks. The Company has no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company's financial debts have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Commodities Price Risk. Commodities Price risk is the risk of variability in fair value due to movements in equity or market prices. The primary raw materials used by the Company aside from those cultivated internally are labels and packaging. Management believes a hypothetical 10% change in the price of these materials would not have a significant effect on the Company's consolidated annual results of operations or cash flows, as these costs are generally passed through to its customers. However, such an increase could have an impact on our customers' demand for our products, and we are not able to quantify the impact of such potential change in demand on our combined annual results of operations or cash flows.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial information required by Item 8 is located beginning on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Prior Independent Registered Accounting Firm

Following the Transaction, the independent registered public accounting firm of the Corporation was Macias Gini & O'Connell LLP ("MGO") located at 2029 Century Park East, Suite 1500, Los Angeles, California 90067. The Company engaged MGO on October 21, 2019, and MGO completed an audit of the Company for the years ended December 31, 2020 and 2019. MGO resigned as the Company's auditor effective May 13, 2021. The resignation of MGO was approved by the Board and the Audit Committee and the Board. During the years ended December 31, 2020 and 2019 and the subsequent period through May 13, 2021, the date of MGO's resignation, there were no (1) disagreements with MGO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to MGO's satisfaction, would have caused MGO to make reference thereto in its report on the consolidated financial statements of the Company (as described in Item 304(a)(1)(iv) of Regulation S-K) or (2) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company provided MGO with a copy of the foregoing disclosures in this section and requested that MGO furnish it with a letter addressed to the Securities and Exchange Commission ("SEC") stating whether it agrees with the above statements. A copy of MGO's letter, dated May 13, 2021, is included herewith as Exhibit 16.1 to this document, indicating its agreement.

Engagement of Baker Tilly US, LLP

The Company appointed Baker Tilly US, LLP ("Baker Tilly") located at 205 North Michigan Avenue, Suite 2800, Chicago, IL 60601 as its independent registered public accounting firm effective May 13, 2021. The engagement of Baker Tilly was approved by the Audit Committee and the Board. Baker Tilly has completed an audit of the Company for the years ended December 31, 2022 and 2021.

During the fiscal years ended December 31, 2020 and 2019, and during the subsequent interim period through May 13, 2021, neither the Company, nor anyone acting on its behalf, has consulted Baker Tilly with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and Baker Tilly did not provide either a written report or oral advice to the Company that Baker Tilly concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) (a) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation and the related instructions) or (b) a "reportable event" as described in Item 304(a)(1)(v) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains "disclosure controls and procedures" as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. The Company recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(b) and Rule 15d-15(e) of the Exchange Act) as of December 31, 2022. Accordingly, as of December 31, 2022, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of such date.

Management's Report on Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria established in "Internal Control - Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our disclosure controls and procedures and internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures and internal controls over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022, has been audited by our independent registered public accounting firm, as stated in their report which appears herein.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.


PART III


ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding directors and executive officers will be included in the 2023 Proxy Statement for the Company's 2023 Annual General Meeting of Shareholders (the "2023 Proxy Statement") to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year to which this report relates and which sections are incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item will be set forth under Executive Compensation in the 2023 Proxy Statement and which sections are incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information regarding security ownership of certain beneficial owners and management will be included in the 2023 Proxy Statement and which sections are incorporated herein by reference.

Equity Compensation Plans

Information regarding equity compensation plans will be included in the 2023 Proxy Statement and which sections are incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence will be included in the 2023 Proxy Statement and which sections are incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding principal accounting fees and services will be included in the 2023 Proxy Statement and which sections are incorporated herein by reference.

ITEM 15 . EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements

The financial statements listed in the accompanying index (page F-1) to the financial statements are filed as part of this Annual Report on Form 10-K.

(b) Exhibits

The exhibits listed on the accompanying index (page E-1) are filed as part of this Annual Report on Form 10-K.

(c) Financial Statements Schedules omitted

Certain schedules have been omitted because the required information is included in the consolidated financial statements and notes thereto or because they are not applicable or not required.

(a). INDEX TO FINANCIAL STATEMENTS

(b). EXHIBITS

A list of exhibits filed with this Annual Report on Form 10-K is included in the Exhibit Index immediately preceding Appendix A to this Annual Report and is incorporated herein by reference.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

EXHIBIT INDEX

3.1#	Amended and Restated Articles of Green Thumb Industries Inc.
4.1#	Coattail Agreement, dated June 12, 2018, by and among the Shareholders, Green Thumb Industries Inc. and Odyssey Trust Company.
10.1#	Business Combination Agreement, dated June 12, 2018, by and among Bayswater Uranium Corporation, VCP23, LLC, GTI Finco Inc., 1165318 B.C. Ltd. and GTI23, Inc.
10.2*#	Membership Interest Purchase Agreement, dated November 12, 2018, by and among the Seller Parties, GTI Core, LLC and Green Thumb Industries Inc.
10.3#	Amendment No. 1 to Membership Interest Purchase Agreement, dated June 5, 2019, by and among the Seller Parties, GTI Core, LLC and Green Thumb Industries Inc.
10.4*#	Agreement and Plan of Merger and Reorganization, dated January 4, 2019, by and among Green Thumb Industries Inc., GTI Merger Sub, LLC and Advanced Grow Labs, LLC.
10.5*#	First Amendment to the Agreement and Plan of Merger and Reorganization, dated February 11, 2019, by and among Green Thumb Industries Inc., GTI Merger Sub, LLC and Advanced Grow Labs, LLC.
10.6*^	Second Amendment to the Note Purchase Agreement, dated April 30, 2021, by and among the Issuers, the Purchasers and the Agents.
10.8#	Green Thumb Industries Inc. 2018 Stock and Incentive Plan, dated June 11, 2018.
10.9#	Amendment No. 1 to the Green Thumb Industries Inc. 2018 Stock and Incentive Plan, dated August 30, 2019.
10.10	Form of Notice of Option Grant.
10.11	Form of Option Agreement.
10.12	Form of Notice of RSU Grant and Agreement.
10.13+	Form of Indemnification Agreement.
10.14	Form of Annual Bonus Plan
10.15	Form of Executive Confidentiality, Non-Compete, Non-Solicitation, Non-Disparagement and Invention Assignment Agreement (Kovler and Georgiadis).
10.16	Kravitz Confidentiality, Non-Compete, Non-Solicitation and Invention Assignment Agreement.
10.17	Faulkner Executive Confidentiality, Non-Compete, Non-Solicitation and Invention Assignment Agreement.
16.1	MGO Letter, dated May 13, 2021.
21.1	List of Subsidiaries of Green Thumb Industries Inc.
23.1	Consent of Independent Registered Public Accounting Firm (Baker Tilly).
23.2	Consent of Independent Registered Public Accounting Firm (MGO).
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act.
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act.
32.1	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of the United States Code.
32.2	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of the United States Code.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded with Inline XBRL File)

*	Certain confidential information has been excluded from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.
^	Incorporated by reference to our Current Report on Form 8-K dated April 30, 2021 filed on May 6, 2021.
#	Incorporated by reference to our registration statement on Form 10 filed on December 20, 2019.
+	Incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K for the year ended December 31, 2021.

List of Licenses of Green Thumb Industries Inc.

Licenses in the State of California

Holding Entity	Permit License	City	Renewal Date	Description
Integral Associates Dena, LLC	C10-0000787-LIC	Pasadena, CA	2/26/2023*	Cannabis License - Retailer (Storefront)
Integral Associates Dena, LLC	75476	Pasadena, CA	8/31/2023	Environmental Health Permit - Cannabis Retail
Integral Associates Dena, LLC	224919168 - 00001	Pasadena, CA	N/A	Sellers Permit

Licenses in the State of Connecticut

Holding Entity	Permit License	City	Renewal Date	Description
Bluepoint Wellness of Westport, LLC	MMDF.0000029	East Westport, CT	12/17/2023	Medical Marijuana Dispensary Facility
Southern CT Wellness & Healing, LLC	MMDF.0000015	Milford, CT	2/4/2024	Medical Marijuana Dispensary Facility
Advanced Grow Labs, LLC	MMPR.0000001	West Haven, CT	2/6/2024	Medical Marijuana Producer
Bluepoint Apothecary, LLC	MMDF.0000002	Brandford, CT	4/10/2023	Medical Marijuana Dispensary Facility
Advanced Grow Labs, LLC	BAK.0015356	West Haven, CT	6/30/2023	Medical Marijuana Bakery

Licenses in the State of Florida

Holding Entity	Permit License	City	Renewal Date	Description
KSGNF, LLC	MMTC-2017-0013	Homestead, FL	9/23/2023	Medical Marijuana Treatment Center
KSGNF, LLC	B108216	Homestead, FL	2/9/2023*	Certificate of Nursery Registration

Licenses in the State of Illinois

Holding Entity	Permit/License	City	Renewal Date	Description
3C Compassionate Care Center, LLC	280.000011-DISP	Joliet, IL	11/19/2023	Registered Medical Cannabis Dispensing Organization
GTI Oglesby, LLC	1204-481	Oglesby, IL	12/31/2023	Registered Industrial Hemp Processor
GTI Rock Island, LLC	1204-324	West Rock Island, IL	12/31/2023	Registered Industrial Hemp Processor
Evergreen Dispensary, LLC	CD-44992	Quincy, IL	1/1/2024	Certificate of Registration
GTI Rock Island, LLC	1503060649	West Rock Island, IL	3/9/2023	Medical Cannabis Cultivation Permit
GTI Oglesby, LLC	1503060648	Oglesby, IL	3/9/2023	Medical Cannabis Cultivation Permit
GTI Rock Island, LLC	1503060649-AU	West Rock Island, IL	3/31/2023	Adult-Use Cultivation Center License
GTI Oglesby, LLC	1503060648-AU	Oglesby, IL	3/31/2023	Adult-Use Cultivation Center License
GTI Mundelein, LLC	MCANLC2201	Mundelein, IL	4/30/2023	Medical Cannabis License
GTI Rock Island, LLC	1503060649-TR	West Rock Island, IL	7/14/2023	Transporter License
GTI Oglesby, LLC	1503060648-TR	Oglesby, IL	7/14/2023	Transporter License
NH Medicinal Dispensaries, LLC	280.000042-DISP	Effingham, IL	8/22/2023	Registered Medical Cannabis Dispensing Organization
GTI Mundelein, LLC	280.000002-DISP	Mundelein, IL	9/17/2023	Registered Medical Cannabis Dispensing Organization
Evergreen Dispensary, LLC	280.000003-DISP	Canton, IL	9/18/2023	Registered Medical Cannabis Dispensing Organization
3C Compassionate Care Center, LLC	280.000027-DISP	Naperville, IL	1/29/2024	Registered Medical Cannabis Dispensing Organization
NH Medicinal Dispensaries, LLC	284.000130-AUDO	Charleston, IL	3/31/2024	Adult-Use Cannabis Dispensing Organization
NH Medicinal Dispensaries, LLC	284.000129-AUDO	Effingham, IL	3/31/2024	Adult-Use Cannabis Dispensing Organization
3C Compassionate Care Center, LLC	284.000110-AUDO	Lake in the Hills, IL	3/31/2024	Adult-Use Cannabis Dispensing Organization
3C Compassionate Care Center, LLC	284.000055-AUDO	Niles, IL	3/31/2024	Adult-Use Cannabis Dispensing Organization
Evergreen Dispensary, LLC	284.000047-AUDO	Quincy, IL	3/31/2024	Adult-Use Cannabis Dispensing Organization
GTI Mundelein, LLC	284.000044-AUDO	Joliet, IL	3/31/2024	Adult-Use Cannabis Dispensing Organization
Evergreen Dispensary, LLC	284.000005-AUDO	Canton, IL	3/31/2024	Adult-Use Cannabis Dispensing Organization
3C Compassionate Care Center, LLC	284.000003-AUDO	Naperville, IL	3/31/2024	Adult-Use Cannabis Dispensing Organization
3C Compassionate Care Center, LLC	284.000002-AUDO	Joliet, IL	3/31/2024	Adult-Use Cannabis Dispensing Organization
GTI Mundelein, LLC	284.000001-AUDO	Mundelein, IL	3/31/2024	Adult-Use Cannabis Dispensing Organization
RISE Mundelein	MCANLC2201	Mundelein, IL	4/30/2023	Medical Cannabis Dispensary

Licenses in the State of Maryland

Holding Entity	Permit/License	City	Renewal Date	Description
Chesapeake Alternatives, LLC	P-17-00005	Centreville, MD	8/28/2023	Licensed Processor
Chesapeake Alternatives, LLC	D-17-00010	Bethesda, MD	11/20/2023	Licensed Dispensary
GTI Maryland, LLC	D-17-00007	Silver Spring, MD	11/20/2023	Licensed Dispensary
Meshow, LLC	D-18-00021	Joppa, MD	4/10/2024	Licensed Dispensary
Maryland Health & Wellness Center, Inc.	D-19-00006	Hagerstown, MD	5/21/2025	Licensed Dispensary
GTI Maryland, LLC	G-19-00001	Centreville, MD	6/27/2025	Licensed Grower

Licenses of the State of Massachusetts

Holding Entity	Permit/License	City	Renewal Date	Description
Liberty Compassion, Inc.	MDP-2021-00005	Boston, MA	11/30/2023	Medical Marijuana Dispensary Permit
GreenStar Herbals, Inc.	MR282048	Dracut, MA	12/4/2023	Marijuana Retailer
GreenStar Herbals, Inc.	2021-002	Chelsea, MA	9/30/2023	Cannabis Sales
GreenStar Herbals, Inc.	MR282034	Chelsea, MA	12/4/2023	Marijuana Retailer
GreenStar Herbals, Inc.	MR282048	Dracut, MA	12/4/2023	Marijuana Retailer
Liberty Compassion, Inc.	MTC1586	Boston, MA	12/31/2023	Marijuana Medical Retailer License
GreenStar Herbals, Inc.	MRN282207	Maynard, MA	12/31/2023	Marijuana Retail Package Good Store
GreenStar Herbals, Inc.	2022-074	Chelsea, MA	1/20/2024	Live Music - Piano License
RISE Holdings, Inc.	MC281674	Holyoke, MA	1/20/2024	Marijuana Cultivator
GreenStar Herbals, Inc.	MR282207	Maynard, MA	2/10/2024	Marijuana Retailer
Liberty Compassion, Inc.	MTC1465	West Springfield	4/7/2023	Medical Marijuana Treatment Center
Liberty Compassion, Inc.	MTC1465	Clinton, MA	4/7/2023	Medical Marijuana Treatment Center
RISE Holdings, Inc.	MP281453	Holyoke, MA	1/20/2024	Marijuana Product Manufacturer
Liberty Compassion, Inc.	MP281752	Clinton, MA	7/28/2023	Marijuana Product Manufacturer
Liberty Compassion, Inc.	MC282178	Clinton, MA	7/16/2023	Marijuana Cultivator
Liberty Compassion, Inc.	RMD1586	Boston & Clinton, MA	7/28/2023	Medical Marijuana Treatment Center
RISE Holdings, Inc.	RMD645	Amherst & Holyoke, MA	8/8/2023	Medical Marijuana Treatment Center

Licenses in the State of Minnesota

Holding Entity	Permit/License	City	Renewal Date	Description
Leafline Labs, LLC	District 1	Mankato, MN	11/30/2023	Minnesota Medical Cannabis Manufacturer Registration Agreement
Leafline Labs, LLC	District 2	Eagan, MN	11/30/2023	Minnesota Medical Cannabis Manufacturer Registration Agreement
Leafline Labs, LLC	District 3	Coon Rapids, MN	11/30/2023	Minnesota Medical Cannabis Manufacturer Registration Agreement
Leafline Labs, LLC	District 4	St. Paul, MN	11/30/2023	Minnesota Medical Cannabis Manufacturer Registration Agreement
Leafline Labs, LLC	District 5	Not Yet Determined	11/30/2023	Minnesota Medical Cannabis Manufacturer Registration Agreement
Leafline Labs, LLC	District 6	St. Cloud, MN	11/30/2023	Minnesota Medical Cannabis Manufacturer Registration Agreement
Leafline Labs, LLC	District 7	Wilmar, MN	11/30/2023	Minnesota Medical Cannabis Manufacturer Registration Agreement
Leafline Labs, LLC	District 8	Hibbing, MN	11/30/2023	Minnesota Medical Cannabis Manufacturer Registration Agreement

Licenses in the State of Nevada

Holding Entity	Permit/License	City	Renewal Date	Description
Essence Tropicana, LLC	R148387Q	Reno, NV	12/31/2023	Adult-Use Cannabis Retail Store
Essence Tropicana, LLC	R148386A	Reno, NV	10/31/2023	Marijuana Establishment
Integral Cultivation, LLC	2000038.MMR-301	Las Vegas, NV	12/31/2023	Cannabis Master License Retail/Cultivation/Distribution Medical/Cultivation
Essence Tropicana, LLC	2000040.MMR-301	Las Vegas, NV	12/31/2023	Marijuana Master License Medical Dispensary/Retail Store
CCLV Manufacturing Center, LLC	2000071.MMR-301	Las Vegas, NV	12/31/2023	Cannabis Master License Medical Cultivation /Retail Cultivation
Integral Associates, LLC	2000179.MMR-301	Las Vegas, NV	12/31/2023	Cannabis Master License Medical Production, Medical Production
CCLV Production, LLC	2000197.MMR-301	Las Vegas, NV	12/31/2023	Cannabis Master License Medical Production, Retail Production
Essence Tropicana, LLC	2000217.MMR-301	Las Vegas, NV	12/31/2023	Marijuana Master License Retail Store
Essence Henderson, LLC	2000218.MMR-301	Las Vegas, NV	12/31/2023	Marijuana Master License Retail Store
GTI Nevada, LLC	97028286992913304766	Carson City, NV	12/31/2023	Adult-Use Retail Store License
GTI Nevada, LLC	MJ-004873-2020	Carson City, NV	1/30/2023*	Marijuana License
GTI Nevada, LLC	MJ-004876-2020	Carson City, NV	1/30/2023*	Marijuana License
Integral Associates, LLC	G67-00185	Henderson, NV	7/1/2023	Business License - General Retail Sales/Paraphernalia Sales
Integral Associates, LLC	M67-00004	Las Vegas, NV	7/1/2023	Business License - Medical Cannabis Dispensary
Integral Associates, LLC	M67-00005	Las Vegas, NV	7/1/2023	Business License - Retail Cannabis Store
CCLV Manufacturing Center, LLC	M67-00008	Las Vegas, NV	7/1/2023	Business License - Cannabis Cultivation
GTI Nevada, LLC	M67-00028	Las Vegas, NV	7/1/2023	Business License - Cannabis Cultivation
Integral Cultivation, LLC	M67-00031	Las Vegas, NV	1/16/2023*	Business License - Cannabis Distributor
Integral Production, LLC	M67-00032	Las Vegas, NV	1/1/2023*	Business License - Cannabis Cultivation
Integral Cultivation, LLC	M67-00033	Las Vegas, NV	7/1/2023	Cannabis Cultivation Facility OLV
Essence Henderson, LLC	2018308604	Henderson, NV	1/31/2023*	Business License Marijuana Retail
Essence Henderson, LLC	18482416987753786163	TBD	11/31/2023	Conditional Adult-Use Retail License
Essence Henderson, LLC	34299986630191194451	TBD	11/31/2023	Conditional Adult-Use Retail License
Essence Tropicana, LLC	43490264137335866974	TBD	11/31/2023	Conditional Adult-Use Retail License
Essence Tropicana, LLC	48202177934598005793	TBD	11/31/2023	Conditional Adult-Use Retail License
Essence Henderson, LLC	48470950795921214873	TBD	11/31/2023	Conditional Adult-Use Retail License
Integral Associates, LLC	06347213896566425206	Las Vegas, NV	6/30/2023	Adult-Use Retail Store License
Integral Associates, LLC	10197329605365016654	Las Vegas, NV	6/30/2023	Medical Dispensary License
CCLV Manufacturing Center, LLC	14501073281263752947	Las Vegas, NV	6/30/2023	Adult-Use Cultivation License
GTI Nevada, LLC	18900369179730863251	Carson City, NV	6/30/2023	Medical Dispensary License
Essence Henderson, LLC	19873661470522818141	Henderson, NV	6/30/2023	Adult-Use Retail Store License
Essence Henderson, LLC	31687553825305698491	Henderson, NV	6/30/2023	Medical Dispensary License
Integral Cultivation, LLC	36793887579714409224	Las Vegas, NV	6/30/2023	Medical Cultivation License
CCLV Manufacturing Center, LLC	4116840808916745728	Las Vegas, NV	6/30/2023	Adult-Use Production License
JG Retail Services NV, LLC	45491515276399795916	Spanish Springs, NV	6/30/2023	Medical Dispensary License
CCLV Manufacturing Center, LLC	46723736766369616954	Las Vegas, NV	6/30/2023	Medical Cultivation License
Essence Tropicana, LLC	54135769938859220718	Las Vegas, NV	6/30/2023	Adult-Use Retail Store License
Essence Tropicana, LLC	54732391061781763853	Las Vegas, NV	6/30/2023	Medical Dispensary License
Integral Production, LLC	54896246263684448089	Las Vegas, NV	6/30/2023	Medical Production License
Integral Production, LLC	59239887350322215968	Las Vegas, NV	6/30/2023	Adult-Use Production License
Integral Cultivation, LLC	62340865056138997248	Las Vegas, NV	6/30/2023	Adult-Use Distribution License
Integral Cultivation, LLC	70155083229545863037	Las Vegas, NV	6/30/2023	Adult-Use Cultivation License
GTI Nevada, LLC	83887504703736981918	Carson City, NV	6/30/2023	Medical Cultivation License
CCLV Production, LLC	88867726382068964531	Las Vegas, NV	6/30/2023	Medical Production License
GTI Nevada, LLC	88939271215332828859	Carson City, NV	6/30/2023	Medical Production License
Essence Henderson, LLC	09271842370730937488	Las Vegas, NV	11/30/2023	Adult-Use Retail Store License
Essence Tropicana, LLC	15464995890053145809	Las Vegas, NV	11/30/2023	Adult-Use Retail Store License
Essence Tropicana, LLC	26849340152215972256	Reno, NV	11/30/2023	Adult-Use Retail Store License
JG Retail Services NV, LLC	52125541619394980552	Sparks, NV	11/30/2023	Adult-Use Retail Store License
Integral Associates, LLC	PMT20-01470	Las Vegas, NV	7/1/2023	Time Limited Cannabis Curbside Sales Permit
Integral Cultivation, LLC	MB-000771-2022	Las Vegas, NV	2/28/2023	Marijuana Business License (Distributor)

Licenses in the State of New Jersey

Holding Entity	Permit/License	City	Renewal Date	Description
Green Thumb Industries	M000003	Paterson, NJ	4/17/2023	Class 2 - Manufacturer
Green Thumb Industries	C000004	Paterson, NJ	4/17/2023	Class 1 - Cultivator
Green Thumb Industries	RE000006	Bloomfield, NJ	4/20/2023	Class 5 - Cannabis Retailer
Green Thumb Industries	RE000005	Paterson, NJ	4/20/2023	Class 5 - Cannabis Retailer
GTI New Jersey	MM000003	Paterson, NJ	12/31/2023	Medical Manufacturing
Green Thumb Industries	MC000004	Paterson, NJ	12/31/2023	Medical Cultivation/Processing
GTI New Jersey	MRE000005	Paterson, NJ	12/31/2023	ATC - Medical Dispensing
GTI New Jersey	MRE000382	Paramus, NJ	12/31/2023	ATC - Medical Dispensing
GTI New Jersey	MRE000006	Bloomfield, NJ	12/31/2023	ATC - Medical Dispensing

Licenses in the State of New York

Holding Entity	Permit/License	City	Renewal Date	Description
Fiorello Pharmaceuticals, Inc.	OMC-HMPR-22-00581-003	Rochester, NY	3/3/2023	Cannabinoid Hemp Retail License
Fiorello Pharmaceuticals, Inc.	OMC-HMPR-22-00581-002	New York, NY	3/3/2023	Cannabinoid Hemp Retail License
Fiorello Pharmaceuticals, Inc.	OCM-HMPR-22-00581-001	Clifton Park, NY	3/3/2023	Cannabinoid Hemp Retail License
Fiorello Pharmaceuticals, Inc.	MM0705D	Halfmoon, NY	7/31/2023	Medical Dispensary License
Fiorello Pharmaceuticals, Inc.	MM0704D	Rochester, NY	7/31/2023	Medical Dispensary License
Fiorello Pharmaceuticals, Inc.	MM0703D	Nassau County, NY	7/31/2023	Provisional Medical Dispensary License
Fiorello Pharmaceuticals, Inc.	MM0702D	New York, NY	7/31/2023	Medical Dispensary License
Fiorello Pharmaceuticals, Inc.	MM0701M	Glenville, NY	7/31/2023	Medical Manufacturing License

Licenses in the State of Ohio

Holding Entity	Permit/License	City	Renewal Date	Description
GTI Ohio, LLC	MMCPC00181	Toledo, OH	12/6/2023	Medical Marijuana Cultivation Certificate of Operation
GTI Ohio, LLC	MMCPP00070	Toledo, OH	5/18/2023	Medical Marijuana Processor Certificate of Operation
GTI Ohio, LLC	MMD20-000003	Lakewood, OH	6/30/2023	Medical Marijuana Dispensary License
GTI Ohio, LLC	MMD20-000002	Lakewood, OH	6/30/2023	Medical Marijuana Dispensary License
GTI Ohio, LLC	MMD.0700052	Lakewood, OH	7/1/2023	Medical Marijuana Dispensary Certificate of Operation
GTI Ohio, LLC	MMD.0700047	Lakewood, OH	7/1/2023	Medical Marijuana Dispensary Certificate of Operation
GTI Ohio, LLC	MMD.0700026	Cleveland, OH	7/1/2023	Medical Marijuana Dispensary Certificate of Operation
GTI Ohio, LLC	MMD.0700016	Loraine, OH	7/1/2023	Medical Marijuana Dispensary Certificate of Operation
GTI Ohio, LLC	MMD.0700015	Toledo, OH	7/1/2023	Medical Marijuana Dispensary Certificate of Operation

Licenses in the Commonwealth of Pennsylvania

Holding Entity	Permit/License	City	Renewal Date	Description
GTI Pennsylvania, LLC	D18-6019	Meadville, PA	12/18/2023	Medical Marijuana Dispensary Facility
GTI Pennsylvania, LLC	D18-6019	Erie, PA	12/18/2023	Medical Marijuana Dispensary Facility
GTI Pennsylvania, LLC	D18-5035	Latrobe, PA	12/18/2023	Medical Marijuana Dispensary Facility
GTI Pennsylvania, LLC	D18-5035	Cranberry Township, PA	12/18/2023	Medical Marijuana Dispensary Facility
GTI Pennsylvania, LLC	D18-5035	Monroeville, PA	12/18/2023	Medical Marijuana Dispensary Facility
GTI Pennsylvania, LLC	D18-3019	Mechanicsburg, PA	12/18/2023	Medical Marijuana Dispensary Facility
GTI Pennsylvania, LLC	D18-3019	Chambersburg, PA	12/18/2023	Medical Marijuana Dispensary Facility
GTI Pennsylvania, LLC	D18-3019	Duncansville, PA	12/18/2023	Medical Marijuana Dispensary Facility
GTI Pennsylvania, LLC	D18-1044	King of Prussia, PA	12/18/2023	Medical Marijuana Dispensary Facility
GTI Pennsylvania, LLC	D18-1044	Warminster, PA	12/18/2023	Medical Marijuana Dispensary Facility
GTI Pennsylvania, LLC	GP-4006-17	Danville, PA	6/20/2023	Medicinal Grower/Processor Permit
GTI Pennsylvania, LLC	D-6002-17	Erie, PA	6/29/2023	Medical Marijuana Dispensary Facility
GTI Pennsylvania, LLC	D-6002-17	Hermitage, PA	6/29/2023	Medical Marijuana Dispensary Facility
GTI Pennsylvania, LLC	D-6002-17	New Castle, PA	6/29/2023	Medical Marijuana Dispensary Facility
KW Ventures Holdings, LLC	D-3025-17	Steelton, PA	6/29/2023	Medical Marijuana Dispensary Facility
KW Ventures Holdings, LLC	D-3025-17	Carlisle, PA	6/29/2023	Medical Marijuana Dispensary Facility

Licenses in the State of Rhode Island

Holding Entity	Permit/License	City	Renewal Date	Description
Summit Medical Compassion Center, Inc.	MMP CC 003	Warwick, RI	10/13/2023	Medical Marijuana Compassion Center (includes cultivation and dispensing)

Licenses in the State of Virginia

Holding Entity	Permit/License	City	Renewal Date	Description
Dharma Pharmaceuticals, LLC	0240000001	Abington, VA	1/31/2024	Pharmaceutical Processor Permit
Dharma Pharmaceuticals, LLC	0247000006	Lynchburg, VA	2/28/2023	Cannabis Dispensing Facility
Dharma Pharmaceuticals, LLC	0247000005	Christiansburg, VA	2/28/2023	Cannabis Dispensing Facility
Dharma Pharmaceuticals, LLC	0247000001	Salem, VA	7/31/2023	Cannabis Dispensing Facility

*   Application for renewal submitted and pending approval as of 12/31/2022.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREEN THUMB INDUSTRIES INC.

/s/Benjamin Kovler

By: Benjamin Kovler
Title: Chief Executive Officer

Date: March 1, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the dates indicated.

Name and Signature	Title	Date
/s/Benjamin Kovler Benjamin Kovler	Chairman of the Board and Chief Executive Officer (*Principal Executive Officer*)	March 1, 2023
/s/Mathew Faulkner Matthew Faulkner	Chief Financial Officer (*Principal Financial Officer*)	March 1, 2023
/s/Anthony Georgiadis Anthony Georgiadis	President and Director	March 1, 2023
/s/Wendy Berger Wendy Berger	Director	March 1, 2023
/s/Richard Drexler Richard Drexler	Director	March 1, 2023
/s/Jeff Goldman Jeff Goldman	Director	March 1, 2023
/s/Dawn Wilson Barnes Dawn Wilson Barnes	Director	March 1, 2023

Green Thumb Industries Inc.
Consolidated Balance Sheets
As of December 31, 2022 and December 31, 2021
(Amounts Expressed in Thousands of United States Dollars, Except Share Amounts)

	December 31, 2022	December 31, 2021
	(in thousands)	
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 177,682	$ 230,420
Accounts Receivable	30,975	22,099
Income Tax Receivable	7,473	—
Inventories	115,675	95,471
Prepaid Expenses	13,364	11,175
Other Current Assets	6,182	5,065
Total Current Assets	351,351	364,230
Property and Equipment, Net	557,873	409,074
Right of Use Assets, Net	242,357	176,327
Investments	74,169	94,902
Investments in Associates	25,508	30,337
Intangible Assets, Net	589,519	675,491
Goodwill	589,691	632,849
Deposits and Other Assets	3,060	2,641
TOTAL ASSETS	$ 2,433,528	$ 2,385,851
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 18,423	$ 14,086
Accrued Liabilities	86,971	84,724
Acquisition Consideration Payable	—	31,732
Compensation Payable	13,476	12,022
Current Portion of Notes Payable	1,037	783
Current Portion of Lease Liabilities	10,906	9,221
Contingent Consideration Payable	11,400	50,284
Income Tax Payable	4,358	1,527
Total Current Liabilities	146,571	204,379
Long-Term Liabilities:		
Lease Liabilities, Net of Current Portion	249,281	182,539
Notes Payable, Net of Current Portion and Debt Discount	274,631	239,151
Contingent Consideration Payable	30,543	33,581
Warrant Liability	4,520	24,877
Deferred Income Taxes	62,550	81,846
TOTAL LIABILITIES	768,096	766,373
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Subordinate Voting Shares (Shares Authorized, Issued and Outstanding at December 31, 2022: Unlimited, 206,991,275, and 206,991,275, respectively, at December 31, 2021: Unlimited, 201,768,312, and 201,768,312, respectively)	—	—
Multiple Voting Shares (Shares Authorized, Issued and Outstanding at December 31, 2022: Unlimited, 38,531 and 38,531, respectively, at December 31, 2021: Unlimited, 38,531 and 38,531, respectively)	—	—
Super Voting Shares (Shares Authorized, Issued and Outstanding at December 31, 2022: Unlimited, 251,690 and 251,690, respectively, at December 31, 2021: Unlimited, 285,031 and 285,031, respectively)	—	—
Share Capital	1,663,557	1,633,672
Contributed Surplus	23,233	21,245
Deferred Share Issuances	36,211	36,262
Accumulated Deficit	(58,085)	(70,063)
Equity of Green Thumb Industries Inc.	1,664,916	1,621,116
Noncontrolling interests	516	(1,638)
TOTAL SHAREHOLDERS' EQUITY	1,665,432	1,619,478
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,433,528	$ 2,385,851

The accompanying notes are an integral part of these consolidated financial statements


Green Thumb Industries Inc.
Consolidated Statements of Operations
Years Ended December 31, 2022, 2021 and 2020
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)


	Years Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Revenues, Net of Discounts	$ 1,017,375 $	893,560 $	556,573
Cost of Goods Sold, Net	(513,412)	(401,631)	(252,404)
Gross Profit	503,963	491,929	304,169
Expenses:			
Selling, General, and Administrative	294,396	277,087	198,062
Impairment of Goodwill and Intangible Assets	88,503	—	—
Total Expenses	382,899	277,087	198,062
Income From Operations	121,064	214,842	106,107
Other Income (Expense):			
Other Expense, Net	4,499	10,677	15,377
Interest Income, Net	4,070	1,432	114
Interest Expense, Net	(21,201)	(21,976)	(18,667)
Total Other Expense	(12,632)	(9,867)	(3,176)
Income Before Provision for Income Taxes And Non-Controlling Interest	108,432	204,975	102,931
Provision For Income Taxes	94,777	124,612	83,853
Net Income Before Non-Controlling Interest	13,655	80,363	19,078
Net Income Attributable to Non-Controlling Interest	1,677	4,927	4,085
Net Income Attributable To Green Thumb Industries Inc.	$ 11,978 $	75,436 $	14,993
Net Income Per Share - Basic	$ 0.05 $	0.34 $	0.07
Net Income Per Share - Diluted	$ 0.05 $	0.33 $	0.07
Weighted Average Number of Shares Outstanding - Basic	236,713,056	223,192,326	210,988,259
Weighted average Number of Shares Outstanding - Diluted	238,080,030	226,758,882	212,531,188

The accompanying notes are an integral part of these consolidated financial statements

Green Thumb Industries Inc.
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2022, 2021 and 2020
(Amounts Expressed in Thousands of United States Dollars)

	Share Capital	Contributed Surplus (Deficit)	Deferred Share Issuance	Accumulated Earnings (Deficit)	Non-Controlling Interest	Total
			(in thousands)			
Balance, January 1, 2020	$ 980,638	$ 3,961	$ 16,587	$ (160,492)	$ 2,513	$ 843,207
Noncontrolling interests adjustment for change in ownership	322	—	—	—	(322)	—
Contributions from limited liability company unit holders	—	—	—	—	50	50
Issuance of shares under business combinations and investments	27,223	(17,407)	—	—	—	9,816
Contingent consideration, and other adjustments to purchase accounting	22,886	—	—	—	—	22,886
Issuance of deferred shares	—	—	752	—	—	752
Distribution of deferred shares	14,752	—	(14,752)	—	—	—
Issuance of warrants	—	181	—	—	—	181
Exercise of options, RSUs and warrants	2,819	(1,179)	—	—	—	1,640
Stock-based compensation	—	19,337	—	—	—	19,337
Distributions to third party and limited liability company unit holders	—	—	—	—	(2,789)	(2,789)
Net income	—	—	—	14,993	4,085	19,078
Balance, December 31, 2020	$ 1,048,640	$ 4,893	$ 2,587	$ (145,499)	$ 3,537	$ 914,158
Balance, January 1, 2021	$ 1,048,640	$ 4,893	$ 2,587	$ (145,499)	$ 3,537	$ 914,158
Issuance of shares for redemption of noncontrolling interest	4,070	(4,996)	—	—	926	—
Issuance of shares under business combinations and investments	343,281	22	—	—	—	343,303
Shares issued as contingent consideration	23,818	9,654	—	—	—	33,472
Issuance of deferred shares	—	—	37,565	—	—	37,565
Distribution of deferred shares	3,896	—	(3,890)	—	—	6
Issuance of registered shares pursuant to Form S-1	155,803	(305)	—	—	—	155,498
Exercise of options, RSUs and warrants	46,758	(32,498)	—	—	—	14,260
Stock-based compensation	—	19,600	—	—	—	19,600
Warrants and shares issued in association with note payable	271	24,875	—	—	—	25,146
Shares issued for settlement of business obligation	7,135	—	—	—	—	7,135
Distributions to limited liability company unit holders	—	—	—	—	(11,028)	(11,028)
Net income	—	—	—	75,436	4,927	80,363
Balance, December 31, 2021	$ 1,633,672	$ 21,245	$ 36,262	$ (70,063)	$ (1,638)	$ 1,619,478

The accompanying notes are an integral part of these consolidated financial statements

F-3

Green Thumb Industries Inc.
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2022, 2021 and 2020
(Amounts Expressed in Thousands of United States Dollars)

	Share Capital	Contributed Surplus (Deficit)	Deferred Share Issuance	Accumulated Earnings (Deficit)	Non-Controlling Interest	Total
			(in thousands)			
Balance, January 1, 2022	$ 1,633,672	$ 21,245	$ 36,262	$ (70,063)	$ (1,638)	$ 1,619,478
Noncontrolling interests adjustment for change in ownership	2,379	(17,735)	—	—	15,356	—
Issuance of shares under business combinations and investments	1,406	—	—	—	—	1,406
Shares issued as contingent consideration	13,111	—	—	—	—	13,111
Indemnification of deferred shares associated with post acquisition costs	—	—	(51)	—	—	(51)
Exercise of options, RSUs and warrants	11,215	(7,393)	—	—	—	3,822
Shares issued for settlement of business obligation	1,774	(24)	—	—	—	1,750
Stock-based compensation	—	27,140	—	—	—	27,140
Distributions to limited liability company unit holders	—	—	—	—	(14,879)	(14,879)
Net income	—	—	—	11,978	1,677	13,655
Balance, December 31, 2022	$ 1,663,557	$ 23,233	$ 36,211	$ (58,085)	$ 516	$ 1,665,432

The accompanying notes are an integral part of these consolidated financial statements


Green Thumb Industries Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020
(Amounts Expressed in Thousands of United States Dollars)


	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
CASH FLOW FROM OPERATING ACTIVITIES			
Net income attributable to Green Thumb Industries Inc.	$ 11,978	$ 75,436	$ 14,993
Net income attributable to non-controlling interest	1,677	4,927	4,085
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	96,664	68,458	52,506
Amortization of operating lease assets	43,985	34,124	26,287
Loss on extinguishment of debt	—	10,645	—
Loss on disposal of property and equipment	383	314	31
Impairment of goodwill and intangible assets	88,503	—	—
Impairment of long-lived property and equipment	1,419	4,744	—
Loss (earnings) on equity method investment	4,259	(1,799)	(2,320)
Gain from lease modification	(3,330)	—	—
Bad debt expense	423	488	367
Deferred income taxes	(17,477)	(4,763)	2,095
Stock-based compensation	27,140	19,600	19,337
Decrease (increase) in fair value of investments	11,651	(6,377)	(26,371)
Decrease in fair value of contingent consideration	(29,012)	(8,273)	(8,642)
(Decrease) increase in fair value of warrants	(20,357)	(14,577)	23,002
Shares issued for settlement of business obligation	1,750	7,135	—
Fair value adjustment on note receivable	—	—	816
Amortization of debt discount	9,174	7,235	5,159
Changes in operating assets and liabilities:			
Accounts receivable	(9,264)	(646)	(14,252)
Inventories	(19,791)	(16,439)	(23,377)
Prepaid expenses and other current assets	(3,222)	(4,863)	230
Deposits and other assets	(419)	(749)	756
Accounts payable	3,571	(9,525)	11,674
Accrued liabilities	2,361	10,165	18,684
Operating lease liabilities	(38,258)	(28,597)	(17,682)
Income tax receivable and payable, net	(5,244)	(14,615)	8,540
NET CASH PROVIDED BY OPERATING ACTIVITIES	**158,564**	**132,048**	**95,918**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of property and equipment	(179,500)	(187,850)	(59,797)
Proceeds from disposal of property and equipment	869	109	11,799
Investments in securities and associates	(5,804)	(79,050)	(525)
Proceeds from equity investments and notes receivable	3,571	18,417	170
Settlement of acquisition consideration payable	(31,732)	—	—
Purchase of businesses, net of cash acquired	(7,350)	(32,356)	(8,921)
NET CASH USED IN INVESTING ACTIVITIES	**(219,946)**	**(280,730)**	**(57,274)**
CASH FLOW FROM FINANCING ACTIVITIES			
Contributions from limited liability company unit holders	—	1,675	50
Distributions to limited liability company unit holders	(14,879)	(11,028)	(2,789)
Contributions from unconsolidated subsidiaries	550	—	—
Net proceeds from issuance of registered shares pursuant to Form S-1	—	155,498	—
Proceeds from exercise of options and warrants	3,822	14,260	1,640
Payment for purchase of noncontrolling interest	—	—	(150)
Proceeds from issuance of notes payable	20,101	208,700	—
Principal repayment of notes payable	(950)	(70,507)	(304)
Prepayment penalty and other costs associated with refinancing	—	(3,254)	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**8,644**	**295,344**	**(1,553)**
CASH, CASH EQUIVALENTS AND RESTRICTED CASH:			
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(52,738)	146,662	37,091
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BEGINNING OF PERIOD	230,420	83,758	46,667
CASH, CASH EQUIVALENTS AND RESTRICTED CASH END OF PERIOD	$ 177,682	$ 230,420	$ 83,758

The accompanying notes are an integral part of these consolidated financial statements

Green Thumb Industries Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020
(Amounts Expressed in Thousands of United States Dollars)

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Interest paid	$ 18,552	$ 15,311	$ 12,762
NONCASH INVESTING AND FINANCING ACTIVITIES			
Accrued capital expenditures	$ 887	$ 22,096	$ (2,029)
Noncash increase in right of use asset	$ (74,996)	$ (27,035)	$ (79,085)
Noncash increase in lease liability	$ 74,996	$ 27,035	$ 79,085
Warrant issuance associated with note payable	$ —	$ 25,145	$ 754
Mortgages associated with operating properties	$ 7,350	$ 6,830	$ 3,607
Liability for purchase of noncontrolling interest	$ —	$ —	$ (5,350)
Liability associated with acquisition agreement	$ —	$ —	$ 2,000
Shares issued for purchase of noncontrolling interest	$ 2,379	$ 4,070	$ —
Issuance of shares associated with contingent consideration	$ 13,111	$ 33,472	$ 22,486
Deferred share issuances	$ —	$ 37,565	$ 752
Deferred share distributions	$ —	$ (3,890)	$ (14,752)
Issuance of shares under business combinations	$ 1,406	$ 343,303	$ 4,619
Acquisitions			
Inventories	$ 412	$ 9,489	$ 131
Accounts receivable	34	527	—
Prepaid expenses	72	1,117	17
Property and equipment	738	30,789	264
Right of use assets	743	19,003	119
Identifiable Intangible assets	4,816	314,457	6,182
Goodwill	14,214	250,152	7,612
Deposits and other assets	12	1,031	611
Liabilities assumed	(1,222)	(13,692)	(1,520)
Lease liabilities	(743)	(19,003)	(119)
Notes Payable	—	(5,627)	—
Noncontrolling interests	17,735	—	—
Contingent liabilities	(200)	(98,500)	—
Equity interests issued	(3,785)	(374,244)	(5,097)
Fair value of previously held equity interest	(11,336)	—	—
Cash consideration payable	—	(32,092)	—
Deferred income taxes	1,216	(51,051)	720
Settlement of noncontrolling interests	(15,356)	—	—
	$ 7,350	$ 32,356	$ 8,920
ADDITIONAL SUPPLEMENTAL INFORMATION			
Decrease (increase) in fair value of investments	$ 22,606	$ (6,377)	$ (26,371)
Increase in fair value of equity method investments	(10,955)	—	—
TOTAL DECREASE (INCREASE) IN FAIR VALUE OF INVESTMENTS	$ 11,651	$ (6,377)	$ (26,371)

The accompanying notes are an integral part of these consolidated financial statements

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

1. NATURE OF OPERATIONS

Green Thumb Industries Inc. ("Green Thumb" or the "Company"), a national cannabis consumer packaged goods company and retailer, promotes well-being through the power of cannabis while being committed to community and sustainable profitable growth. Green Thumb owns, manufactures, and distributes a portfolio of cannabis consumer packaged goods brands including &Shine, Beboe, Dogwalkers, Doctor Solomon's, Good Green, incredibles, and RYTHM, to third-party retail stores across the United States as well as to Green Thumb owned retail stores. The Company also owns and operates retail cannabis stores that include a rapidly growing national chain named RISE, which sell our products and third-party products. As of December 31, 2022, Green Thumb has revenue in fifteen markets (California, Colorado, Connecticut, Florida, Illinois, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Virginia), employs approximately 3,800 people and serves millions of patients and customers annually.

The Company's registered office is located at 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8. The Company's U.S. headquarters are at 325 W. Huron St., Suite 700, Chicago, IL 60654.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation and Statement of Compliance

The consolidated financial statements as of December 31, 2022, 2021 and 2020 (the "Consolidated Financial Statements"), have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Certain previously reported amounts have been reclassified between line items to conform to the current period presentation.

(b) Basis of Measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.

(c) Functional and Presentation Currency

The Company's functional currency, as determined by management, is the United States ("US") dollar. These consolidated financial statements are presented in U.S. dollars.

(d) Basis of Consolidation

The consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 include the accounts of the Company, its wholly-owned subsidiaries, its partially-owned subsidiaries, and those controlled by the Company by virtue of agreements, on a consolidated basis after elimination of intercompany transactions and balances.

Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee, and when the Company has the ability to affect those returns through its power over the investee. The financial statements of entities controlled by the Company by virtue of agreements are fully consolidated from the date that control commences and deconsolidated from the date control ceases.

The following are the Company's wholly owned subsidiaries that are included in these consolidated financial statements as of and for the years ended December 31, 2022 and 2021:

Subsidiaries	Jurisdiction	Interest
GTI23, Inc.	Delaware	100%
VCP23, LLC	Delaware	100%
GTI Core, LLC	Delaware	100%

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(d) Basis of Consolidation (Continued)

The following are VCP23, LLC's and GTI Core, LLC's wholly owned subsidiaries and entities over which the Company has control, that are included in these consolidated financial statements for the year ended December 31, 2022:

Subsidiaries	Ownership	Jurisdiction	Purpose
JB17, LLC	100%	Maryland	Management company
GTI-Clinic Illinois Holdings, LLC	100%	Illinois	License holder
ILDISP, LLC	100%	Illinois	License holder
RISE Holdings, Inc.	100%	Massachusetts	License holder
Liberty Compassion Inc.	100%	Massachusetts	License holder
GTI Maryland, LLC	100%	Maryland	License holder
Ohio Investors 2017, LLC	100%	Ohio	Holding Company
GTI Ohio, LLC	100%	Ohio	License holder
GTI Nevada, LLC	100%	Nevada	License holder
GTI Pennsylvania, LLC	100%	Pennsylvania	License holder
GTI Florida, LLC	100%	Florida	Holding company
KSGNF, LLC	100%	Florida	License holder
GTI New Jersey, LLC	100%	New Jersey	License holder
KW Ventures Holdings, LLC	100%	Pennsylvania	License holder
Chesapeake Alternatives, LLC	100%	Maryland	License holder
Meshow, LLC	100%	Maryland	License holder
Maryland Health and Wellness Center, Inc.	100%	Maryland	License holder
Advanced Grow Labs, LLC	100%	Connecticut	License holder
Bluepoint Wellness of Westport, LLC	46%	Connecticut	License holder
Bluepoint Apothecary, LLC	100%	Connecticut	License holder
Southern CT Wellness and Healing	100%	Connecticut	License Holder
Integral Associates, LLC	100%	Nevada	License holder
Integral Associates CA, LLC	100%	California	License holder
Fiorello Pharmaceuticals, Inc.	100%	New York	License holder
Dharma Pharmaceuticals, LLC	100%	Virginia	License holder
Summit Medical Compassion Center, Inc.	0%	Rhode Island	License holder
LeafLine Industries, LLC	100%	Minnesota	License holder
MC Brands, LLC	100%	Colorado	Intellectual property
For Success Holding Company	100%	California	Intellectual property
VCP IP Holdings, LLC	100%	Delaware	Intellectual property
Vision Management Services, LLC	100%	Delaware	Management company
TWD18, LLC	100%	Delaware	Investment company
VCP Real Estate Holdings, LLC	100%	Delaware	Real Estate holding company

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(e) Investment in Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies adopted by the Company.

The Company assesses annually whether there is any objective evidence that its interest in associates is impaired. If impaired, the carrying value of the Company's share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal or value in use) and charged to the consolidated statement of operations. If the financial statements of an associate are prepared on a date different from that used by the Company, adjustments are made for the effects of significant transactions or events that occur between that date and the date of these consolidated financial statements.

(f) Non-controlling Interests

Non-controlling interests ("NCI") represent equity interests owned by outside parties. NCI may be initially measured at fair value or at the NCI's proportionate share of the recognized amounts of the acquiree's identifiable net assets. The choice of measurement is made on a transaction by transaction basis. Green Thumb elected to measure each NCI at its proportionate share of the recognized amounts of the acquiree's identifiable net assets. The share of net assets attributable to NCI are presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Total comprehensive income or loss of subsidiaries is attributed to the shareholders of the Company and to the NCI, even if this results in the NCI having a deficit balance.

(g) Cash and Cash Equivalents

Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less, and cash held at retail locations.

(h) Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on existing contractual payment terms, actual payment patterns of its customers and individual customer circumstances. For the years ended December 31, 2022 and 2021 the Company recorded approximately $928 thousand and $643 thousand, respectively, in allowance for doubtful accounts. During the years ended December 31, 2022, 2021 and 2020, the Company recorded bad debt expense of $423 thousand, $488 thousand and $367 thousand, respectively.

(i) Inventories

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

Costs incurred during the growing and production process are capitalized as incurred to the extent that cost is less than net realizable value. These costs include materials, labor and manufacturing overhead used in the growing and production processes.

Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued at lower of cost and net realizable value. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories are written down to net realizable value.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(j) Property and Equipment

Property and equipment are stated at cost, including capitalized borrowing costs, net of accumulated depreciation and impairment losses, if any. Expenditures that materially increase the life of the assets are capitalized. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Land	Not Depreciated
Land Improvements	10 – 30 Years
Buildings and Improvements	39 Years
Furniture and Fixtures	5 – 7 Years
Computer Equipment and Software	5 Years
Leasehold Improvements	Remaining Life of Lease
Production and Processing Equipment	5 – 7 Years
Assets Under Construction	Not Depreciated

The assets' residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively if appropriate. An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in operations in the year the asset is derecognized.

The Company evaluates the recoverability of other long-lived assets, including property, plant and equipment, and certain identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. The Company performs impairment tests of indefinite-lived intangible assets on an annual basis or more frequently in certain circumstances. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, a significant decrease in the market value of the assets or significant negative industry or economic trends. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying value over its fair value. During the years ended December 31, 2022 and 2021, the Company recorded an impairment charge of $1,419 thousand and $4,744 thousand respectively, within selling, general, and administrative expenses on the consolidated statement of operations. No such impairment charges were recorded during the year ended December 31, 2020.

(k) Note Receivable and Investments

Convertible notes investments and investments in equity of private companies are classified as financial assets at fair value. Upon initial recognition, the investment is recognized at fair value with directly attributable transaction costs expensed as incurred. Subsequent changes in fair value are recognized in profit or loss.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(l) Intangible Assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization periods of assets with finite lives are based on management's estimates at the date of acquisition and were as follows for each class of intangible asset as of December 31, 2022:

Licenses and Permits	7-15 years
Tradenames	3-15 years
Customer Relationships	3-7 years
Non-competition Agreement	2-5 years

Intangible assets with finite lives are amortized over their estimated useful lives. The estimated useful lives, residual values and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively.

During 2022, management determined that certain tradenames associated with the 2019 acquisition of Integral Associates, LLC should be written off as the Company has made plans to re-brand the Essence retail stores acquired as part of that transaction, into RISE retail stores along with a decision to no longer produce the Desert Grown Farms brand. As of December 31, 2022, the Company recorded an impairment charge of $31,131 thousand associated with these intangible assets.

No such impairment charges were recorded during the years ended December 31, 2021 or 2020.

(m) Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company reviews indefinite-lived intangible assets, which includes goodwill, annually, as of October 1, for impairment or more frequently if events or circumstances indicate that the carrying value may not be recoverable. An impaired asset is written down to its estimated fair value based on the most recent information available.

The Company applies the guidance in *ASU 2011-08, Intangibles-Goodwill and Other-Testing Goodwill for Impairment*, which provides entities with an option to perform a qualitative assessment (commonly referred to as "Step Zero") to determine whether further quantitative analysis for impairment of goodwill is necessary. In performing Step Zero for the Company's goodwill impairment test, the Company is required to make assumptions and judgments including but not limited to the following: the evaluation of macroeconomic conditions as related to the Company's business, industry and market trends, and the overall future financial performance of its reporting units and future opportunities in the markets in which they operate. If impairment indicators are present after performing Step Zero, the Company would perform a quantitative impairment analysis to estimate the fair value of goodwill.

During the years ended December 31, 2021 and 2020, the Company performed the Step Zero analysis for its goodwill impairment test. As a result of the Company's Step Zero analysis, no further quantitative impairment test was deemed necessary.

During 2022, the Company's evaluated its existing reporting units under the accounting guidance provided in *ASC 280, Segment Reporting*, and determined that the individual components within each respective segment were economically similar and thus, aggregation of these components into two reporting units that align with our reportable segments, should be applied. Subsequent to October 1, 2022, the Company aggregated each of the components into two reporting units (Retail and Consumer Packaged Goods).

As part of the Company's aggregation of the 30 reporting units that existed prior to October 1, 2022, the accounting guidance required the reporting units be tested for impairment through a Step 1 quantitative analysis prior to aggregation.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(m) Goodwill (Continued)

The analysis performed included estimating the fair value of each reporting unit using either an income or market approach. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, discount rates, the allocation of shared or corporate costs and the eventual repeal of 280E. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of fair value in the quantitative assessment requires the Company to make significant estimates and assumptions. These estimates and assumptions primarily include but are not limited to: the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures.

As a result, for the year ended December 31, 2022, the Company recognized an impairment charge of $44,392 thousand associated with its Nevada Consumer Packaged Goods operations and $12,980 thousand associated with its Nevada Retail operations as the carrying values of the reporting units exceeded the estimated fair value by such amounts. No such impairment charges were recorded for the years ended December 31, 2021 or 2020.

(n) Income Taxes

Deferred taxes are provided using an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are measured using the enacted taxes rates. The effect on deferred tax assets and liabilities of a change in tax law or tax rates is recognized in income in the period that enactment occurs. As discussed further in Note 12—Income Taxes, the Company is subject to the limitations of Internal Revenue Code of 1986, as amended ("IRC") Section 280E.

(o) Revenue Recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, *Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09")*. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under ASU 2014-09, the Company applies the following five (5) steps:

- Identify a customer along with a corresponding contract;
- Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
- Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
- Allocate the transaction price to the performance obligation(s) in the contract; and
- Recognize revenue when or as the Company satisfies the performance obligation(s).

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(o) Revenue Recognition (Continued)

Revenues consist of Consumer Packaged Goods and Retail sales of cannabis, which are generally recognized at a point in time when control over the goods have been transferred to the customer and is recorded net of sales discounts. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company's credit policy. During the years ended December 31, 2022, 2021 and 2020, sales discounts totaled $167,288 thousand, $83,851 thousand and $48,442 thousand, respectively.

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer.

At some locations, the Company offers a loyalty reward program to its retail customers. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. As of December 31, 2022 and 2021, the loyalty liability totaled $4,871 thousand and $3,986 thousand, respectively, and is included in accrued liabilities on the consolidated balance sheets.

(p) Stock-Based Payments

The Company operates equity settled stock-based remuneration plans for its eligible directors, officers, employees and consultants. All goods and services received in exchange for the grant of any stock-based payments are measured at their fair value unless the fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods and services received, the Company shall measure their value indirectly by reference to the fair value of the equity instruments granted. For transactions with employees and others providing similar services, the Company measures the fair value of the services by reference to the fair value of the equity instruments granted.

Equity settled stock-based payments under stock-based payments plans are ultimately recognized as an expense in profit or loss with a corresponding credit to contributed surplus, in equity.

The Company recognizes compensation expense for Restricted Stock Units ("RSUs") and options on a straight-line basis over the requisite service period of the award. Non-market vesting conditions are included in the assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of options expected to vest differs from the previous estimate. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if share options ultimately exercised are different to that estimated on vesting.

(q) Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(q) Fair Value of Financial Instruments (Continued)

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2—Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3—Inputs for the asset or liability that are not based on observable market data.

For further details, see Note 15—Fair Value Measurements.

(r) Commitments and Contingencies

The Company is subject to lawsuits, investigations and other claims related to employment, commercial and other matters that arise out of operations in the normal course of business. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in other liabilities.

Contingent liabilities are measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records contingent liabilities for such contracts.

(s) Share Capital

Common Shares are classified as equity (the Company's Super Voting Shares, Multiple Voting Shares and Subordinate Voting Shares are all considered Common Shares). Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. The proceeds from the exercise of stock options or warrants together with amounts previously recorded in reserves over the vesting periods are recorded as share capital. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with *ASC 740, Income Taxes*.

(t) Earnings per Share

Basic earnings per share is calculated using the treasury stock method, by dividing the net earnings attributable to shareholders by the weighted average number of Common Shares outstanding during each of the periods presented. Contingently issuable shares (including shares held in escrow) are not considered outstanding Common Shares and consequently are not included in the basic earnings per share calculation. Diluted earnings per share is calculated using the treasury stock method by adjusting the weighted average number of Common Shares outstanding to assume conversion of all dilutive potential Common Shares. The Company has three categories of potentially dilutive Common Share equivalents: RSUs, options and warrants. As of December 31, 2022, the Company had 9,577,947 options, 947,502 RSUs and 3,734,555 warrants outstanding. As of December 31, 2021, the Company had 5,383,275 options, 376,127 RSUs and 3,835,278 warrants outstanding. As of December 31, 2020, the Company had 5,664,406 options, 689,340 RSUs and 2,520,794 warrants outstanding.

In order to determine diluted earnings per share, it is assumed that any proceeds from the exercise of dilutive unvested RSUs, options, and warrants would be used to repurchase Common Shares at the average market price during the period. Under the treasury stock method, the diluted earnings per share calculation excludes any potential conversion of options and convertible debt that would increase earnings per share or decrease loss per share. For the year ended December 31, 2022, the computation of diluted earnings per share included 1,001,835 options, 243,194 RSUs and 121,945 warrants. For the year ended December 31, 2021, the computation of diluted earnings per share included 2,323,625 options, 200,732 RSUs and 1,042,199 warrants. For the year ended December 31, 2020, the computation of diluted earnings per share included 1,307,421 options, 134,254 RSUs and 101,254 warrants.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(t) Earnings per Share (Continued)

For the years ended December 31, 2022, 2021, and 2020 the weighted average number of anti-dilutive options excluded from the computation of diluted earnings per share were 1,895,273; 626,930; and 580,672, respectively.

(u) Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated Statements of Operations immediately as a gain or loss on acquisition.

Contingent consideration is measured upon acquisition and is estimated using probability weighting of potential payouts. Contingent consideration classified as a liability requires remeasurement at each period-end, with adjustments to the fair value of the liability recorded within selling, general and administrative expenses. Equity classified contingent consideration is measured as of the date of acquisition and assessed at each period-end to determine whether equity classification remains appropriate.

(v) Foreign Currency

Assets and liabilities denominated in currencies other than Green Thumb's functional currency are initially measured in the functional currencies at the transaction date exchange rate. Monetary assets are remeasured at the rate of exchange in effect as of the balance sheet date. Revenues and expenses are translated at the transaction date exchange rate. Foreign currency gains and losses resulting from translation are reflected in net comprehensive income (loss) for the period. During the years ended December 31, 2022, 2021, and 2020, there were no significant transactions in currencies other than US Dollars.

(w) Impairment of Other Long-Lived Assets

The Company evaluates the recoverability of other long-lived assets, including property, plant and equipment, and certain identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. The Company performs impairment tests of indefinite-lived intangible assets on an annual basis or more frequently in certain circumstances. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, a significant decrease in the market value of the assets or significant negative industry or economic trends.

When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying value over its fair value.

During the years ended December 31, 2022 and 2021, the Company recorded impairment charges associated with long-lived fixed assets of $1,419 thousand and $4,744 thousand respectively, within selling, general, and administrative expenses on the consolidated statement of operations. No such impairment charges were recorded during the year ended December 31, 2020.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(x) Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

(i) Estimated Useful Lives and Amortization of Intangible Assets (Also see Note 6—Intangible Asset and Goodwill)

Amortization of intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any.

(ii) Business Combinations

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgment. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the entries made on and after acquisition.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.
See Note 5—Acquisitions for details.

(iii) Inventories

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory, and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

(iv) Investments in Private Holdings

Investments include private company investments which are carried at fair value based on the value of the Company's interests in the private companies determined from financial information provided by management of the companies, which may include operating results, subsequent rounds of financing and other appropriate information. Any change in fair value is recognized on the consolidated statement of operations.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(x) Significant Accounting Judgments, Estimates and Assumptions (Continued)

(v) Goodwill Impairment

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill has been impaired. As described in Notes 2(l) and 2(m), the Company applies the guidance in *ASU 2011-08 Intangibles-Goodwill and Other-Testing Goodwill for Impairment*, which provides entities with an option to perform a qualitative assessment (commonly referred to as “Step Zero”**)** to determine whether further quantitative analysis for impairment of goodwill is necessary. In performing Step Zero for the Company’s goodwill impairment test, the Company is required to make assumptions and judgments including but not limited to the following: the evaluation of macroeconomic conditions as related to the Company’s business, industry and market trends, and the overall future financial performance of its reporting units and future opportunities in the markets in which they operate. If impairment indicators are present after performing Step Zero, the Company would perform a quantitative impairment analysis to estimate the fair value of goodwill.

During the years ended December 31, 2021 and 2020, the Company performed the Step Zero analysis for its goodwill impairment test. As a result of the Company's Step Zero analysis, no further quantitative impairment test was deemed necessary.

During 2022, the Company evaluated its existing reporting units under the accounting guidance provided in *ASC 280, Segment Reporting*, and determined that the individual components within each respective segment were economically similar and thus, aggregation of these components into two reporting units that align with our reportable segments, should be applied. Beginning October 1, 2022, the Company identified two reporting units (Retail and Consumer Packaged Goods).

As part of the Company's aggregation of the 30 reporting units that existed prior to October 1, 2022, the accounting guidance required the reporting units be tested for impairment through a Step 1 quantitative analysis prior to aggregation to determine if any of the reporting units was impaired.

The analysis performed included estimating the fair value of each reporting unit using both the income and market approaches. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, discount rates and the allocation of shared or corporate costs. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of fair value in the quantitative assessment requires the Company to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization, capital expenditures and the eventual repeal of 280E.

As a result of the Company's goodwill impairment analysis, the Company determined two of the reporting units were impaired. See Note 6—Intangible Assets and Goodwill for additional detail.

(vi) Determination of Reporting Units

The Company’s assets are aggregated into two reportable segments Retail and Consumer Packaged Goods. During 2022, the Company’s evaluated its existing reporting units under the accounting guidance provided in *ASC 280, Segment Reporting*, and determined that the individual components within each respective segment were economically similar and thus, aggregation of these components into two reporting units that align with our reportable segments, should be applied. Beginning October 1, 2022, the Company identified two reporting units (Retail and Consumer Packaged Goods).

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(x) Significant Accounting Judgment, Estimates and Assumptions (Continued)

(vii) Consolidation

Judgment is applied in assessing whether the Company exercises control and has significant influence over entities in which the Company directly or indirectly owns an interest. The Company has control when it has the power over the subsidiary, has exposure or rights to variable returns, and has the ability to use its power to affect the returns. Significant influence is defined as the power to participate in the financial and operating decisions of the subsidiaries. Where the Company is determined to have control, these entities are consolidated. Additionally, judgment is applied in determining the effective date on which control was obtained.

(viii) Allowance for Uncollectible Accounts

Management determines the allowance for uncollectible accounts by evaluating individual receivable balances and considering accounts and other receivable financial condition and current economic conditions. Accounts receivable and financial assets recorded in other receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the balance sheet date.

(ix) Stock-Based Payments

Valuation of stock-based compensation and warrants requires management to make estimates regarding the inputs for option pricing models, such as the expected life of the option, the volatility of the Company's stock price, the vesting period of the option and the risk-free interest rate are used. Actual results could differ from those estimates. The estimates are considered for each new grant of stock options or warrants.

(x) Fair Value of Financial Instruments

The individual fair values attributed to the different components of a financing transaction, derivative financial instruments, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

(y) New and Revised Standards

(i) In December 2019, the FASB issued *ASU 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes*, which is intended to simplify various aspects related to accounting for income taxes *("ASU 2019-12"). ASU 2019-12* removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The Company adopted *ASU 2019-12* on January 1, 2021. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

(ii) In January 2020, the FASB issued *ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) ("ASU 2020-01")*, which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Company adopted *ASU 2020-01* on January 1, 2021. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

2.   SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(y)   New and Revised Standards (Continued)

(iii)   On August 5, 2020, the FASB issued *ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40)*: Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, to improve financial reporting associated with accounting for convertible instruments and contracts in an entity's own equity. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

(z)   Coronavirus Pandemic

In March 2020, the World Health Organization categorized coronavirus disease 2019 (together with its variants, "COVID-19") as a global pandemic. COVID-19 continues to spread throughout the U.S. and other countries across the world, and the duration and severity of its effects are currently unknown. The Company continues to implement and evaluate actions to strengthen its financial position and support the continuity of its business and operations.

The Company's consolidated financial statements presented herein reflect estimates and assumptions made by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the periods presented. Such estimates and assumptions affect, among other things, the Company's goodwill; long-lived assets and intangible assets; operating lease right of use assets and operating lease liabilities; valuation of deferred income taxes; the allowance for doubtful accounts; assessment of the Company's lease and non-lease contract expenses; and measurement of compensation cost for bonus and other compensation plans. During 2022, the Company's revenue, gross profit and operating income were not negatively impacted by COVID-19 and the Company generally maintained the consistency of its operations. However, the uncertain nature of the spread of COVID-19 may impact its business operations for reasons including the potential quarantine of Green Thumb employees or those of its supply chain partners.

3.   INVENTORIES

The Company's inventories include the following at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	(in thousands)	
Raw Material	$ 3,070	$ 5,278
Packaging and Miscellaneous	9,847	8,622
Work in Process	57,287	42,403
Finished Goods	49,268	41,069
Reserve for Obsolete Inventory	(3,797)	(1,901)
Total Inventories	**$ 115,675**	**$ 95,471**

4.   PROPERTY AND EQUIPMENT

At December 31, 2022 and 2021, property and equipment consisted of the following:

	December 31, 2022	December 31, 2021
	(in thousands)	
Buildings and Improvements	$ 176,874 $	101,283
Equipment, Computers and Furniture	122,568	83,281
Leasehold Improvements	135,524	114,303
Land Improvements	847	607
Capitalized Interest	16,934	6,523
Total Property and Equipment	**452,747**	**305,997**
Less: Accumulated Depreciation	(80,702)	(45,198)
Property and Equipment, net	372,045	260,799
Land	29,106	20,258
Assets Under Construction	156,722	128,017
Property and Equipment, net	$ **557,873** $	**409,074**

Assets under construction represent construction in progress related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 totaled $37,006 thousand, $23,250 thousand and $15,479 thousand, respectively, of which $24,117 thousand, $14,301 thousand and $8,283 thousand, respectively, is included in cost of goods sold.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

5. ACQUISITIONS

The Company has determined that the below acquisitions are business combinations under *ASC 805*, *Business Combinations.* They are accounted for by applying the acquisition method, whereby the assets acquired, and the liabilities assumed are recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. Operating results have been included in these consolidated financial statements from the date of the acquisition. Supplemental pro forma financial information has not been presented as the impact was not material to the Company's consolidated financial statements. The goodwill recorded primarily includes the expected synergies resulting from combining the operations of the acquired entity with those of the Company.

(a) 2022 Business Acquisitions

On March 1, 2022, the Company acquired the remaining 50% ownership interests of ILDISP, LLC ("ILDISP") from the Company's former membership interest partner for the purposes of expanding the Company's operational capacity in the Illinois market. Prior to March 1, 2022, one of the two retail stores owned by ILDISP, RISE Effingham, was consolidated by Green Thumb as the Company was determined to be the primary beneficiary of the variable interest entity. The other retail store was accounted for as an equity method investment given the Company's 50% ownership interest and its ability to significantly influence that store's operations.

The total consideration exchanged included $18,623 thousand in cash, which included $250 thousand in deferred consideration, which was paid in September 2022, along with 204,036 Subordinate Voting Shares of Green Thumb valued at $3,785 thousand, based on the fair value of the securities on their date of issuance, which was the closing price of Green Thumb's Subordinate Voting Shares as traded on the Canadian Securities Exchange ("CSE") on the date of the transaction.

The Company allocated the total consideration exchanged to each of the acquired retail stores. Accordingly, the consideration allocated to RISE Effingham was approximately $11,857 thousand in cash along with 128,218 Subordinate Voting Shares of Green Thumb that had a fair value on the date of issuance of $2,379 thousand. The remaining equity associated with the Company's purchase of the noncontrolling interest was closed to contributed surplus (deficit) of Green Thumb as of March 1, 2022.

The equity method investment associated with the other retail store owned by ILDISP was remeasured at fair value of $11,336 thousand as of the date of the transaction, and resulted in a gain on the fair value of the equity method investment of $10,955 thousand, which was recorded in other income (expense) on the consolidated statement of operations. The Company, with the assistance of an external valuation expert, measured the fair value of the equity method investment utilizing a market approach as of the date of acquisition. Significant inputs included the equity method investments projected EBITDA for the year ended December 31, 2022, along with selected market multiples.

In addition to the fair value of the equity method investment of $11,336 thousand, which was included as part of the consideration exchanged, the Company allocated consideration of $6,766 thousand in cash along with 75,818 Subordinate Voting Shares of Green Thumb, with a fair value of $1,406 thousand, to the acquisition of the other retail store.

After completing the preliminary allocation of the aggregate consideration exchanged for the assets acquired and liabilities assumed, the Company recorded a license intangible asset of $14,000 thousand and non-tax deductible goodwill of $4,697 thousand. Other assets acquired and liabilities assumed were not material. The weighted average amortization period for the license intangible is 15 years. Acquisition related expenses associated with the transaction were not material.

During 2022, the Company finalized the purchase price allocation associated with the March 1, 2022 acquisition of ILDISP. The Company remeasured the assets acquired and liabilities assumed with the assistance of an external valuation expert, which resulted in a reduction to the license intangible of $143 thousand and a corresponding increase in the value of goodwill.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

5. ACQUISITIONS *(Continued)*

(b) 2021 Business Acquisitions

During 2022, the Company finalized the purchase price allocations associated with the 2021 acquistions of Summit Medical Compassion Center, Inc., GreenStar Herbals Inc. ("GreenStar"). MDHWC Management Corp. and LeafLine Industries, LLC ("LeafLine"). The Company remeasured the assets acquired and liabilities assumed with the assistance of an external valuation expert. The following table summarizes the final purchase price allocations:

	Leafline Industries, LLC	Summit Medical Compassion Center, Inc.	Other
Cash	$ 959	$ 1,143	$ 520
Inventory	3,245	1,829	2,264
Accounts receivable	31	1	—
Prepaid expenses	705	105	117
Property and equipment, net	14,525	3,243	7,325
Right-of-use asset, net	594	210	1,713
Deposits and other assets	127	68	235
Intangible assets, net:			
Licenses and permits	83,000	57,000	36,600
Liabilities assumed	(2,690)	(4,407)	(6,089)
Lease liabilities	(594)	(210)	(1,713)
Notes payable	(5,627)	—	—
Deferred income tax liabilities	—	(14,939)	(9,747)
Total identifiable net assets	94,275	44,043	31,225
Goodwill (non-tax deductible)	—	65,231	36,124
Goodwill (tax deductible)	63,203	—	—
Net assets	**$ 157,478**	**$ 109,274**	**$ 67,349**

The weighted-average amortization period for the license intangibles was 15 years. Acquisition related expenses incurred during the year ended December 31, 2021 were approximately $2,036 thousand and were recorded within selling, general and administrative expenses.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

5. ACQUISITIONS *(Continued)*

(b) 2021 Business Acquisitions (Continued)

(i) Acquisition of Mobley Pain Management and Wellness Center LLC and Canwell Processing LLC

On August 1, 2021, the Company acquired Mobley Pain Management and Wellness Center LLC and Canwell Processing LLC (collectively referred to as "Summit"), both of which have contractual interests in Summit Medical Compassion Center, Inc. a non-profit entity with vertically integrated cannabis operations in Rhode Island for the purpose of expanding Green Thumb's national presence. Green Thumb exchanged 2,387,807 Subordinate Voting Shares (including 303,599 deferred shares) valued at approximately $69,874 thousand based on the fair value of the securities as traded on the CSE on the date of the transaction.

The purchase agreement included additional consideration of up to 2,500,000 Subordinate Voting Shares of Green Thumb depending upon the achievement of certain earnings targets over the twelve-month period following the close of the transaction. During 2022, the Company remeasured the contingent consideration on a quarterly basis until it became evident that the earnings targets would not be achieved. As a result, as of December 31, 2022, the Company recorded a total of $29,400 thousand in fair value adjustments, which were recorded, net, within selling, general and administrative expenses on the consolidated statement of operations. See Note 15—Fair Value Measurements for additional detail.

(ii) Acquisition of GreenStar Herbals Inc.

On September 1, 2021, the Company acquired GreenStar, a Massachusetts-based adult-use cannabis retailer, for the purpose of expanding the Company's operational capacity in the Massachusetts market. Green Thumb exchanged $5,228 thousand in cash and issued 1,344,216 Subordinate Voting Shares (including 161,306 deferred shares) valued at approximately $39,681 thousand in consideration for the ownership interests. The fair value of the securities was based upon the closing price of Green Thumb's Subordinate Voting Shares as traded on the CSE on the date of the transaction.

The purchase agreement included additional consideration of up to 663,810 Subordinate Voting Shares of Green Thumb depending upon the achievement of certain revenue metrics of GreenStar over the twenty-four-month period following the close of the transaction. During 2022, the Company remeasured the contingent consideration on a quarterly basis until it became evident that the revenue metrics would not be achieved. As a result, as of December 31, 2022, the Company recorded $5,800 thousand in fair value adjustments, which were recorded, net, within selling, general and administrative expenses on the consolidated statement of operations. See Note 15—Fair Value Measurements for additional detail.

(iii) Acquisition of MDHWC Management Corp.

On November 1, 2021, the Company acquired 100% of the ownership interest in MDHWC Management Corp., which holds contractual interests in Maryland Health and Wellness Center, Inc., a Maryland-based medical dispensary (collectively referred to as "MDHWC"), for the purpose of expanding the Company's operational capacity in the Maryland market. The Company paid approximately $8,320 thousand in cash and issued 309,157 Subordinate Voting Shares of Green Thumb (including 61,832 deferred shares) valued at $6,375 thousand in consideration for the ownership interest. The fair value of the securities was based upon the closing price of Green Thumb's Subordinate Voting Shares as traded on the CSE on the date of the transaction.

On September 23, 2022, Green Thumb received approval from the Maryland Cannabis Commission to exercise our option to purchase all of the outstanding shares held by the former owner of Maryland Health and Wellness Center Inc. in exchange for $30 thousand in cash. The exercise of this option also resulted in the termination of the MSA that was in place since the date of acquisition.

(iv) Acquisition of LeafLine Industries, LLC

On December 30, 2021, the Company acquired 100% of the ownership interest in LeafLine, a Minnesota-based medical cannabis cultivator, processor and retailer for the purposes of expanding Green Thumb's national presence. The Company paid $38,731 thousand in cash and 5,513,942 Subordinate Voting Shares of Green Thumb (including 386,002 deferred shares) valued at $117,833 thousand in consideration for the ownership interest. The fair value of the Company's Subordinate Voting Shares was based on their closing price as traded on the CSE on their date of issuance, which was the date of the transaction. As of December 31, 2021, $32,092 thousand in cash had not been remitted to the former owners of LeafLine and thus, was treated as a current liability on the Company's consolidated balance sheets. The cash was received by the former owners of LeafLine on January 3, 2022.

6.   INTANGIBLE ASSETS AND GOODWILL

(a)   Intangible Assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives. The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively.

At December 31, 2022 and 2021, intangible assets consisted of the following:

	December 31, 2022			December 31, 2021		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
	(in thousands)			(in thousands)		
Licenses and Permits	$ 660,716	$ 113,800	$ 546,916	$ 655,900	$ 69,812	$ 586,088
Trademarks	41,511	10,486	31,025	98,936	25,096	73,840
Customer Relationships	24,438	13,435	11,003	24,438	9,944	14,494
Non-Competition Agreements	2,565	1,990	575	2,565	1,496	1,069
Total Intangible Assets	**$ 729,230**	**$ 139,711**	**$ 589,519**	**$ 781,839**	**$ 106,348**	**$ 675,491**

The Company recorded amortization expense for the years ended December 31, 2022, 2021 and 2020 of $59,658 thousand, $45,208 thousand and $37,027 thousand, respectively.

On an annual basis, the Company reviews the estimated useful lives, residual values and amortization methods used for each identifiable intangible asset acquired. During the 2022 annual review, management determined that certain tradenames associated with the 2019 acquisition of Integral Associates, LLC should be written off as the Company has made plans to re-brand the Essence retail stores acquired as part of that transaction, into RISE retail stores along with a decision to no longer produce the Desert Grown Farms brand. As a result, as of December 31, 2022, the Company recorded an impairment charge of $31,131 thousand associated with these intangible assets.

No such impairment charges were recorded during the years ended December 31, 2021 or 2020.

The following table outlines the estimated annual amortization expense related to intangible assets as of December 31, 2022:

Year Ending December 31,	Estimated Amortization (in thousands)
2023	$ 50,840
2024	50,392
2025	50,294
2026	47,332
2027	46,803
2028 and Thereafter	343,858
	$ 589,519

As of December 31, 2022, the weighted average amortization period remaining for intangible assets was 12.30 years.

6.   INTANGIBLE ASSETS AND GOODWILL *(Continued)*

(b) Goodwill

At December 31, 2022 the balances of goodwill, by segment, consisted of the following:

		Retail	Consumer Packaged Goods	Total
			(in thousands)	
As of January 1, 2022	$	274,811 $	358,038 $	632,849
Acquisition of ILDISP, LLC		4,697	—	4,697
Adjustments to Preliminary Purchase Price Allocations		7,274	2,243	9,517
Impairment of Goodwill		(12,980)	(44,392)	(57,372)
As of December 31, 2022	$	**273,802** $	**315,889** $	**589,691**

During the year ended December 31, 2022, the Company evaluated its existing reporting units under the accounting guidance provided in *ASC 280, Segment Reporting* and determined that the individual components within each respective segment were economically similar and thus, aggregation of these components into two reporting units that align with our reportable segments, should be applied. Beginning October 1, 2022, the Company identified two reporting units (Retail and Consumer Packaged Goods).

As part of the Company's aggregation of the 30 reporting units that existed prior to October 1, 2022, the accounting guidance required the reporting units be tested for impairment through a Step 1 quantitative analysis prior to aggregation. As a result of the goodwill impairment test, the Company recognized an impairment charge of $44,392 thousand associated with its Nevada Consumer Packaged Goods operations and $12,980 thousand associated with its Nevada Retail operations as the carrying values of the reporting units exceeded the estimated fair value by such amounts. No such impairment charges were recorded for the years ended December 31, 2021 or 2020.

At December 31, 2021 the balances of goodwill, by segment, consisted of the following:

		Retail	Consumer Packaged Goods	Total
			(in thousands)	
As of January 1, 2021	$	130,680 $	252,017 $	382,697
Acquisition of Dharma Pharmaceuticals, LLC		37,100	39,045	76,145
Acquisition of Summit Medical Compassion Center, Inc.		45,725	19,506	65,231
Acquisition of LeafLine Industries, LLC		33,558	23,328	56,886
Other Acquisitions		38,985	24,142	63,127
Adjustments to Purchase Price Allocations		(11,237)	—	(11,237)
As of December 31, 2021	$	**274,811** $	**358,038** $	**632,849**

7.   INVESTMENTS

As of December 31, 2022 and 2021, the Company held various equity interests in cannabis companies as well as investments in convertible notes that had a combined fair value of $74,169 thousand and $94,902 thousand as of each period end, respectively. The Company measures its investments that do not have readily determinable fair value at cost minus impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company performs an assessment on a quarterly basis to determine whether triggering events for impairment exist and to identify any observable price changes.

The following table summarizes the change in the Company's investments during the years ended December 31, 2022 and 2021:

		December 31, 2022	December 31, 2021
		(in thousands)	
Beginning	$	94,902 $	40,795
Additions		5,444	83,689
Disposals		(3,571)	(18,417)
Fair value adjustment		(22,606)	6,377
Transfers out		—	(17,542)
Ending	$	**74,169** $	**94,902**

For the year ended December 31, 2022, the Company recorded net fair value losses of $22,606 thousand, of which $17,078 thousand related to equity investments, and $6,192 thousand related to note receivable investments that were recorded within other income (expense), and accrued interest of $664 thousand that was recorded to interest income on the consolidated statement of operations.

For the year ended December 31, 2021, the Company recorded net fair value gains of $6,377 thousand, of which $5,955 thousand related to equity investments and was recorded within other income (expense), and accrued interest of $422 thousand that was recorded to interest income on the consolidated statement of operations.

For the year ended December 31, 2020, the Company recorded net fair value gains of $26,371 thousand within other income (expense) on the consolidated statement of operations.

(a) Equity Investments

For the years ended December 31, 2022 and 2021, the Company held equity investments in publicly traded entities which have readily determinable fair values, which are classified as Level 1 investments, of $2,535 thousand and $20,583 thousand, respectively. During the years ended December 31, 2022, 2021 and 2020, the Company received proceeds from the sale of such investments of $2,488 thousand, $18,417 thousand and $170 thousand, respectively. The Company recorded net (losses) gains on the change in fair value of such investments of $(15,560) thousand, $828 thousand and $423 thousand during the years ended December 31, 2022, 2021 and 2020, respectively, within other income (expense) on the consolidated statement of operations. These investments are classified as trading securities on the Company's consolidated balance sheet.

For the years ended December 31, 2022 and 2021, the Company held equity investments in privately held entities that did not have readily determinable fair values, which are classified as Level 3 investments, of $40,330 thousand and $33,066 thousand, respectively. There were no sales of these investments during the years ended December 31, 2022, 2021 and 2020. The Company recorded net (losses) gains on the change in fair value of such investments of $(1,518) thousand, $5,127 thousand and $25,948 thousand during the years ended December 31, 2022, 2021 and 2020, respectively, within other income (expense) on the consolidated statement of operations. These investments are classified as trading securities on the Company's consolidated balance sheet.

See Note 15—Fair Value Measurements for additional details.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

7. INVESTMENTS *(Continued)*

(a) Equity Investments *(Continued)*

During the year ended December 31, 2021, the Company transferred $17,542 thousand of its investment in a privately held entity without readily determinable fair value to investment in associate based on the Company's ownership percentage and its ability to exert significant influence over the entity. As a result of the change, the Company began accounting for the investment as an equity method investment. No such transfers occurred during the year ended December 31, 2022.

Unrealized gains and (losses) recognized on equity investments held during the years ended December 31, 2022, 2021 and 2020 were $(16,910) thousand, $6,377 thousand, and $26,371 thousand, respectively.

(b) Note Receivable Instruments

As of December 31, 2022 and 2021, the Company held note receivable instruments, which were classified as a Level 1 investment as they represent public debt of a publicly traded entity, and had a fair value of $22,214 thousand and $23,534 thousand, respectively. During the year ended December 31, 2022, the Company recorded net losses on the change in fair value of such investments of $237 thousand, within other income (expense) on the consolidated statement of operations. There were no gains or (losses) recognized on these investments during the year ended December 31, 2021. The Company received proceeds from the partial principal repayment of the note receivable of $1,083 thousand during the year ended December 31, 2022. The note receivable instruments had a stated interest rate of 13% and a maturity date of April 29, 2025. These notes did not contain conversion features and are currently classified as trading securities on the Company's consolidated balance sheet.

As of December 31, 2022 and 2021, the Company held note receivable instruments which were classified as Level 3 investments as they represent loans provided to privately held entities that do not have readily determinable fair values. The note receivable instruments had a combined fair value of $9,090 thousand and $17,719 thousand, respectively, with stated interest ranging between 0.91% - 10% and terms between 15 months to five years. During the years ended December 31, 2022 and 2021, the Company recorded net losses on the change in fair value of such investments of $5,955 thousand and $0 thousand, respectively, within other income (expense). The combined fair value amounts include the initial investment cost and combined contractual accrued interest of $664 thousand and $422 thousand for the years ended December 31, 2022 and 2021. These notes are classified as trading securities on the Company's consolidated balance sheet.

See Note 15—Fair Value Measurements for additional details.

8.   LEASES

(a)   Operating Leases

The Company has operating leases for its retail stores and processing and cultivation facilities located throughout the U.S., as well as for corporate office space in Illinois. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date.

All real estate leases are recorded on the balance sheet. Equipment and other non-real estate leases with an initial term of twelve months or less are not recorded on the balance sheet. Lease agreements for some locations provide for rent escalations and renewal options. Certain real estate leases require payment for fixed and variable non-lease components, such as taxes, insurance and maintenance. The Company accounts for real estate leases and the related fixed non-lease components together as a single component.

The Company determines if an arrangement is a lease at inception. The Company must consider whether the contract conveys the right to control the use of an identified asset. Certain arrangements require significant judgment to determine if an asset is specified in the contract and if the Company directs how and for what purpose the asset is used during the term of the contract. For the years ended December 31, 2022, 2021 and 2020 the Company recorded operating lease expense of $43,985 thousand, $34,124 thousand and $26,287 thousand, respectively.

Other information related to operating leases as of December 31, 2022 and 2021 were as follows:

	December 31, 2022	December 31, 2021
Weighted average remaining lease term (years)	11.64	11.82
Weighted average discount rate	12.42%	13.60%

Maturities of lease liabilities for operating leases as of December 31, 2022 were as follows:

		Maturities of Lease Liability		
Year Ending December 31,		**Third Party**	**Related Party**	**Total**
			(in thousands)	
2023	$	42,215 $	569 $	42,784
2024		42,220	437	42,657
2025		39,919	343	40,262
2026		38,231	350	38,581
2027		38,519	357	38,876
2028 and Thereafter		347,404	1,728	349,132
Total Lease Payments		548,508	3,784	552,292
Less: Interest		(290,638)	(1,467)	(292,105)
Present Value of Lease Liability	$	**257,870** $	**2,317** $	**260,187**

(b)   Related Party Operating Leases

Wendy Berger, a director of the Company, is a principal of WBS Equities, LLC, which is the Manager of Mosaic Real Estate, LLC, which owned the facilities leased by the Company. Additionally, Mosaic Real Estate, LLC is owned in part by Ms. Berger (through the Wendy Berger 1998 Revocable Trust), Benjamin Kovler, the Chariman and Chief Executive Officer of the Company (through KP Capital, LLC), and Anthony Georgiadis, the President and a director of the Company (through Three One Four Holdings, LLC). On December 16, 2022, the Company purchased land located at 5401 NW 44th Ave. Ocala, Florida for $5,584 thousand, excluding transaction costs, from Mosaic Real Estate Ocala, LLC. This transaction resulted in the termination of the Florida related party leasing agreement. For the years ended December 31, 2022, 2021 and 2020, the Company recorded lease expense of $1,129 thousand, $1,185 thousand and $1,500 thousand respectively, associated with these leasing arrangements.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

8. LEASES *(Continued)*

(c) Sales Lease Back Transactions

(i) Danville Cultivation and Processing Facility

On November 12, 2019, the Company closed a sale and lease back transaction to sell its Danville, Pennsylvania cultivation and processing facility to Innovative Industrial Properties, Inc. ("IIP").

On June 29, 2022 the Company amended (the "Amendment") its original lease agreement with IIP. The Amendment provided an additional tenant improvement allowance of $55,000 thousand to be used on enhancements to the facility. In addition to the tenant improvement allowance of $19,300 thousand received in November 2019, the total tenant improvement allowance provided by IIP was $74,300 thousand, and brings IIP's total investment in the property to $94,600 thousand. The Amendment to the lease was treated as a modification and resulted in a gain of $3,061 thousand as well as an increase in the right of use asset and related lease liability to $81,720 thousand.

(ii) Toledo, Ohio Cultivation and Processing Facility

On January 31, 2020, the Company closed on a sale and lease back transaction to sell its Toledo, Ohio processing facility to IIP. Under a long-term agreement, the Company leased back the facility and continued to operate and manage it. The purchase price for the property was $2,900 thousand, excluding transaction costs.

On October 1, 2020, the Company and IIP amended the lease on the Toledo, Ohio processing facility. Under the amendment, IIP provided an additional $25,000 thousand in funding to be used for the construction of a cannabis cultivation facility. The amended lease had a term of 20 years and was recorded as an operating lease which resulted in a right of use asset and related lease liability of $28,134 thousand.

(iii) Oglesby Cultivation and Processing Facility

On March 6, 2020, the Company closed on a sale and lease back transaction to sell its Oglesby, Illinois cultivation and processing facility to IIP. Under a long-term agreement, the Company leased back the facility and continued to operate and manage it. The purchase price for the property was $9,000 thousand, excluding transaction costs. Since the closing of the transaction on March 6, 2020, the Company has made various improvements to the property that has significantly enhanced production capacity, for which IIP reimbursed the Company $41,000 thousand. The lease has a term of 16 years and was recorded as an operating lease which resulted in a right of use asset and related lease liability of $42,236 thousand.

9.   NOTES PAYABLE

At December 31, 2022 and 2021, notes payable consisted of the following:

	December 31, 2022	December 31, 2021
	(in thousands)	
Charitable Contributions[1]	$ 764	$ 1,238
Private placement debt dated April 30, 2021[2]	237,795	228,690
Mortgage notes[3]	37,109	10,006
Total notes payable	275,668	239,934
Less: current portion of notes payable	(1,037)	(783)
Notes payable, net of current portion	$ **274,631**	$ **239,151**

---

[1] In connection with acquisitions completed in 2017 and 2019, the Company is required to make quarterly charitable contributions of $50 thousand through October 2024 and $250 thousand per year through May 2024, respectively. The net present value of these required payments has been recorded as a liability with interest rates ranging between 2.17% - 7.00%.

[2] The April 30, 2021 private placement debt was issued in an original amount of $249,934 thousand with an interest rate of 7%, maturing on April 30, 2025. The debt was issued at a discount, the carrying value of which was $12,139 thousand and $21,244 thousand as of December 31, 2022 and 2021, respectively.

[3] Mortgage notes, with an intial value of $38,292 thousand and $10,437 thousand, were issued by the Company in connection with various operating properties, and were recorded at such gross value as of December 31, 2022 and 2021, respectively. The mortgage notes were issued at a discount, the carrying value of which was $437 thousand and $162 thousand, and are presented net such discount and principal payments of $746 thousand and $269 thousand as of December 31, 2022 and 2021, respectively.

Annual maturities of debt related to mortgage notes for the five fiscal years subsequent to December 31, 2022 are: 2023 - $632 thousand; 2024 - $19,011 thousand; 2025 - $2,089 thousand; 2026 - $657 thousand; and 2027 - $696 thousand.

(a)   April 30, 2021 Private Placement Financing

On April 30, 2021, the Company closed a $249,934 thousand senior secured non-brokered private placement financing through the issuance of senior secured notes (the "April 30, 2021 Notes"). The Company used the proceeds to retire the Company's existing $105,466 thousand, senior secured notes due May 22, 2023 (the "May 22, 2019 Notes") and the remaining proceeds for general working capital purposes as well as various growth initiatives. The April 30, 2021 Notes had an initial maturity date of April 30, 2024 and bore interest from the date of issue of 7.00% per annum, payable quarterly. The financing permitted the Company to borrow an additional $33,266 thousand over the twelve months following the closure of the private placement financing. The purchasers of the April 30, 2021 Notes also received 1,459,044 warrants (the "Warrants") each of which allowed the holders to purchase one Subordinate Voting Share at an exercise price of $32.68 per share, for a period of 60 months from the date of issuance.

The refinancing of the May 22, 2019 Notes involved multiple lenders who were considered members of a loan syndicate. In determining whether the refinancing of the May 22, 2019 Notes should be accounted for as a debt extinguishment or a debt modification, the applicable accounting guidance required the Company to evaluate whether, prior to and following the refinancing, creditors remained consistent with the original creditors from the May 22, 2019 private placement financing, and whether the changes in debt terms were substantial. A change in the terms of the May 22, 2019 Notes was considered to be substantial if the present value of the remaining cash flows under the April 30, 2021 Notes were at least 10% different from the present value of the remaining cash flows under the May 22, 2019 Notes (commonly referred to as the "10% Test"). The Company performed a separate 10% Test for each individual lender participating in the loan syndication. Of the 30 lenders who participated in the original financing of the May 22, 2019 Notes, 18 were accounted for as a debt extinguishment, while 12 were treated as a modification. Additionally, 9 new lenders joined the loan syndicate.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

9. NOTES PAYABLE *(Continued)*

(a) April 30, 2021 Private Placement Financing *(Continued)*

On October 15, 2021, the Company amended its existing Notes Purchase Agreement for the April 30, 2021 Notes, for the purposes of borrowing an additional $33,200 thousand (issued as "Amended Notes"), as permitted under the April 30, 2021 Second Amendment to the Notes Purchase Agreement dated April 30, 2021. The additional borrowings had terms consistent with the April 30, 2021 Notes and increased the total amount borrowed to $249,934 thousand. The Company used the additional proceeds for general working capital purposes as well as various growth initiatives. The purchasers of the Amended Notes received an additional 243,303 warrants which allow the holder to purchase one Subordinate Voting Share at an exercise price of $30.02 per share, for a period of 60 months from the date of issue.

The Second Amendment to the Notes Purchase Agreement dated April 30, 2021 included certain covenants which require the Company to maintain (on a daily basis) unrestricted cash and cash equivalents in an amount greater than or equal to the amount of interest scheduled to become due in the next 365-days and to not permit the ratio of net debt to stockholders' equity to exceed 0.6 to 1.0 as of the last day of any quarter. In addition, the Company is required to maintain a debt to EBITDA ratio of 4.5 to 1.0 as of the last day of each quarter. As of December 31, 2022 and 2021, the Company was in compliance with all covenants.

On July 14, 2022, the Company exercised its right to extend the maturity date of the Notes by one year from April 30, 2024 to April 30, 2025. The extension to the maturity date did not involve any amendment to the April 30, 2021 Notes or any additional consideration to the existing lenders.

(b) Related Parties

A portion of the April 30, 2021 Notes are held by related parties as well as unrelated third-party lenders at a percentage of approximately 1% and 99%, respectively. The related parties consist of Benjamin Kovler, the Chairman and Chief Executive Officer of the Company (held through KP Capital, LLC and Outsiders Capital, LLC); Andrew Grossman, the Executive Vice President of Capital Markets of the Company (held through AG Funding Group, LLC); Anthony Georgiadis, the President and a director of the Company (held through Three One Four Holdings, LLC); and Anthony Georgiadis and William Gruver, a former director of the Company (held through ABG, LLC).

(c) Construction-to-Permanent Financing Arrangement

On October 12, 2022, the Company entered into a construction-to-permanent financing arrangement (the "Construction Loan") which provided funding for the construction of a cultivation and processing facility in the amount of up to $31,000 thousand, which, as of December 31, 2022, the Company has drawn $18,345 thousand on the facility. The Construction Loan bears interest of U.S. prime rate plus 1%, with a floor of 5%, and matures upon the earlier of the completion of the construction, or 24 months. Interest only payments became due on the first of each month beginning on November 1, 2022. Upon maturity, the Construction Loan will convert to a 10 year mortgage note with a fixed interest rate of 3% over the weekly average yield of the U.S. treasury securities adjusted to a constant maturity of five years, with a floor of 5%. Payments of both principal and interest will be due on the first day of each calendar month following conversion.

10. WARRANTS

As part of the Company's private placement financing, as well as other financing arrangements, the Company issued warrants to related parties, as well as unrelated third parties, which allow the holders to purchase Subordinate Voting Shares at an exercise price determined at the time of issuance.

The following table summarizes the number of warrants outstanding as of December 31, 2022 and 2021:

	Liability Classified			Equity Classified		
	Number of Shares	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price (USD)	Weighted Average Remaining Contractual Life
Balance as of December 31, 2021	2,097,931	C$ 18.26	2.42	1,737,347	$ 31.83	4.38
Warrants Issued	—	—	—	—	—	—
Warrants Exercised	—	—	—	—	—	—
Warrants Expired	(100,723)	—	—	—	—	—
Balance as of December 31, 2022	1,997,208	C$ 18.03	1.50	1,737,347	$ 31.83	3.38

(a) Liability Classified Warrants Outstanding

The following table summarizes the fair value of the liability classified warrants at December 31, 2022 and 2021:

Warrant Liability	Strike Price	Warrants Outstanding	Fair Value December 31, 2022	Fair Value December 31, 2021	Change
			(in thousands)		
Bridge Financing Warrants Issued April 2019	C$22.90	—	$ —	$ 676	$ (676)
Private Placement Financing Warrants Issued May 2019	C$19.39	1,606,533	3,125	18,527	(15,402)
Modification Warrants Issued November 2019	C$12.04	316,947	1,139	4,603	(3,464)
Additional Modification Warrants Issued May 2020	C$14.03	73,728	256	1,071	(815)
Totals		**1,997,208**	**$ 4,520**	**$ 24,877**	**$ (20,357)**

During the years ended December 31, 2022, 2021 and 2020, the Company recorded gains of $20,357 thousand and $14,577 thousand, and losses of $23,002 thousand respectively, on the change in the fair value of the warrant liability within other income (expense) on the consolidated statements of operations.

The following table summarizes the significant assumptions used in determining the fair value of the warrant liability as of each reporting date (see Note 15—Fair Value Measurements for additional details):

Significant Assumptions	December 31, 2022	December 31, 2021
Volatility	70.44% - 78.21%	59.95% - 74.04%
Remaining Term	1.39 - 2.39 years	0.78 - 3.39 years
Risk Free Rate	3.82% - 4.07%	0.91% - 1.06%

10.   WARRANTS *(Continued)*

(b)   Equity Classified Warrants Outstanding

The Company's equity classified warrants were recorded at fair value at each respective date of issuance. Equity classified warrants are not remeasured at fair value on a recurring basis and are carried at their issuance date fair value. The following table summarizes the carrying amounts of the Company's equity classified warrants at December 31, 2022 and 2021:

| | | | | Issuance Date Fair Value | |
| | | | Warrants | December 31, | December 31, |
Warrants Included in Contributed Surplus	Strike Price		Outstanding	2022	2021
				(in thousands)	
Mortgage Warrants Issued June 2020	$	9.10	35,000 $	181 $	181
Private Placement Refinance Warrants Issued April 2021	$	32.68	1,459,044	22,259	22,259
Private Placement Refinance Warrants Issued October 2021	$	30.02	243,303	2,616	2,616
Totals			**1,737,347 $**	**25,056 $**	**25,056**

The equity classified warrants were valued as of the date of issuance using a Black Scholes Option Pricing model. The following table summarizes the significant assumptions used in determining the fair value of the equity classified warrants as of each respective issuance date:

	Private Placement Refinancing Warrants	Private Placement Refinancing Warrants	Dispensary Mortgage Warrants
Significant Assumptions			
Date of Issuance	October 15, 2021	April 30, 2021	June 5, 2020
Volatility	73%	73%	80%
Estimated Term	4 years	4 years	5 years
Risk Free Rate	1.12%	0.74%	0.37%

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

11. SHARE CAPITAL

Common shares, which include the Company's Subordinate Voting Shares, Multiple Voting Shares and Super Voting Shares, are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity. The proceeds from the exercise of stock options or warrants together with amounts previously recorded in reserves over the applicable vesting periods are recorded as share capital. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with *ASC 740*, *Income Taxes*.

(a) Authorized

The Company has the following classes of share capital, with each class having no par value:

(i) Subordinate Voting Shares

The holders of the Subordinate Voting Shares are entitled to receive dividends which may be declared from time to time and are entitled to one vote per share at meetings of the Company's shareholders. All Subordinate Voting Shares are ranked equally with regard to the Company's residual assets. The Company is authorized to issue an unlimited number of no par value Subordinate Voting Shares. During the year ended December 31, 2022, the shareholders of the Company converted 33,341 Multiple Voting Shares into 3,334,100 Subordinate Voting Shares.

(ii) Multiple Voting Shares

Each Multiple Voting Share is entitled to 100 votes per share at shareholder meetings of the Company and is exchangeable for 100 Subordinate Voting Shares. At December 31, 2022, the Company had 38,531 issued and outstanding Multiple Voting Shares, which convert into 3,853,100 Subordinate Voting Shares. The Company is authorized to issue an unlimited number of Multiple Voting Shares. During the year ended December 31, 2022, the shareholders of the Company converted 33,341 Super Voting Shares into 33,341 Multiple Voting Shares and 33,341 Multiple Voting Shares into 3,334,100 Subordinate Voting Shares.

(iii) Super Voting Shares

Each Super Voting Share is entitled to 1,000 votes per share at shareholder meetings of the Company and is exchangeable for one Multiple Voting Share, which is then convertible into 100 Subordinate Voting Shares. At December 31, 2022, the Company had 251,690 issued and outstanding Super Voting Shares which convert into 25,169,000 Subordinate Voting Shares. The Company is authorized to issue an unlimited number of Super Voting Shares. During the year ended December 31, 2022, the shareholders of the Company converted 33,341 Super Voting Shares into 33,341 Multiple Voting Shares.

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

11. SHARE CAPITAL *(Continued)*

(b) Issued and Outstanding

A reconciliation of the beginning and ending amounts of the issued and outstanding shares by class is as follows:

	Issued and Outstanding		
	Subordinate Voting Shares	Multiple Voting Shares	Super Voting Shares
As at January 1, 2020	128,999,964	373,350	402,289
Issuance of shares under business combinations and investments	1,752,065	—	—
Distribution of contingent consideration	2,713,463	—	—
Distribution of deferred shares	1,220,548	—	—
Issuance of shares upon exercise of options and warrants	171,813	—	—
Issuances of shares upon vesting of RSUs	923,468	—	—
Exchange of shares	42,331,900	(333,061)	(90,258)
As at December 31, 2020	**178,113,221**	**40,289**	**312,031**
As at January 1, 2021	178,113,221	40,289	312,031
Issuance of shares under business combinations and investments	12,904,675	—	—
Distribution of contingent consideration	881,357	—	—
Distribution of deferred shares	222,467	—	—
Issuance of common shares pursuant to S-1	4,693,991	—	—
Issuance of shares for redemption of noncontrolling interests	136,075	—	—
Issuance of shares upon exercise of options and warrants	1,302,682	—	—
Issuances of shares upon vesting of RSUs	389,530	—	—
Shares issued in association with notes payable	8,514	—	—
Shares issued for settlement of business dispute	240,000	—	—
Exchange of shares	2,875,800	(1,758)	(27,000)
As at December 31, 2021	**201,768,312**	**38,531**	**285,031**
As at January 1, 2022	201,768,312	38,531	285,031
Issuance of shares under business combinations and investments	204,036	—	—
Distribution of contingent consideration	667,080	—	—
Issuance of shares upon exercise of options and warrants	441,454	—	—
Issuances of shares upon vesting of RSUs	433,341	—	—
Shares issued for settlement of business obligation	142,952	—	—
Exchange of shares	3,334,100	—	(33,341)
As at December 31, 2022	**206,991,275**	**38,531**	**251,690**

(i) Issuance of Shares Under Business Combinations and Investments

ILDISP, LLC

On March 1, 2022, the Company issued 204,036 Subordinate Voting Shares with a value of approximately $3,785 thousand, based on a 20 consecutive day volume weighted average price ("VWAP"), in connection with the Company's acquisition of the remaining ownership interests in two Illinois-based retail stores. The shares issued resulted in an increase in the Company's share capital and a corresponding increase in the net assets acquired. See Note 5—Acquisitions for details.

11. SHARE CAPITAL *(Continued)*
(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

(b) Issued and Outstanding *(Continued)*

(ii) Distribution of Contingent Consideration (Continued)

Integral Associates, LLC

In connection with the Company's 2019 acquisition of Integral Associates, LLC, the purchase agreement included contingent consideration which was dependent upon the awarding of conditional and final dispensary operating licenses. During the year ended December 31, 2021, the Company issued a total of 681,364 Subordinate Voting Shares to the former owners of Integral Associates, LLC in connection with the awarding of two final retail store licenses. The shares had a combined fair value of $17,869 thousand, which was recorded in share capital on the consolidated balance sheet. As of December 31, 2022 and 2021, the carrying value of the equity classified contingent consideration was $9,654 thousand.

Dharma Pharmaceuticals, LLC

In connection with the Company's 2021 acquisition of Dharma Pharmaceuticals, LLC ("Dharma"), the purchase agreement included contingent consideration which was dependent upon the successful opening of five retail stores and the legal sale of adult-use cannabis by January 1, 2025. On August 16, 2021, the Company issued 199,993 Subordinate Voting Shares to the former owners of Dharma in connection with the opening of one retail store in Virginia. The shares had a fair value of $5,949 thousand on the date of issuance. On February 25, 2022, the Company issued 667,080 Subordinate Voting Shares to the former owners of Dharma in connection with the successful opening of two Retail stores in Virginia. The shares had a fair value of $13,111 thousand at the date of issuance.

As of December 31, 2022 and 2021, the estimated fair value of the contingent consideration associated with the acquisition of Dharma, which was valued based on a probability weighting of the potential payments, was $41,943 thousand and $48,665 thousand, respectively, of which $11,400 thousand and $20,884 thousand, respectively, was included as a current liability on the Company's consolidated balance sheets.

(iii) Distribution of Deferred Shares

For Success Holding Company

As part of the consideration exchanged in the Company's 2019 acquisition of For Success Holding Company, deferred shares were held back for a period of twenty-four months from the close of the transaction. On February 22, 2021, the Company issued 146,315 Subordinate Voting Shares with a value of $1,826 thousand in connection with the Company's 2019 acquisition of For Success Holding Company. The issuance of the deferred shares represented the final payout to the former owners of For Success Holding Company and resulted in the cancellation of 780 shares representing certain reimbursable costs incurred by the Company.

(iv) *Issuance of Registered Shares Pursuant to S-1*

On February 8, 2021, the SEC declared effective the Company's Registration Statement No. 333-248213 on Form S-1 filed on February 2, 2021. Shortly thereafter, the Company received an offer from a single institutional investor to purchase 3,122,074 of the Subordinate Voting Shares registered on the Form S-1 at a price of $32.03 per share for a total of $100,000 thousand. The transaction closed on February 9, 2021. On February 23, 2021, the Company accepted additional offers to purchase a total of 1,571,917 Subordinate Voting Shares at a price of $35.50 per share, for a total of $55,803 thousand. The Company used the net proceeds from the sale of registered securities for general corporate purposes, which include capital expenditures, working capital and general and administrative expenses. The Company also used a portion of the net proceeds to acquire or invest in businesses and products that are complimentary to the Company's own businesses and products. Additionally, the Company incurred legal, audit and other professional fees of $305 thousand associated the issuance of the registered shares. Such fees have been recorded within contributed surplus (deficit) within the Company's consolidated balance sheet.

11.   SHARE CAPITAL *(Continued)*

(c)   Stock-Based Compensation

The Company operates equity settled stock-based remuneration plans for its eligible directors, officers, employees and consultants. All goods and services received in exchange for the grant of any stock-based payments are measured at their fair value unless the fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods and services received, the Company measures their value indirectly by reference to the fair value of the equity instruments granted. For transactions with employees and others providing similar services, the Company measures the fair value of the services by reference to the fair value of the equity instruments granted. Equity settled stock-based payments under stock-based payment plans are ultimately recognized as an expense in profit or loss with a corresponding credit to equity.

In June 2018, the Company established the Green Thumb Industries Inc. 2018 Stock and Incentive Plan, which was amended by Amendment No. 1 thereto (as amended, the "Plan"). The maximum number of RSUs and options issued under the Plan shall not exceed 10% of the Company's issued and outstanding shares on an as-converted basis.

The Company recognizes compensation expense for RSUs and options on a straight-line basis over the requisite service period of the award. Non-market vesting conditions are included in the assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from the previous estimate. Any cumulative adjustment prior to vesting is recognized in the current period with no adjustment to prior periods for expense previously recognized.

Option and RSU grants generally vest over three years, and options typically have a life of five to ten years. Option grants are determined by the Compensation Committee of the Company's Board of Directors with the option price set at no less than 100% of the fair market value of a share on the date of grant.

Stock option activity is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in thousands)
Balance as of December 31, 2021	5,383,275	$14.02	3.59	$48,803
Granted	5,434,092	10.92	6.45	
Exercised	(441,454)	8.45		2,390
Forfeited	(797,966)	$11.80		
Balance as of December 31, 2022	9,577,947	$12.71	4.80	$26,961
Vested	5,618,105	$9.71		
Exercisable of December 31, 2022	3,364,644	$11.87	2.68	$7,793

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on December 31, 2022 and 2021, respectively, and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their in-the-money options on December 31, 2022 and 2021, respectively. This amount will change in future periods based on the fair market value of the Company's Subordinate Voting Shares and the number of options outstanding.

11.   SHARE CAPITAL *(Continued)*

(c)   Stock-Based Compensation *(Continued)*

The following table summarizes the weighted average grant date fair value and intrinsic value of options exercised for the year ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,		
	2022	**2021**	**2020**
Weighted average grant date fair value (per share) of stock option units granted	$5.37	$14.47	$4.76
Intrinsic value of stock option units exercised, using market price at vest date *(in thousands)*	$2,390	$18,142	$1,184

The Company used the Black-Scholes Option Pricing model to estimate the fair value of the options granted during the years ended December 31, 2022 and 2021, using the following ranges of assumptions:

	December 31, 2022	December 31, 2021
Risk-free interest rate	1.18% - 3.54%	0.33% - 1.39%
Expected dividend yield	0%	0%
Expected volatility	60 - 64%	73%
Expected option life	3 – 4.5 years	3 – 3.5 years

As permitted under *ASC 718, Stock Compensation*, the Company has made an accounting policy choice to account for forfeitures when they occur.

The following table summarizes the number of non-vested RSU awards as of December 31, 2022 and 2021 and the changes during the year ended December 31, 2022:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested Shares at December 31, 2021	376,127 $	15.55
Granted	1,163,372	17.84
Forfeited	(158,656)	18.79
Vested	(433,341)	15.36
Unvested Shares at December 31, 2022	947,502 $	17.91

The following table summarizes the weighted average grant date fair value of RSUs granted and total fair value of RSUs vested for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,		
	2022	**2021**	**2020**
Weighted average grant date fair value (per share) of RSUs granted	$ 17.84 $	27.82 $	10.25

The stock-based compensation expense for the years ended December 31, 2022, 2021 and 2020 was as follows:

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Stock options expense	$ 19,062 $	13,198 $	10,938
Restricted Stock Units	8,078	6,402	8,399
Total Stock Based Compensation Expense	$ 27,140 $	19,600 $	19,337

As of December 31, 2022, $39,331 thousand of total unrecognized expense related to stock-based compensation awards is expected to be recognized over a weighted-average period of 1.94 years.

12.   INCOME TAX EXPENSE

The Company accounts for income taxes in accordance with *ASC 740, Income Taxes*, under which deferred tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and the respective tax bases.

Green Thumb Industries Inc. is organized in Canada but maintains all of its operations in the United States. Due to this inverted entity structure, the Company is subject to both U.S. and Canadian taxation.

For the years ended December 31, 2022, 2021 and 2020, income taxes expense consisted of:

		Years Ended December 31,	
	2022	**2021**	**2020**
		(in thousands)	
Current:			
Federal	$ 106,425 $	96,749 $	65,118
State	36,436	35,402	16,640
Foreign	—	—	—
Total Current	142,861	132,151	81,758
Deferred:			
Federal	(37,362)	(6,151)	3,520
State	(10,722)	(1,388)	(1,425)
Foreign	—	—	—
Total Deferred	(48,084)	(7,539)	2,095
Total	$ **94,777** $	**124,612** $	**83,853**

The difference between the income tax expense for the years ended December 31, 2022, 2021 and 2020 and the expected income taxes based on the statutory tax rate applied to earnings (loss) arises as follows:

12. INCOME TAX EXPENSE *(Continued)*

		Years Ended December 31,		
		2022	**2021**	**2020**
		(in thousands)		
Income before Income Taxes	$	108,432 $	204,975 $	102,931
Statutory Tax Rates		21%	21%	21%
Expense/(Recovery) based on Statutory Rates		22,771	43,045	21,615
State Taxes		24,077	31,476	14,837
Provision to Return Adjustment		499	971	5,299
Adjustments for Stock Compensation		497	(1,836)	(211)
Non-deductible Expenses		40,870	40,847	27,570
Change in State Rate Reconciliation		(127)	54	(2,535)
Change in Valuation Allowance		(25,970)	10,712	7,706
Change in Uncertain Tax Position		30,607	2,776	9,918
Other Differences		1,553	(3,433)	(346)
Income Tax Expense	$	**94,777** $	**124,612** $	**83,853**

Income taxes paid for the years ended December 31, 2022, 2021 and 2020 were $118,176 thousand, $148,104 thousand and $72,575 thousand, respectively.

As the Company operates in the cannabis industry, it is subject to the limitations of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product from its taxable income. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

Deferred taxes are provided using an asset and liability method whereby deferred tax assets are recognized based on the rates at which they are expected to reverse in the future. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. The effect on deferred tax assets and liabilities of a change in tax law or tax rates is recognized in income in the period that enactment occurs.

At December 31, 2022 and 2021, the components of deferred tax assets and liabilities were as follows:

		Years Ended December 31,	
		2022	**2021**
		(in thousands)	
Deferred Tax Assets			
Operating Lease Liabilities	$	60,588 $	42,982
Net Operating Losses		1,864	21,237
163(j) Interest Limitation		7,499	9,864
Warrant Fair Value Derivative		—	1,200
Stock-based Compensation		10,646	5,383
Asset Acquisition Life Difference		—	1,329
Capitalized Inventory		5,846	—
Fair Value Investments		3,306	—
Other		5,391	5,214
Valuation Allowance		(702)	(27,174)
Total Deferred Tax Assets		94,438	60,035
Deferred Tax Liabilities			
Operating Right of Use Assets	$	(56,546) $	(39,165)
Fair Value Investments		—	(4,703)
Warrant Fair Value Derivative		(4,804)	—
Intangibles		(52,508)	(84,896)
Total Deferred Tax Liabilities		(113,858)	(128,764)
Net Deferred Tax Liabilities	$	**(19,420)** $	**(68,729)**

12.   INCOME TAX EXPENSE *(Continued)*

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company assessed the positive and negative evidence to determine if sufficient future taxable income will be generated to use the existing deferred tax assets. A valuation allowance is maintained as of December 31, 2022 and 2021 in the amount of $702 thousand and $27,174 thousand, respectively.

As of December 31, 2022, the Company had $7,308 thousand of gross federal net operating loss carryforwards which will not expire. Additionally, the Company had $9,644 thousand of gross state net operating loss carryforwards, if not claimed, begin to expire in 2031.

Pursuant to IRC Sections 382 and 383, utilization of net operating losses and credits may be subject to annual limitations in the event of any significant future changes in its ownership structure. These annual limitations may result in the expiration of net operating losses and credits prior to utilization.

The Company operates in a number of tax jurisdictions and are subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with *ASC 740, Income Taxes*, the Company recognizes the benefits of uncertain tax positions in our consolidated financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2022	2021	2020
	(in thousands)		
Balance at Beginning of Year	$ 13,117	$ 10,341	$ 2,113
Gross increases related to tax positions in a prior period	9,531	823	2,382
Gross decreases related to tax positions in a prior period	(1,100)	—	—
Gross increases related to tax positions in the current period	21,582	6,166	7,536
Gross decreases related to tax positions in a current period	—	(4,213)	(1,690)
Balance at End of Year	$ 43,130	$ 13,117	$ 10,341

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of December 31, 2022 and 2021, the Company recognized $3,555 thousand and $1,377 thousand of interest and penalties, respectively. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months. The Company files income tax returns in the U.S., various state jurisdictions, and Canada, which jurisdictions have varying statutes of limitations. The U.S. federal statute of limitation remains open for the 2019 tax year to the present. The state income tax returns generally remain open for the 2019 tax year through the present. Net operating losses arising prior to these years are also open to examination if and when utilized.

13.   OTHER INCOME (EXPENSE)

For the years ended December 31, 2022, 2021 and 2020 other income (expense) was comprised of the following:

	Years Ended December 31,		
	2022	2021	2020
	(in thousands)		
Fair value adjustments on equity investments	$ (23,270)	$ 5,955	$ 26,371
Fair value adjustments on equity method investments	10,955	—	—
Fair value adjustments on variable note receivable	—	—	(816)
Loss on extinguishment of debt	—	(10,645)	—
Fair value adjustments on warrants issued	20,357	14,577	(23,002)
Fair value adjustments on contingent consideration	—	—	9,877
Earnings (loss) from equity method investments	(4,259)	1,799	2,320
Other	716	(1,009)	627
Total Other Income (Expense)	$ 4,499	$ 10,677	$ 15,377

(Amounts Expressed in Thousands of United States Dollars, Except Where Stated Otherwise)

14. COMMITMENTS AND CONTINGENCIES

The Company is subject to lawsuits, investigations and other claims related to employment, commercial and other matters that arise out of operations in the normal course of business. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in other liabilities.

Contingent liabilities are measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify contingent liabilities for contracts. Contingent consideration is measured upon acquisition and is estimated using probability weighting of potential payouts. Subsequent changes in the estimated contingent consideration from the final purchase price allocation are recognized in the Company's consolidated statements of operations. See Note 5—Acquisitions for details.

(a) Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, sanctions, restrictions on its operations, or losses of licenses and permits that could result in the Company ceasing operations in that specific state or local jurisdiction. While management believes that the Company is in compliance with applicable local and state regulations at December 31, 2022 and 2021, cannabis and other regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

(b) Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, the following matter was being appealed by the Company:

Cresco Labs New York, LLC and Cresco Labs LLC ("Plaintiffs") filed an amended complaint against one of the Company's subsidiaries, Fiorello Pharmaceuticals, Inc. ("Defendant") on November 20, 2018, in the Supreme Court of the State of New York, NY County alleging Defendant breached the parties' Equity Purchase Agreement Letter of Intent ("LOI") relating to the acquisition of Defendant by Plaintiffs. In December 2022, the trial court granted Plaintiffs' motion for summary judgment on their claim that Defendant breached the LOI. Defendant disputes any liability and is vigorously appealing the trial court's decision. The Company believes a successful appeal is probable, and as such, a $900 thousand loss contingency is reflected within selling, general and administrative expenses within the consolidated statement of operations with respect to this matter. In the event that the Defendant's appeal is unsuccessful, any damages will be determined by further legal proceedings. The Company has estimated that the possible range of loss is between $900 thousand and $72,915 thousand.

At December 31, 2022 and 2021, other than as discussed above, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's consolidated operations. There are also no proceedings in which any of the Company's directors, officers or affiliates is an adverse party or has a material interest adverse to the Company's interest.

(c) Construction Commitments

As of December 31, 2022, the Company held approximately $74,650 thousand of open construction commitments to contractors on work being performed which are generally expected to be completed within 12 months.

15.   FAIR VALUE MEASUREMENTS

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

> Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

> Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

> Level 3 – Inputs for the asset or liability that are not based on observable market data.

(a)   Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities, notes payable, warrant liability, and contingent consideration payable.

For the Company's long-term notes payable (which consist of charitable contributions, private placement debt and mortgage notes), for which there were no quoted market prices or active trading markets, it was not practicable to estimate the fair value of these financial instruments. The carrying amount of notes payable at December 31, 2022 and 2021 was $275,668 thousand and $239,934 thousand, which includes $1,037 thousand and $783 thousand, respectively, of short-term debt due within one year.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements.

The following tables summarize the Company's financial instruments which are measured at fair value as of December 31, 2022 and 2021:

	As of December 31, 2022 (in thousands)			
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$ 177,682	$ —	$ —	$ 177,682
Investments	24,749	—	49,420	74,169
Contingent Consideration Payable	—	—	(41,943)	(41,943)
Warrant Liability	—	—	(4,520)	(4,520)
	$ 202,431	$ —	$ 2,957	$ 205,388

	As of December 31, 2021 (in thousands)			
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$ 230,420	$ —	$ —	$ 230,420
Investments	44,117	—	50,785	94,902
Contingent Consideration Payable	—	—	(83,865)	(83,865)
Warrant Liability	—	—	(24,877)	(24,877)
	$ 274,537	$ —	$ (57,957)	$ 216,580

15.   FAIR VALUE MEASUREMENTS *(Continued)*

(b) Remeasurement of Contingent Consideration Arrangements

The Company remeasured its contingent consideration arrangements associated with its 2021 acquisitions of Mobley Pain Management and Wellness Center LLC and Canwell Processing LLC (collectively "Summit") and GreenStar Herbals Inc. ("GreenStar") using Monte Carlo simulation models. During the years ended December 31, 2022 and 2021, the remeasurement resulted in a net gain of $35,200 thousand and $11,900 thousand, respectively. The change in the fair value of the contingent consideration was driven by a change in management's estimates and projections of the acquired entities' ability to achieve the performance targets as agreed to in the 2021 acquisition agreements along with the change in fair value of the shares to be issued.

The remeasurement gains were recorded, net, within selling, general, and administrative expenses on the Company's consolidated statements of operations. Significant assumptions used in the Company's December 31, 2022 and 2021 remeasurement included Green Thumb's stock price as of December 31, 2022 and 2021 and projected earnings metrics and revenue targets as of each period then ended.

16.   VARIABLE INTEREST ENTITIES

The following table presents the summarized financial information about the Company's consolidated variable interest entities ("VIEs") which are included in the consolidated balance sheets as of December 31, 2022 and 2021. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through management services agreements ("MSAs"):

	ILDISP	Other Non-material VIEs	ILDISP	Other Non-material VIEs
	December 31, 2022		December 31, 2021	
	(in thousands)		(in thousands)	
Current assets	$ —	$ 1,294	$ 4,118	$ 1,033
Non-current assets	—	1,909	3,290	1,761
Current liabilities	—	592	10,719	854
Non-current liabilities	—	593	413	696
Noncontrolling interests	—	516	(1,862)	224
Equity attributable to Green Thumb Industries Inc.	—	1,502	(1,862)	1,020

On March 1, 2022, the Company acquired the remaining 50% minority interest in ILDISP, for $11,857 thousand in cash and the issuance of 128,218 shares of Green Thumb, which had a fair value of $2,379 thousand. As a result, the remaining equity associated with the noncontrolling interest was closed to accumulated surplus (deficit) of Green Thumb as of March 1, 2022.

See Note 5—Acquisitions for additional details.

On September 1, 2021, the Company acquired the remaining minority interest in Meshow, LLC, a retail store located in Maryland, for $950 thousand in cash and the issuance of 136,075 shares of Green Thumb, which had a fair value of $4,070 thousand, based on the closing price of Green Thumb's Subordinate Voting Shares as traded on the CSE on the date of the transaction. As a result, the remaining equity associated with the non controlling interest was closed to share capital of Green Thumb as of September 1, 2021.

On December 31, 2020, the MSA for Chesapeake Alternatives, LLC was amended and restated to make GTI Maryland, LLC, the sole member of the entity. As a result, the remaining equity associated with the non controlling interest was closed to share capital of Green Thumb as of December 31, 2020.

16. VARIABLE INTEREST ENTITIES *(Continued)*

The following tables present the summarized financial information about the Company's VIEs which are included in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,							
	2022		**2021**		**2020**			
	ILDISP	**Other Non-material VIEs**	**ILDISP**	**Other Non-material VIEs**	**Chesapeake Alternatives, LLC**	**ILDISP**	**Other Non-material VIEs**	
	(in thousands)		(in thousands)		(in thousands)			
Revenues, Net of Discounts	$ 3,543	$ 9,077	$ 24,420	$ 12,914	$ 19,725	$ 18,694	$ 10,012	
Net income attributable to noncontrolling interests	462	1,215	3,565	1,362	411	3,035	639	
Net income attributable to Green Thumb Industries Inc.	462	1,032	3,565	1,713	4,577	3,035	575	
Net income	$ 924	$ 2,247	$ 7,130	$ 3,075	$ 4,988	$ 6,069	$ 1,214	

As of December 31, 2022 and 2021, VIEs included in the Other Non-material VIEs are Bluepoint Wellness of Westport LLC. As of December 31, 2020, VIEs included in the Other Non-material VIEs are Bluepoint Wellness of Westport, LLC and Meshow, LLC.

The net change in the consolidated VIEs and Other Noncontrolling Interest are as follows for the years ended December 31, 2022 and 2021:

	ILDISP	**Other Non-material VIEs**	**Total**
Balance as at January 1, 2021	$ 3,174	$ 363	$ 3,537
Distributions	(8,600)	(2,428)	(11,028)
Net income (loss)	3,565	1,362	4,927
Changes in ownership	—	926	926
Balance as at December 31, 2021	(1,861)	223	(1,638)
Distributions	(13,957)	(922)	(14,879)
Net income (loss)	462	1,215	1,677
Changes in ownership	15,356	—	15,356
Balance as at December 31, 2022	$ —	$ 516	$ 516

17.   SEGMENT REPORTING

The Company operates in two segments: the cultivation, production and sale of cannabis products to retail stores ("Consumer Packaged Goods") and retailing of cannabis to patients and consumers ("Retail"). The Company does not allocate operating expenses to these business units, nor does it allocate specific assets. Additionally, the Chief Operating Decision Maker does not review total assets or net income (loss) by segments; therefore, such information is not presented below.

The below table presents revenues by type for the years ended December 31, 2022, 2021 and 2020:

		Years Ended December 31,	
	2022	**2021**	**2020**
		(in thousands)	
Revenues, Net of Discounts			
Retail	$ 763,166 $	614,739 $	396,372
Consumer Packaged Goods	495,101	467,258	273,977
Intersegment Eliminations	(240,892)	(188,437)	(113,776)
Total Revenues, Net of Discounts	$ 1,017,375 $	893,560 $	556,573
Depreciation and Amortization			
Retail	$ 43,498 $	31,619 $	24,299
Consumer Packaged Goods	53,166	36,839	28,207
Intersegment Eliminations	—	—	—
Total Depreciation and Amortization	$ 96,664 $	68,458 $	52,506
Income Taxes			
Retail	$ 53,869 $	66,908 $	49,888
Consumer Packaged Goods	40,908	57,704	33,965
Intersegment Eliminations	—	—	—
Total Income Taxes	$ 94,777 $	124,612 $	83,853

Goodwill assigned to the Consumer Packaged Goods segment as of December 31, 2022 and 2021 was $315,889 thousand and $358,038 thousand, respectively. Intangible assets, net assigned to the Consumer Packaged Goods segment as of December 31, 2022 and 2021 was $286,922 thousand and $317,454 thousand, respectively.

Goodwill assigned to the Retail segment as of December 31, 2022 and 2021 was $273,802 thousand and $274,811 thousand, respectively. Intangible assets, net assigned to the Retail segment as of December 31, 2022 and 2021 was $302,597 thousand and $358,037 thousand, respectively.

The Company's assets are aggregated into two reportable segments (Retail and Consumer Packaged Goods). For the purposes of testing goodwill, effective October 1, 2022, Green Thumb has identified two reporting units which align with our reportable segments (Retail and Consumer Packaged Goods). All revenues are derived from customers domiciled in the United States and all assets are located in the United States.

18.   QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains selected quarterly data for 2022 and 2021. The information should be read in conjunction with the Company's financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	First Quarter	Second Quarter	Third Quarter (in thousands)	Fourth Quarter	Full Year
2022					
Net Sales	$ 242,600	$ 254,311	$ 261,194	$ 259,270	$ 1,017,375
Income (loss) from operations	54,552	62,263	48,761	(44,512)	121,064
Net Income (loss) attributable to Green Thumb Industries Inc.	28,939	24,437	9,829	(51,227)	11,978
Net Income (loss) per share – basic	0.12	0.11	0.04	(0.22)	0.05
Net Income (loss) per share – diluted	0.12	0.10	0.04	(0.22)	0.05
Weighted average number of common shares outstanding - basic	235,838,947	236,783,625	237,002,873	237,208,543	236,713,056
Weighted average number of common shares outstanding - diluted	238,225,420	237,762,903	237,804,799	237,208,543	238,080,030

	First Quarter	Second Quarter	Third Quarter (in thousands)	Fourth Quarter	Full Year
2021					
Net Sales	$ 194,431	$ 221,872	$ 233,677	$ 243,580	$ 893,560
Income from operations	51,534	50,855	58,069	54,384	214,842
Net Income attributable to Green Thumb Industries Inc.	10,369	22,052	20,209	22,806	75,436
Net Income per share - basic	0.05	0.10	0.09	0.10	0.34
Net Income per share - diluted	0.05	0.10	0.08	0.10	0.33
Weighted average number of common shares outstanding - basic	216,210,429	220,323,622	226,529,671	230,916,901	223,192,326
Weighted average number of common shares outstanding - diluted	221,616,157	224,843,155	230,879,437	233,927,531	226,758,882

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Green Thumb Industries, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Green Thumb Industries, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in shareholders' equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Intangibles (Including Goodwill) and Contingent Consideration Arising from Business Combinations

Critical Audit Matter Description

As described in Note 5 to the consolidated financial statements, the Company completed the acquisition of ILDISP, LLC during the year ended December 31, 2022. The aggregate consideration for the acquisition was approximately $20 million. In addition, during the year ended December 31, 2022, the Company finalized the purchase price allocation related to the acquisitions of Mobley Pain Management and Wellness Center, LLC and CanWell Processing, LLC, GreenStar Herbals, Inc., MDHWC Management Corp., and LeafLine Industries, LLC (together, the "2021 acquisitions") which were acquired during the year ended December 31, 2021. The aggregate consideration for these acquisitions was approximately $334 million. Each acquisition was accounted for as a business combination. The Company measured the assets acquired and liabilities assumed at fair value, which resulted in the recognition of intangible assets totaling approximately $360 million (of which approximately $341 million related to the 2021 acquisitions). The Company has recorded identifiable license intangible assets of approximately $191 million and goodwill of approximately $169 million (of which approximately $177 million and $164 million related to license intangible assets and goodwill, respectively, of the 2021 acquisitions) as a result of these acquisitions.

The valuation of the intangible assets is complex and judgmental due to the use of subjective assumptions in the valuation models used by management when determining the estimated fair values of the intangible assets acquired and consideration paid. The determination of the fair values of the intangible assets and consideration paid requires management to make significant estimates and assumptions related to forecasts of future revenues, expenses, discount rates, risk-free rates, weighted-average cost of capital, equity risk premium, and the probability of occurrence of certain transactions.

Auditing management's valuation of the acquired intangible assets is complex due to the judgments required to evaluate management's previously noted estimates and assumptions.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

- We tested internal controls relating to the evaluation of the assumptions used to estimate the fair value of the intangible assets acquired including:
  - Management's identification of assets acquired, and liabilities incurred.
  - Management's evaluation of the completeness, accuracy and reasonableness of prospective financial information used to determine the fair values of intangible assets acquired.
  - Management's evaluation of the completeness and accuracy of key assumptions and inputs used by third-party valuation specialists, including the discount rate, risk-free rate, weighted-average cost of capital, and equity risk premium used to determine fair values.
  - Management's evaluation of the clerical accuracy of the model used to determine the fair values of intangible assets acquired.

- Substantively tested, with the assistance of firm personnel with experience in the application of fair value and valuation methodologies, the appropriateness of the judgments and assumptions used in management's estimation process for determining the fair value of the intangible assets acquired, including:
    - o Tested the consideration paid for the acquisitions.
    - o Tested the mathematical accuracy of the calculations performed along with assessing the completeness and accuracy of the information used in the calculations.
    - o Evaluated the appropriateness of the valuation methodologies used, as well as the key assumptions and inputs used, including discount rate, risk-free rate, weighted-average cost of capital, and equity risk premium.
    - o Performed sensitivity analyses to evaluate the changes in the fair value of the intangible assets that would result from changes in certain assumptions.
    - o Compared significant assumptions used by management to current industry and competitor data, comparable Company owned operations, and other areas of the audit.

Goodwill Impairment Evaluation

Critical Audit Matter Description

As described in Notes 2 and 6 to the consolidated financial statements, the Company tests goodwill for impairment annually, or more frequently if events have occurred or circumstances exist that indicate the carrying amount of goodwill may not be recoverable. The Company has recorded $590 million of goodwill as of December 31, 2022. The Company performs its goodwill impairment analysis utilizing either a qualitative or quantitative analysis. The qualitative impairment test includes the evaluation of factors to determine whether it is more-likely-than-not that the fair value of the reporting units is less than their carrying amount. The quantitative impairment test compares the carrying amount of the reporting units to their fair values.

The impairment test resulted in the recording of an impairment loss of approximately $57 million for the year ended December 31, 2022. The impairment analysis requires management to make significant estimates and assumptions in performing its assessment including estimates and assumptions related to forecasts of future revenues and expenses, as well as working capital and capital expenditure requirements. Using the quantitative analysis, the Company then discounts the projected cash flows to a present value using a discount rate that reflects the estimated market weight-average cost of capital and risks specific to the projected cash flows.

Auditing management's impairment analysis is complex due to the judgments required to evaluate management's previously noted estimates and assumptions.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

- We tested internal controls over the Company's annual goodwill impairment analysis, including assumptions used by management in conducting its impairment analysis, including controls addressing:
    - o Management's identification of reporting units evaluated for potential impairment.
    - o Management's assessment of potential triggering events indicating potential impairment.
    - o Management's evaluation of the completeness, accuracy, and reasonableness of prospective financial information used to determine the fair values of reporting units, including the eventual repeal of 280E.
    - o Management's evaluation of the completeness and accuracy of key assumptions and inputs used by third-party valuation specialists, including the discount rate, market multiples, risk-free rate, weighted-average cost of capital, and equity risk premium used to determine fair values.
    - o Management's evaluation of the clerical accuracy of the model used to determine the fair values of reporting units.

- Substantively tested, with the assistance of firm personnel with the experience in the application of fair value and valuation methodologies, the appropriateness of the judgments and assumptions used by management in conducting its impairment analysis, including:

  o Confirmed the appropriateness of the reporting units evaluated in performing management's impairment analysis.

  o Evaluated management's assessment of potential triggering events indicating potential impairment.

  o Tested the mathematical accuracy of the calculations performed along with assessing the completeness and accuracy of the information used in the calculations.

  o Evaluated the appropriateness of the valuation methodologies used, as well as the key assumptions and inputs used, including anticipated future cash flows, discount rates, market multiples, risk-free rate, weighted-average cost of capital, and the eventual repeal of 280E.

  o Performed sensitivity analyses to evaluate the changes in the fair value of the reporting units that would result from changes in certain assumptions.

  o Compared significant assumptions used by management to historical results of operations, industry and market data, and other evidence obtained in the performance of the audit.

We have served as the Company's auditor since 2021.

/s/ Baker Tilly US, LLP
Chicago, Illinois

March 1, 2023

<h1 style="text-align:center">REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</h1>

To the Board of Directors and Shareholders of Green Thumb Industries Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations, changes in shareholders' equity, and cash flows of Green Thumb Industries Inc. (the "Company") for the year ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated results of the Company's operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor from 2019 to 2021.

/s/ Macias Gini & O'Connell LLP
San Francisco, California
March 18, 2021

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BOARD OF DIRECTORS

Ben Kovler
Chairman | Chief Executive Officer
& Founder

Anthony Georgiadis
Director | President

Dawn Wilson Barnes
Director
Aurora Bay Capital | President & Founder

Wendy Berger
Director | Chair of Compensation
Committee | WBS Equities, LLC | Chief
Executive Officer & Founder

Richard Drexler
Director | Chair of Audit Committee
Quality Products | Former Chairman
& Chief Executive Officer

Jeff Goldman
Director
Reed-Union Corporation | Former
Vice President

Ethan Nadelmann
Director
Drug Policy Alliance | Founder & Former
Executive Director

EXECUTIVE TEAM

Ben Kovler
Chairman | Chief Executive Officer
& Founder

Anthony Georgiadis
Director | President

Matt Faulkner
Chief Financial Officer

Bret Kravitz
General Counsel & Secretary

CONTACT

GTIGrows.com
investorrelations@gtigrows.com
312-471-6720

CONNECT

@GTIGrows
@GTIGrows
@GreenThumbIndustries
@GreenThumbIndustries

ANNUAL MEETING

The Annual General Meeting of Shareholders will be held on Wednesday, June 14, 2023 at 10:00 AM CT
www.virtualshareholdermeeting.com/GTBIF2023

INVESTOR INFORMATION

Investors should review financial information and other disclosures about Green Thumb Industries contained in its 2022 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and other U.S. Securities Exchange Commission ("SEC") and Canadian System for Electronic Data Analysis and Retrieval ("SEDAR") filings, as well as press releases, all of which can be found on the company website or one of the following sites: sec.gov | sedar.com
Investor inquiries should be directed to:
Email | InvestorRelations@gtigrows.com
Phone | 310-622-8257

INDEPENDENT AUDITORS

Baker Tilly US, LLP

TRANSFER AGENT

Odyssey Trust Co.
United Kingdom Building
323-4096 Granville Street
Vancouver BC V6C 1T2
Phone | 587-885-0960

STOCK INFORMATION

Canadian Securities Exchange (CSE): GTII
U.S. OTCQX Best Market: GTBIF

CONTACT INFORMATION

Green Thumb Industries Inc.
325 W. Huron Street | Suite 700
Chicago, IL 60654

USE OF NON-GAAP MEASURES

This Annual Report refers to Adjusted Operating EBITDA which is a non-GAAP financial measure and defined as earnings before interest, other income, taxes, depreciation, amortization, less certain non-cash equity compensation expense, including one-time transaction fees and all other non-cash items. This measure does not have any standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other issuers. Readers are urged to review “Non-GAAP Measures” in Green Thumb management’s Discussion and Analysis included in the Form 10-K for the twelve months ended December 31, 2022, 2021 and 2020 for additional disclosure regarding Adjusted Operating EBITDA.

LOOKING FORWARD STATEMENTS

This Annual Report contains statements which constitute “forward-looking statements” or "forward-looking information" within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements and forward-looking information include statements regarding the plans, intentions, beliefs and current expectations of Green Thumb Industries Inc. ("Green Thumb") with respect to future business activities. Readers are cautioned that forward-looking statements are not based on historical facts but instead reflect Green Thumb management’s assumptions, expectations, estimates or projections concerning the business of Green Thumb and its industry. Although Green Thumb believes that the assumptions, expectations, estimates and projections reflected in such forward-looking information are reasonable, such information is subject to risks and uncertainties, including those risks described in Green Thumb’s continuous disclosure record available on SEDAR at www.sedar.com and filings with the SEC and under the heading “Risk Factors” in Green Thumb’s Annual Report on Form 10-K for the year ended December 31, 2022. Should one or more of these risks or uncertainties materialize, or should assumptions, estimates or projections underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein. Although Green Thumb has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Undue reliance should not be placed on such forward-looking statements and Green Thumb does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.



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